

OTIS

Notice of Annual Meeting of Stockholders and Proxy Statement

2023

We are Otis

**We are the world's leading company for elevator
and escalator manufacturing, installation and service.**

You'll find us in the world's most iconic structures, as well as residential and commercial buildings, transportation hubs and everywhere people are on the move.

Our Vision

We give people freedom to connect and thrive in a taller, faster, smarter world.

The Otis Absolutes

In realizing our vision, our colleagues are guided by our commitment to The Otis Absolutes:

Safety

We are in the safety business. The well-being of our colleagues, our customers and the riding public is paramount.

EVERYTHING DEPENDS ON MOVING PEOPLE SAFELY.

Ethics

We strive to be a trusted company, and the employer and supplier of choice. Doing business the ethical, lawful and honest way is who we are, and our reputation depends on it.

DOING BUSINESS THE RIGHT WAY – IT'S WHO WE ARE.

Quality

We stand for delivering quality results in everything we do – from engineering, manufacturing, installation and service, to selling, marketing and financial reporting.

WE DELIVER QUALITY RESULTS IN EVERYTHING WE DO.

Creating value in 2022

In 2022, Otis Worldwide Corporation ("Otis") continued to build on its success, driving strong results thanks to a keen focus on our long-term business strategy, agile leadership and an unwavering commitment to The Otis Absolutes of Safety, Ethics and Quality. We delivered strong financial performance and continue to support the evolving needs of our customers and passengers as we foster an environment where innovation and continuous improvement are rewarded and all Otis colleagues feel safe, welcomed and heard.

Our reach is global, our people are local

 We maintain approximately
2.2 million customer units worldwide

 We serve customers in more than
200 countries and territories

 We have approximately **69,000** colleagues, including over **41,000** field professionals

 We have over **1,400** branches and offices and a direct physical presence in about **80 countries**

Executing on our strategy

We are focused on optimizing our business model and driving returns for shareholders. Our strategy is growth-oriented, and our business is focused on executing against our strategic pillars. A foundation of our strategy is a disciplined capital allocation that supports sustainable growth and returns to shareholders.

STRATEGIC PILLARS	2022 RESULTS
Sustain New Equipment growth	• Achieved third consecutive year of New Equipment share gain, yielding approximately 300-basis point improvement since 2019 • Expanded our digitally connected Gen3 and Gen360 elevators, now accounting for approximately 20% of units booked • Continued to expand sales to key accounts in China • New Equipment orders were up 7.1% at constant currency • Continued to enhance our position in the fast-growing infrastructure segment
Accelerate Service portfolio growth	• Grew our service portfolio by 4.1% to approximately 2.2 million units globally, more than a 100-basis point improvement versus prior year • Leveraged Otis' digital ecosystem to improve equipment uptime, passenger experience and productivity with approximately 800,000 units of our global portfolio now connected, including units in warranty period • Deployed targeted initiatives to improve New Equipment conversion and retention, and recapture units back to the portfolio • Increased use of digital tools and a specialized service organization to improve productivity, customer satisfaction and retention • Modernization orders were up 8% at constant currency
Advance digitalization	• Developed and deployed a new suite of connective technologies to better integrate elevator performance and efficiency insights into building management systems and smart buildings • Deployed field professional analytics across 24 countries, improving route efficiency and enhancing the condition-based maintenance program with cloud-based analytic capabilities • Expanded deployment of systems and tools to drive sales and promote efficiency, including Customer Relationship Management and Enterprise Resource Planning • Achieved 90% deployment of Field Mobility Applications, reaching a total of 35 countries, focused on safety, quality and service while delivering significant productivity benefits • Sharpened focus on the customer's digital experience by expanding remote monitoring and inspections, and automating customer notifications • Optimized efficiencies and modernized applications by improving cloud platforms
Focus and empower our workforce	• Launched programs worldwide to support the development of diverse talent, female leadership and our culture of inclusion • Created and deployed mentorship, allyship and sponsorship programs in alignment with Our Commitment to Change • Embedded targets within our executive short-term incentive compensation to promote environmental, social and governance ("ESG") goals related to gender parity in the executive ranks and reduction in Scope 1 and Scope 2 greenhouse gas ("GHG") emissions • Expanded coverage of the Employee Assistance Program, Otis' mental health and resilience resource program, to all colleagues worldwide • Maintained overall high colleague engagement through sustained leadership accountability and achieved targeted improvement on inclusion question in colleague engagement survey • Increased volunteerism and participation in science, technology, engineering and math ("STEM") programming in our communities

Financial highlights

In the face of a challenging macroeconomic and geopolitical environment, 2022 marked the third year of strong financial performance for Otis as an independent company. We grew organic sales 2.5%, expanded adjusted operating profit margins 30 basis points, grew adjusted diluted earnings per share ("EPS") by 7.5%, increased our dividend by 20.8%, while generating $1.56 billion in operating cash flow (approximately $1.45 billion in free cash flow), which we used to repay $500 million in debt and deploy over $1.3 billion to shareholders through $850 million in share repurchases and $465 million in dividends.[1] We also achieved New Equipment orders growth of 7.1% at constant currency, ended the year with our adjusted New Equipment backlog up 11% at constant currency, and grew our maintenance portfolio by 4.1% to approximately 2.2 million units, setting us up for another successful year in 2023.[1]

PERCENTAGE CHANGE FROM 2021

SALES

GAAP — $13.7B — 2.5% Organic sales growth[1]

ORDERS / UNITS

New Equipment — 7.1% — 7.1% growth

Maintenance portfolio — 4.1% — 4.1% growth

CASH FLOW

Operating Cash Flow — $1.56B — 10.9% decrease

Free Cash Flow[1] — $1.45B — 9.3% decrease

DILUTED EARNINGS PER SHARE

GAAP — $2.96 — 2.4% growth

Adjusted[1] — $3.17 — 7.5% growth

[1] As defined more fully in Appendix A on pages 94-97, Otis refers to non-GAAP sales as organic sales, non-GAAP operating profit as adjusted operating profit, non-GAAP cash flow as free cash flow, non-GAAP backlog as adjusted backlog and non-GAAP diluted earnings per share as adjusted diluted EPS. Appendix A also provides a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures.

ESG at Otis

Environmental, social and governance ("ESG") principles have been fundamental at Otis for decades, and the four pillars that drive our ESG strategy are holistically integrated within our larger corporate strategy. ESG drives value for our customers, colleagues and communities, helping us achieve a stronger, more sustainable and inclusive tomorrow. Above all, we are committed to the health and safety of our colleagues and the riding public. We strive to reduce the environmental impact of our products, operations and services and those of our customers. We foster a culture that embraces all voices and diverse points of view and proactively engages in the communities we serve. We act with integrity, every time, everywhere. We understand that the way we act matters.

In 2021, we identified 13 goals within our four ESG pillars that align with the strategic imperatives that form our business strategy. In 2022, we continued to build on our vision and legacy, carrying our innovations forward by focusing on technology for safer, more sustainable operations, improved customer service and passenger experiences, and by expanding our diversity strategy for a more inclusive workplace.

We report on these goals in our ESG Report in accordance with the Global Reporting Initiative Standards, as well as in alignment with the Sustainability Accounting Standards Board guidelines for the Resource Transformation sector and the Task Force on Climate-related Financial Disclosures. We have completed two of these goals ahead of schedule: we achieved ISO 14001 certification for all factories in 2021, and we expanded our Employee Assistance Program – Otis' mental health and resilience resource – to all global colleagues in 2022.



Sustain New Equipment Growth
Accelerate Service Portfolio Growth
Advance Digitalization
Focus & Empower Our Organization
Connect & Thrive
Health & Safety
Environment & Impact
People & Communities
Governance & Accountability

HEALTH & SAFETY

Aligned material issues

- Workforce well-being, health and safety
- Product quality and reliability
- Public health, safety and accessibility

Goals

- Commit to achieve a zero-harm workplace
- Expand availability of well-being and resilience services to all colleagues worldwide through an Employee Assistance Program by 2023[1]
- Educate all field professionals and subcontractors annually on the life-saving Cardinal Rules, our fundamental work-safety principles

ENVIRONMENT & IMPACT

Aligned material issues

- Emissions, energy and climate change
- Waste
- Product design and sustainable innovation

Goals

- Achieve a 50% reduction of Scope 1 and Scope 2 GHG emissions by 2030
- Reach carbon neutrality for factory electricity by 2030
- Achieve 100% factory eligibility for zero-waste-to-landfill certification by 2025
- Complete ISO 14001 certification for all factories by 2025[2]

PEOPLE & COMMUNITIES

Aligned material issues

- Diversity, equity and inclusion ("DE&I")
- Community engagement
- Colleague development, engagement and retention

Goals

- Achieve gender parity in our executive ranks by 2030
- Increase colleague favorability for the inclusive culture category in the company's engagement survey by 4 percentage points by 2025
- Direct 50% of total global giving to STEM programs by 2025
- Impact 15,000 students globally through STEM-focused programming across the learning and vocational training continuum to improve livelihoods and help build the workforce of tomorrow by 2030
- Dedicate 500,000 colleague volunteer hours in support of vibrant communities, STEM education and social equity efforts globally by 2030

GOVERNANCE & ACCOUNTABILITY

Aligned material issues

- Regulatory, compliance and anti-corruption
- Ethics and integrity
- Sustainable supply chain
- Cybersecurity, data privacy and intellectual property

Goals

- Award at least 20% of U.S. supplier spend annually to diverse suppliers[3]

(1) Completed in 2022.

(2) Completed in 2021.

(3) Diverse supplier is defined as a supplier that is at least 51% owned by an individual or group that is underrepresented (i.e., minority-, women-, veteran-, LGBTQ+, or disability-owned), a small business and/or operating in an economically disadvantaged location based on the U.S. Small Business Administration definitions.

2022 ESG highlights



HEALTH & SAFETY

Empowered colleagues to exercise their Stop Work Authority and recognized positive role models

Engaged colleagues and field partners through **third annual Season of Safety**

Launched Field Training Center of Excellence ("COE") and enhanced colleague and field partner education on rules and procedures

Performed annual subcontractor risk assessment and implemented action plans for high-risk field partners

Provided access to 100% of our global colleagues to our **Employee Assistance Program**

ENVIRONMENT & IMPACT



100% of global factories achieved **ISO 14001 certification**, four years ahead of our goal

Factories in Spain and Germany powered by **100% renewable energy**

On track for 100% of factory eligibility for zero-waste-to-landfill certification by 2025, with **54% of program elements implemented by year end**

Hangzhou, China, factory recognized as a **"No-Waste Factory"** by Hangzhou City

Manufacturing facility in Florence, South Carolina, achieved **Gold-level TRUE certification** for its zero-waste efforts

Scopes 1 and 2 GHG emission reduction target incorporated into our executive short-term incentive program

Scope 3 GHG emission planning completed, with on-going quantification from a **third-party subject matter expert**

Electric vehicle pilot programs implemented across 14 countries

Published **11 Environmental Product Declarations** by end of 2022

PEOPLE & COMMUNITIES



Strengthened global employee resource group **("ERG") network** to build awareness and relationships

Achieved our annual **U.S. diverse supplier spend goal**

Celebrated "We are Many Voices Month" inclusion campaign

Deployed self-ID program and launched **gender identity policy** in the Americas

Improved colleague favorability for the inclusive culture category score in 2022 in our **Engagement Survey by 1 point**

Added executive gender parity target into our executive short-term incentive program

Launched our DE&I governance with the **DE&I Advisory Group** and regional DE&I councils

Mentored students to develop mobility solutions to address climate change impacts through our **Made to Move Communities program**

Signed CEO Letter on Disability Inclusion by Disability:IN

Launched 2 in '22 campaign, challenging all Otis colleagues to record at least two volunteer hours during the year



GOVERNANCE & ACCOUNTABILITY

Held ESG investor outreach calls led by our CEO and Lead Director

Received Gold sustainability rating from EcoVadis, an increase from prior year's rating

The Board and its committees engaged in **extensive review and oversight** of ESG-related topics

Conducted regular reviews of our ESG progress and strategies with the ESG Council, which reports to our CEO

Increased Board diversity to 60%

Published our 2nd annual ESG Report in advance of our 2023 Annual Meeting of Shareholders. For more on Otis' commitment to ESG, we invite you to review our 2022 ESG Report on our website at www.otisinvestors.com under "ESG"

2022 AND 2023 AWARDS AND ACCOLADES

- The World's Top Female-Friendly Companies – Forbes, 2022
- World's Best Employers – Forbes, 2022
- America's Most Responsible Companies – Newsweek, 2022 and 2023
- Best Places to Work for LGBTQ+ Equality – Human Rights Campaign Foundation, 2022
- World's Most Admired Companies – FORTUNE, 2022 and 2023
- Noteworthy Companies – DiversityInc, 2022
- Japan PRIDE Index 2022 – work with Pride (wwP), 2022
- Top Employer in China – Top Employers Institute, 2022
- CIO 100 – CIO, 2022
- INNOSTAR – Korea Management Registration, 2022 and 2023
- Project of the Year: Taichung Mass Rapid Transit (MRT) Green Line (Taiwan) – Elevator World, January 2022
- Project of the Year: East Rail Line-Cross Harbour Extension (Hong Kong) – Elevator World, January 2023
- Project of the Year: 22 Bishopsgate, London – Elevator World, January 2023
- Top 100 Global Innovators – Clarivate, 2023

Independent Lead Director letter



TO OUR SHAREHOLDERS:

As we began to navigate a post-pandemic world, 2022 showed that we continue to live in a time of unprecedented volatility and change, from high inflationary pressures to continued supply chain shortages to a global geopolitical environment marked by uncertainty and instability. Otis not only adapted to the many complex challenges it faced in 2022, but also continued to thrive thanks to leadership that was imaginative and tenacious in identifying and maximizing opportunities, thoughtful and proactive in managing risks, and relentlessly focused on Otis' long-term business strategy – all while staying true to Otis' values. Otis was tested in 2022, and I am proud that despite the challenges, Otis delivered on its commitments and emerged a stronger, better and more mature organization.

We as a Board of Directors also matured in 2022. Since CEO and President Judy Marks assumed the role of Board Chair in February, the operations of the Board have continued to be grounded in the fundamental principles of open dialogue, mutual respect and collegiality. Judy and I have worked diligently – and in accordance with a strong corporate governance framework that clearly defines our respective roles – to ensure effective leadership of the Board independent of Otis management. I take very seriously my responsibility as independent Lead Director to provide strong and independent oversight of Board activities, and Judy's transparency and willingness to engage in tough discussions – whether related to issues that were beyond management's control or in areas where the management team could have done better – have been instrumental in allowing me and the other independent directors to better understand the challenges facing Otis and, in turn, provide the appropriate level of guidance, governance and oversight. I look forward to continuing this constructive working relationship with my independent Board colleagues as well as with Judy as Board Chair.

In 2022, we appointed Nelda J. Connors to the Otis Board, our first new director since we became an independent company in April 2020. Nelda's leadership experience and expertise, especially in the industrial and technology sectors, and diverse perspective make her a valuable addition to our Board as well as to the Audit and Compensation committees on which she serves. Nelda's appointment also represents an important step toward building board succession in a manner that will result in a more balanced board composition relative to director tenure. And we look forward to building upon it.

Additionally, the Board provided guidance and oversight to management as formidable geopolitical events rose to the fore. Following Russia's invasion of Ukraine, we convened to explore the complex challenges facing Otis against the backdrop of a rapidly evolving sanctions and financial regulatory environment. We supported management in its development of a strategy that took into account Otis' business objectives and our commitment to stay true to our values. Otis' ability to execute a sale of its Russia business in July – just five months after the invasion – demonstrates not only the maturity and capability of Otis management, but also this Board's commitment to risk mitigation in the interest of our shareholders.

I am extremely proud to serve alongside a diverse Board of Directors comprised of experienced global corporate professionals with broad and deep multi-industrial knowledge. We are committed to ensuring that Otis continues to rise to its potential and drive toward long-term sustainable value creation for our shareholders. I look forward to continued engagement with you, our shareholders, and respectfully request your support for the board-recommended proposals contained in this Proxy Statement.

Yours truly,

JOHN H. WALKER
INDEPENDENT LEAD DIRECTOR

Notice of 2023 Annual Meeting of Shareholders

Meeting information



DATE AND TIME:
May 18, 2023
9:00 a.m. Eastern time



LOCATION:
We will be holding our 2023 Annual Meeting of Shareholders (''Annual Meeting'') virtually via live webcast.
To attend, vote or submit questions during the Annual Meeting, please see ''How to attend'' below. You will not be able to attend the meeting in person.
For more information, see ''Virtual Annual Meeting.''

Your vote is important. Please submit your proxy or voting instructions as soon as possible.

Agenda

1. Election of the 10 director nominees listed in the Proxy Statement
2. Advisory vote to approve executive compensation
3. Appointment of PricewaterhouseCoopers LLP to serve as independent auditor for 2023
4. Shareholder proposal, if properly presented at the meeting
5. Other business, if properly presented

Who may vote:

If you owned shares of Otis common stock at the close of business on March 20, 2023, you are entitled to receive this Notice of the 2023 Annual Meeting and to vote at the meeting, either online or by proxy.

How to attend:

To attend the meeting, please go to www.virtualshareholdermeeting.com/OTIS2023. To participate by voting or submitting questions during the Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/OTIS2023 using the control number located on your Notice of Internet Availability of Proxy Materials (''Notice of Internet Availability''), proxy card or voting instruction form. You will not be able to attend the Annual Meeting in person.

Please review your 2023 Proxy Statement ("Proxy Statement'') and vote using one of the methods described on the following page.

By Order of the Board of Directors.

TOBY W. SMITH
VICE PRESIDENT, CORPORATE SECRETARY

How to Vote



INTERNET
Online during the Virtual Annual Meeting:
Go to www.virtualshareholdermeeting.com/OTIS2023 and follow the instructions on the website.
Online in advance of the Virtual Annual Meeting:
Up until 11:59 p.m. Eastern time on May 17, 2023, go to www.proxyvote.com and follow the instructions on the website



TELEPHONE
Up until 11:59 p.m. Eastern time on May 17, 2023, call 1-800-690-6903



MAIL
Sign, date and return your proxy card or voting instruction form in the enclosed postage-paid envelope

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on May 18, 2023. This Notice of the 2023 Annual Meeting and Proxy Statement and our 2022 Annual Report to Shareholders ("2022 Annual Report") are available free of charge at www.proxyvote.com. References in either document to our website or any third-party website are for the convenience of readers, and information available at or through these websites is not a part of nor is it incorporated by reference in the Proxy Statement or 2022 Annual Report.

The Board of Directors (the "Board") is soliciting proxies to be voted at our Annual Meeting on May 18, 2023, and at any postponed or reconvened meeting. We expect that the proxy materials or a Notice of Internet Availability will be mailed and made available to shareholders beginning on or about April 6, 2023. At the Annual Meeting, votes will be taken on the matters listed in this Notice of the 2023 Annual Meeting.

Virtual Annual Meeting

For our Annual Meeting, we have adopted a virtual meeting format. This format enables shareholders to participate regardless of geographic location or physical or resource constraints. It also safeguards the health and safety of our shareholders, colleagues and members of our Board. All that is required is an internet-connected device.

How will the Annual Meeting be held?

The Annual Meeting will be held solely via live webcast through an online virtual meeting platform that allows shareholders around the globe to listen to the entire meeting on their computer or other device and submit questions. Members of management, our Board and a representative of our independent auditor will be in virtual attendance. There will not be a physical meeting location.

How can shareholders attend and participate in the Annual Meeting?

Only shareholders of record and beneficial owners as of March 20, 2023, the record date, may attend or participate in the meeting by voting or submitting questions. To attend and participate, go to www.virtualshareholdermeeting.com/OTIS2023 and log in using the 16-digit control number included on your Notice of Internet Availability, proxy card or voting instruction form.

On the day of the Annual Meeting, May 18, 2023, shareholders may begin to log in to the online virtual meeting platform beginning at 8:45 a.m. Eastern time. The meeting will begin promptly at 9:00 a.m. Eastern time. Please allow ample time to log in.

How can shareholders receive technical assistance in connection with the Annual Meeting?

Beginning at 8:45 a.m. Eastern time on the day of the meeting, we will have technicians ready to assist you with any technical difficulties you may have when logging in to or accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the online virtual meeting platform log-in page.

How can shareholders submit questions at the Annual Meeting?

Once logged in to the virtual meeting platform as instructed above, shareholders may submit questions directly by following the instructions on the website. We will answer as many shareholder-submitted questions that are appropriate and pertinent to the meeting matters as time permits during the Annual Meeting. Substantially similar questions may be answered as a group.

YOU WILL NOT BE ABLE TO ATTEND THE ANNUAL MEETING IN PERSON.

Table of contents

Proxy Statement summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Proxy voting roadmap

PROPOSAL 1

Election of directors

BOARD RECOMMENDATION:

FOR **Each Director Nominee**

PAGE
16

PROPOSAL 2

Advisory vote to approve executive compensation

BOARD RECOMMENDATION:

FOR

PAGE
42

PROPOSAL 3

Appoint an independent auditor for 2023

BOARD RECOMMENDATION:

FOR

PAGE
81

PROPOSAL 4

Shareholder proposal, if properly presented at the meeting

BOARD RECOMMENDATION:

AGAINST

PAGE
83

Governance and Board highlights

Foundation of good governance

Otis is committed to best corporate governance practices. Our governance structure reflects processes from across industries that we believe provide the basis for effective board oversight. Our governance is dynamic, reflecting the Board's continuous review of best practices and goal of maintaining optimum effectiveness. Below are Otis' key corporate governance practices and where in this Proxy Statement and/or other publicly available documents you may find further information on these practices. Publicly available documents such as our Corporate Governance Guidelines ("CGG"), Certificate of Incorporation, Bylaws, Committee Charters and The Otis Absolutes are available on our website at www.otisinvestors.com/governance/governance-documents.

Board independence and composition

8 of 10 director nominees are independent
page 37

All committees are composed of independent directors only
pages 22-25

Fresh perspectives. On October 28, 2022, the Board appointed Nelda J. Connors as a new member, increasing the number of Board members and its diverse composition. The tenure of seven of our eight independent directors on the Otis Board or that of its predecessor, United Technologies Corporation ("UTC"), is less than four years[1]
pages 13-14, 16, 30-36

Independent Lead Director has expansive authority and clearly defined responsibilities grounded in the fundamental principle of independent oversight
pages 17-18
CGG

Private sessions of independent directors are held following each regularly scheduled Board and committee meeting without management present; presided over by the Lead Director or committee chair
CGG

No classified Board. All directors are elected annually. Newly appointed directors of less than one year are subject to re-election at the Annual Meeting
page 27
Bylaws and Certificate of Incorporation

Overboarding is prohibited. All directors are restricted in the number of other public boards on which they may serve
page 27
CGG

Majority voting standard applies for uncontested elections. Resignation policy is in place if a director fails to receive the majority of votes cast
CGG

Director engagement

6 Board meetings and 16 committee meetings in 2022
page 37

98% director attendance at Board and committee meetings in 2022
page 37

Robust onboarding education program for all directors
pages 29-30
CGG

Annual self-evaluations completed by all directors
page 29
CGG

ESG matters

Strong commitment to DE&I
pages 3-5
2022 ESG Report

The Otis Absolutes, our code of ethics, applies to all colleagues globally as well as the Board
page 22
The Otis Absolutes and CGG

Extensive ESG program and active Board and committee oversight of ESG matters in place
pages 19-21
2022 ESG Report

Compensation practices

At-risk compensation makes up approximately 90% of our CEO's target compensation opportunity and not less than 75% for other named executive officers ("NEOs")
page 49

Strong clawback provisions
page 58

Careful consideration of risk
page 58

ESG performance multipliers in our executive short-term incentive program
page 51

Shareholder rights

Nomination of director candidates available through the proxy access process and universal proxy rule; properly made shareholder nominations considered by the Nominations and Governance Committee
Bylaws

Request for a special meeting of shareholders can be made by shareholders holding at least 15% of outstanding shares of Otis common stock for at least one year
Bylaws

No dual class or cumulative voting structure – one vote per share
Certificate of Incorporation

No supermajority shareholder vote requirements or poison pill plan
Bylaws and Certificate of Incorporation

Stock ownership requirements

Robust stock ownership requirements for directors and executive officers
pages 41 and 58
CGG

Prohibition on hedging and pledging of our common stock by directors and colleagues (including officers)
page 58

---

[1] Harold W. McGraw III served as a UTC director from September 2003 until Otis was spun off by UTC into a separate publicly traded company on April 3, 2020 (the "Separation"). Christopher Kearney, a non-independent director, also served as a UTC director from December 2018 until the Separation.

Our director nominees

The Board has nominated 10 individuals for election to the Otis Board upon recommendation of the Nominations and Governance Committee. These nominees are deeply experienced executives with the highest integrity and represent a highly diverse collection of backgrounds, experience, skills and perspectives. The nominees have led and advised companies as executive officers, chairmen, founders, managing or lead partners and directors in a wide range of sectors, including asset management, automotive, consumer products, manufacturing, and professional services. Each of the nominees is a current Otis director. All the nominees, except for Ms. Connors, were appointed in connection with the Separation. Ms. Connors was appointed by the Board effective October 28, 2022.

INDEPENDENT



Jeffrey H. Black, 68
Former Senior Partner and Vice Chairman,
Deloitte LLP

Board committees:
Audit **(Chair)**, Nominations and Governance[1]
Director since April 2020



Nelda J. Connors, 57
Founder and Chief Executive Officer,
Pine Grove Holdings, LLC

Board committees:
Audit, Compensation
Director since October 2022



Kathy Hopinkah Hannan, 61
Former Global Lead Partner, National
Managing Partner and Vice Chairman, KPMG, LLP

Board committees:
Audit, Nominations and Governance
Director since April 2020



Shailesh G. Jejurikar, 56
Chief Operating Officer,
The Procter & Gamble Company

Board committees:
Audit, Compensation **(Chair)**[1]
Director since April 2020



Harold W. McGraw III, 74
Former Chairman, President & CEO,
McGraw-Hill Companies

Board committees:
Compensation, Nominations and Governance
Director since April 2020



Margaret M. V. Preston, 65
Managing Director
Cohen Klingenstein, LLC

Board committees:
Compensation, Nominations and
Governance **(Chair)**
Director since April 2020



Shelley Stewart, Jr., 69
Former Chief Procurement Officer,
E. I. du Pont de Nemours and Company

Board committees:
Audit, Nominations and Governance
Director since April 2020



John H. Walker, 65
Former Chairman and CEO,
Global Brass and Copper Holdings, Inc.

Board committees:
Compensation[1]
Director since April 2020

NON-INDEPENDENT



Christopher J. Kearney, 67
Former Executive Chair,
Otis Worldwide Corporation
Former Chairman, SPX FLOW, Inc.
Director since April 2020



Judith F. Marks, 59
Chair, Chief Executive Officer and President,
Otis Worldwide Corporation
Director since April 2020

[1] On March 21, 2023, Mr. Jejurikar was appointed Chair of the Compensation Committee. Mr. Walker, the former Chair, continues to serve on the Compensation Committee. In addition, Mr. Black was appointed to the Nominations and Governance Committee on the same date.

Focus on Board diversity

Otis places great emphasis on diversity across multiple dimensions – including gender, race, ethnicity, sexual orientation, background, perspective and experience – in its workplace, and the Board is no exception. The Nominations and Governance Committee actively considers diversity in recruitment and nomination of directors and assesses its effectiveness in this regard when reviewing the composition of the Board. The current composition of our Board reflects those efforts and the importance of diversity to the Board.[1] Further, the Nominations and Governance Committee itself is specifically composed of a diverse group of directors, which gives it a strong foundation for considering diversity in Board leadership and governance matters.

BOARD NOMINEES



Diverse	Ethnic / racial diversity	Women	Women in leadership roles[2]
60%	**40%**	**40%**	**40%**
	2 African American 1 Native American Indian 1 Indian American		

NOMINATIONS AND GOVERNANCE COMMITTEE



Diverse	Ethnic / racial diversity	Women
60%	**40%**	**40%**
	1 African American 1 Native American Indian	

[1]   For further details on the diversity of our nominees, please refer to the ''Our Board nominees – Nominee skills and attributes matrix'' section.
[2]   Leadership roles are defined as the Chair of the Board, Lead Director and the chairs of each committee.

Independent, engaged Board with global perspectives

Otis' majority independent Board is composed of directors with broad and deep knowledge, experience and expertise across a variety of industries and global markets.



Committee and Board attendance in 2022	Global experience	Independence
98%	**90%**	**80%**

Board qualifications

Our Board values the varying perspectives that individuals of differing backgrounds and experiences bring. Each of our nominees meets the fundamental criteria required to be an Otis Board member:

- Objectivity and independence
- Loyalty
- Commitment to enhance long-term shareholder value
- Broad, senior-level experience
- Diversity
- Capacity to devote time required
- Professional and personal ethics
- Alignment on corporate purpose

Our nominees as a group also possess the highly valuable skills and attributes that the Board has identified as most relevant and desirable to support and guide Otis in excelling now and into the future.

Corporate governance

Proposal 1:
Election of directors

- We are seeking your support for the election of the 10 individuals whom the Board has nominated to serve as directors for a one-year term beginning on the date of the Annual Meeting.
- All the nominees are current directors of Otis. Except for Ms. Connors, all our directors were first appointed to the Otis Board in connection with the Separation in April 2020. Ms. Connors was appointed by the Board effective October 28, 2022, upon recommendation of the Nominations and Governance Committee after review of a range of highly qualified candidates based on the criteria outlined under "Creating and Maintaining an Effective Board" on pages 26-30.
- The Board believes that the nominees have the qualifications consistent with our position as a global leader in the elevator and escalator manufacture, installation and service industry with operations worldwide.

THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE:

 **Jeffrey H. Black**

 **Nelda J. Connors**

 **Kathy Hopinkah Hannan**

 **Shailesh G. Jejurikar**

 **Christopher J. Kearney**

 **Judith F. Marks**

 **Harold W. McGraw III**

 **Margaret M. V. Preston**

 **Shelley Stewart, Jr.**

 **John H. Walker**

Our Board leadership structure

Chair and Chief Executive Officer

Otis' CEO and President, Judith F. Marks, has served as the Chair of the Otis Board since February 2022. The decision to appoint Ms. Marks as Chair followed careful consideration by the Board after nearly two years of operating with the leadership structure in place at the time of the company's Separation from its former corporate parent in April 2020. The Board considered several factors in reaching its decision to combine the roles of Chair and CEO under Ms. Marks, including that:

- Ms. Marks has led Otis as President since 2017, was named CEO in 2019 and has served as a director since Otis became an independent, publicly traded company in April 2020.
- Under Ms. Marks' leadership, Otis has continued to deliver strong financial performance by driving near- and long-term strategic priorities, all while effectively guiding Otis through a global pandemic, substantial macroeconomic pressures and geopolitical uncertainty.
- Ms. Marks has proven to be an exceptional leader – setting a vision, creating an environment of success, removing obstacles and driving results – and the Board believes that she is the best candidate to lead the Board as its Chair.
- Combining the roles of Chair and CEO promotes decisive decision-making as Otis continues to execute on its long-term strategy and seeks to achieve sustainable growth and value creation for our customers, colleagues, communities and shareholders.
- The Board has a strong, independent Lead Director with responsibility to ensure leadership and oversight independent of company management, as described in more detail below.

Independent Lead Director

The independent Lead Director plays an important role in Otis' corporate governance structure, ensuring that the Board fulfills its duty to provide the appropriate level of independent oversight of management and acting as the principal liaison between the independent directors and management. The Lead Director also acts in an advisory capacity to the Chair and CEO and to Otis management in matters concerning the interests of the organization and the Board as well as relationships between Otis management and the Board.

To promote strong and independent oversight of Board activities, Otis has delineated clear responsibilities for the independent Lead Director. For example, the Lead Director has final approval authority of all Board meeting schedules, agendas and materials, is authorized to call special meetings of the Board and committees, and leads robust private sessions composed only of independent directors – excluding the CEO and other Otis management – as part of every Board meeting. In addition, the Lead Director is responsible for providing annual and ongoing feedback to the Chair and CEO on various topics, including her performance, the functioning of the Board and any other issues or concerns that may arise.

The Corporate Governance Guidelines require the independent directors to select annually an independent member to serve as Lead Director whenever the Chair is not independent. Accordingly, the independent directors have selected John H. Walker to continue as Lead Director.

We are confident that all our directors understand their roles and are committed to acting in the best interest of Otis. In clearly defining the responsibilities of the Chair and CEO and Lead Director roles, respectively, we believe that we are striking the right balance to ensure effective leadership of the Board independent of Otis management. In continuing in the role of Lead Director, Mr. Walker is well positioned to provide a strong, independent perspective commensurate with his responsibilities.

Roles and Responsibilities

The key responsibilities of the combined Chair and CEO and the Lead Director are incorporated into our Corporate Governance Guidelines and described below.

Chair and CEO

- Develops meeting schedules and agendas
- Ensures Board materials are appropriate, sufficient and high quality
- Presides at all meetings of the full Board
- Presides at annual and special shareholder meetings
- Has authority to call special meetings of the Board
- Fosters open and inclusive environment at Board meetings
- Identifies director candidates for the Board in consultation with the Nominations and Governance Committee and Lead Director
- Assists the Nominations and Governance Committee with the screening and evaluation of director candidates
- Assists the Nominations and Governance Committee with the selection of committee chairs

Lead Director

- Has final approval of meeting schedules, agendas and Board materials
- Presides at private meetings of independent directors and at Board meetings when Chair and CEO is not present
- Has authority to call special meetings of the Board, committees and private sessions of the independent directors
- Jointly leads, with the Chair of the Nominations and Governance Committee, the Board self-evaluation process and works with that committee to address issues that arise
- Communicates the Board's annual performance evaluation and provides ongoing feedback to the Chair and CEO
- Serves as principal liaison between the independent directors and the Chair and CEO, as necessary
- Assists the Chair and CEO and the Nominations and Governance Committee with the identification, screening and evaluation of director candidates
- Assists the Nominations and Governance Committee with the selection of committee chairs
- Authorizes retention of outside advisors who report directly to the Board
- Meets, as representative of the Board, with representatives of significant stakeholder constituencies

Board responsibilities and oversight

Areas of Board oversight

The Board is responsible for overseeing Otis' business and activities. Board oversight is divided into several key areas, with oversight responsibility delegated in some instances from the Board as a whole to one or more of its committees. Key areas of Board oversight are set forth below. More information about committee oversight and responsibilities is set forth in the ''Board committees'' section starting on page 22.

STRATEGY

While management is responsible for executing Otis' strategy, the Board actively engages with management to guide, inform and advise on that strategy to support and promote long-term shareholder value. Otis' ESG initiatives are an integral part of its business strategy.

- The Board receives updates from management on the status of company performance, key strategic initiatives, global socioeconomic conditions, public policy issues relevant to Otis and its stakeholders, competitive trends, capital markets and other developments.
- The Board has oversight responsibility over capital allocation policy, including financings, dividends, share repurchases, and significant investments and capital appropriations.
- Throughout the year, the Board, through its committees, is briefed, discusses and gives guidance on strategies for issues falling under the oversight of those committees, such as environment, health and safety, sustainability, corporate social responsibility, DE&I and governance matters.
- The Board's varied experiences and perspectives allow it to probe and, if appropriate, challenge management's assumptions and conclusions on strategies and their implementation.
- Engagement by the entire Board is supported and promoted through discussions at private sessions of the independent members of the Board following every Board meeting led by the independent Lead Director and following every Board committee meeting led by its committee chair.

RISK MANAGEMENT

Successful execution of a robust and innovative business strategy involves accepting a certain measure of risk. Otis identifies, assesses, monitors and manages risks through its comprehensive enterprise risk management (''ERM'') program that conforms to the Enterprise Risk Management – Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission. The Board works with management to develop appropriate risk tolerance and oversees and monitors the management of risks that could significantly affect the company's operations, growth or reputation. Risk oversight is aligned with the Board's oversight of Otis' strategies and business plans. Thus, the Board regularly receives reports on the risks implicated by the company's strategic decisions concurrent with the deliberations leading to those decisions. The Board annually participates in an update on the ERM program and is briefed on these risks periodically, either directly or through its committees. The Board, its committees and management work together on risk management as follows:

BOARD OF DIRECTORS

The full Board has oversight responsibility for the following areas of risk and risk management:

- Overall risk management program and structure and risk tolerance levels
- Selection and evaluation of senior executive management
- Company culture and engagement
- Management succession planning and development
- Business objectives and major strategies
- Risks deemed significant

Otis' Board and its committees receive regular reports from the head of Internal Audit, General Counsel and other senior management regarding ERM; litigation and legal matters; compliance programs and risks; and other applicable risk-related policies, procedures and limits. We believe that our leadership structure supports our risk oversight function.

The Board delegates certain risk management responsibilities to committees upon recommendation from the Audit Committee. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. Working with management, the Board supports discussions around escalating risks as business needs dictate. For example, the Board and the Audit Committee engaged frequently with management around the conflict between Russia and Ukraine, receiving detailed assessments of the financial, operational, compliance, reputational and cyber risks, and related mitigation actions. Following these reviews, the Board supported the plan to divest the Otis business in Russia, and the Audit Committee approved the transaction.

Risk oversight delegated to committees includes:

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATIONS AND GOVERNANCE COMMITTEE
• ERM policies and practices • Financial statements and ESG disclosures, reporting and controls • Legal, ethical and regulatory compliance • Financial (including tax) and capital • Cybersecurity and privacy • Review of significant acquisitions and divestitures	• Executive incentive plan performance metrics and goals, including ESG factors • Compensation levels for senior leaders • Pay equity • CEO performance goals • Stock ownership requirements • Clawback policies	• Director qualifications and nomination, including ensuring a diverse Board • Director independence • Assessment of Board effectiveness • Board refreshment • Corporate governance • Environment, health and safety • Corporate social responsibility and charitable giving • Sustainability and climate-related risks • DE&I • Public policy issues • Shareholder engagement and proposals on ESG topics

BOARD OVERSIGHT OF CYBERSECURITY

The security of our products, services and corporate network is a key priority both for the growth of our business and our responsibilities as a leader in our industry. Otis has taken a risk-based approach to cybersecurity. We have implemented cybersecurity policies throughout our operations as part of our important digital transformation activities, including designing and incorporating cybersecurity into our products and services while they are being developed.

To that end, we have an extensive cybersecurity governance structure in place. Cybersecurity risks are overseen by the Audit Committee, and our Cybersecurity Program is directed by both our Chief Digital Officer and Chief Information Security Officer. Our Chief Digital Officer and Chief Information Security Officer briefed the Audit Committee and other members of the Board on the Otis Cybersecurity Program and cyber-threat landscape two times in 2022. Our Board members also received briefings on privacy risk management and IT infrastructure. In addition, several Board members hold a CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, and in early 2023, two directors attended a continuing education class related to cybersecurity through the National Association of Corporate Directors (NACD).

We have established a Cyber Governance Council and Steering Committee made up of senior management at our corporate headquarters and regional offices (including our CEO) to ensure visibility and alignment with the business. We maintain a robust Cybersecurity Incident Response Plan, which provides a framework for handling cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across Otis, and have established a global Security Operations Center to support enterprise visibility to cyber incidents in real time. We periodically conduct table-top exercises to test the plan. In 2022, one such exercise included Audit Committee members who participated in a simulated cyber incident response exercise. Members of the Audit Committee also toured our Cyber Operations Center where they met with senior management and our cybersecurity team to discuss current cyber threats and review roles and responsibilities. We have cybersecurity insurance and regularly review our policy and levels of coverage based on current risks.

All salaried Otis colleagues complete an annual cybersecurity training program where specific threats and scenarios are highlighted based on our analysis of current risks to the organization. They also receive ongoing communications regarding the importance of guarding against phishing. All Otis colleagues engaged in cybersecurity are required to have a baseline certification (such as Security+, CISSP or CISM), as well as an operational cyber certification (for example, incident response or forensics analysis). We conduct several cyber-specific internal audits per year and provide for third-party scanning of our network monthly.

ESG PROGRAMS

For Otis, being a good corporate citizen is fundamental to everything we do. Underscoring that importance, the Board and its committees engage in extensive review and oversight of ESG-related topics.

Otis has developed an ESG Governance Model that supports its commitment to doing good in line with its business strategy. ESG matters impact every corner of the business, and, accordingly, ESG governance is cross-functional, involving team members from multiple functional and business areas. The ESG Council – composed of senior leaders representing Communications; Engineering; Environment, Health and Safety; Human Resources; Investor Relations; Legal; Quality and Continuous Improvement; Supply Chain; and Sustainability – works closely with an internal ESG Working Group. Both the ESG Council and ESG Working Group meet frequently, with the ESG Council reporting regularly to the CEO.

ESG Risks

A number of ESG risks are expressly considered in the ERM risk identification and assessment process, including climate-related risks; meeting stakeholder ESG expectations; ESG reporting in accordance with the Global Reporting Initiative Standards, as well as in alignment with the Sustainability Accounting Standards Board guidelines for the Resource Transformation sector and the Task Force on Climate-related Financial Disclosures; DE&I; ethical culture; and colleague and public safety. ESG risks and corresponding mitigation actions that do not make the list of Top ERM Risks are managed by the ESG Council and ESG Working Group using a modified version of the ERM process.

ESG Governance Model

- Integrated, cross-functional initiative

- ESG strategy aligned with Otis' culture, values and business strategies and objectives

- Objectives established in key areas, with continued discussion around longer-term approach

- The ESG Council and ESG Working Group meet frequently, a demonstration of Otis' commitment to developing and maintaining a successful ESG program



Areas of oversight include, but are not limited to:

- Community giving, volunteerism and community engagement
- Corporate governance
- DE&I
- Ethics and compliance
- Health and safety
- Investor Relations
- Supply chain
- Sustainability and climate-related risks and opportunities

In 2022, the Nominations and Governance Committee received reports from management at every meeting concerning progress on key ESG objectives. The Committee engaged in reviews of issues comprising colleague health and safety; corporate social responsibility and giving; DE&I, including Our Commitment to Change and Made to Move Communities initiatives; human capital management; shareholder engagement on ESG topics; supplier diversity; and sustainability and climate-related risks and opportunities.

For more information about our ESG programs, please review our 2022 ESG Report on our website at www.otisinvestors.com under "ESG."

Our code of ethics – The Otis Absolutes

Otis' code of ethics is called The Otis Absolutes. This code, which applies to all colleagues globally as well as the Board, is based on The Otis Absolutes of Safety, Ethics and Quality. These core values establish standards of conduct and ethical principles that guide every colleague and Board member across the globe in their day-to-day decisions. The Board, through its Audit Committee, receives reports from management, the Chief Compliance Officer and Otis' internal auditor on any significant issues regarding compliance with The Otis Absolutes.

Board committees

While it is the responsibility of the Board as a whole to exercise its business judgment and to act in the best interests of Otis in overseeing Otis' business and affairs, the Board delegates oversight of certain matters to its committees, which act on behalf of the Board and report back to the Board on its activities.

Actions reserved to the full Board include:

- Determine the appropriate size of the Board from time to time
- Oversee the selection and evaluation of senior executive management
- Review business objectives and major strategies
- Oversee significant risks
- Evaluate the performance of the Chair and CEO
- Review succession planning and management development

Our Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominations and Governance Committee. Each committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements.

All committee charters, which are reviewed annually by the respective committee, are available on our website at: www.otisinvestors.com/governance/governance-documents.

AUDIT COMMITTEE

MEETINGS IN 2022: 7

MEMBERS:

Jeffrey H. Black, **Chair**

Nelda J. Connors
Kathy Hopinkah Hannan
Shailesh G. Jejurikar
Shelley Stewart, Jr.

All members of the Audit Committee are independent.

ADDITIONAL INDEPENDENCE REQUIREMENTS:

All members of the Audit Committee satisfy the heightened independence requirements under the relevant rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and New York Stock Exchange ("NYSE"), both of which require that the Board consider the source of the member's compensation.

FINANCIAL EXPERTISE AND AUDIT COMMITTEE FINANCIAL EXPERTS:

The Board has determined that each member of the Audit Committee meets the financial expertise requirements of the NYSE, and that Jeffrey H. Black, Nelda J. Connors and Kathy Hopinkah Hannan are "audit committee financial experts" under the relevant rules of the Exchange Act.

PRIMARY RESPONSIBILITIES:

Financial statements and disclosure matters

- Reviews and discusses with management and the independent auditor the content, preparation, integrity and independent auditor review of Otis' financial statements filed with the Securities and Exchange Commission ("SEC"), including significant financial reporting issues and judgments, and the adequacy and effectiveness of Otis' internal control over financial and ESG reporting and disclosures

Independent auditor and internal audit

- Selects the independent auditor, subject to shareholder ratification, and monitors its performance, audit and non-audit services and independence
- Approves the annual Internal Audit plan, budget and staffing, and reviews significant findings and key trends

Compliance

- Oversees the implementation and effectiveness of Otis' legal, ethics and regulatory compliance programs, including The Otis Absolutes
- Oversees complaints and concerns submitted by Otis colleagues or external parties regarding accounting and internal accounting controls, auditing matters or business practices

Enterprise risk management

- Oversees the overall policies and practices for ERM
- Reviews and oversees the evaluation and management of Otis' major financial (including tax), operational, compliance, reputational, strategic and cybersecurity risks

Significant financial actions

- Oversees Otis' policies and strategies with respect to financing, dividends, share repurchases, capital appropriations, derivative transactions, and insurance and risk management
- Reviews plans for and execution of significant acquisitions and divestitures

COMPENSATION COMMITTEE

MEETINGS IN 2022: 5

MEMBERS:

Shailesh G. Jejurikar, **Chair**[1]

Nelda J. Connors
Harold W. McGraw III
Margaret M. V. Preston
John H. Walker[1]

All members of the Compensation Committee are independent.

ADDITIONAL INDEPENDENCE REQUIREMENTS:

All members of the Compensation Committee satisfy the heightened independence requirements under the relevant rules of the Exchange Act and the NYSE, which require that the Board consider the source of the member's compensation.

PRIMARY RESPONSIBILITIES:

Compensation practices and policies

- Oversees executive compensation programs, practices and policies, including evaluating performance against incentive plan performance goals (including two ESG performance multipliers for our executive short-term incentive program)
- Annually reviews a risk assessment of compensation policies, plans and practices
- Oversees aspects of Otis' human capital management assigned by the Board, including pay equity

CEO compensation

- Reviews and approves annual goals and objectives relevant to CEO compensation, and leads an evaluation of the CEO's performance against those goals and objectives
- Determines and approves, subject to review by the other independent directors, the CEO's compensation levels based on the evaluation

Executive compensation

- Reviews and approves compensation peer group
- Reviews and approves changes to compensation for NEOs and other key officers
- Approves benefit arrangements and agreements for the CEO, other NEOs and key officers
- Assists the Board in overseeing and managing risk related to compensation practices

NO COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION:

During the year ended December 31, 2022:

- No member of the Compensation Committee was a current or former officer or employee of Otis or any of its subsidiaries
- None of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Otis Board or its Compensation Committee

(1) On March 21, 2023, Mr. Jejurikar was appointed Chair of the Compensation Committee. Mr. Walker, the former Chair, continues to serve on the Compensation Committee.

NOMINATIONS AND GOVERNANCE COMMITTEE	MEETINGS IN 2022: 4

MEMBERS:

Margaret M. V. Preston, **Chair**

Jeffrey H. Black[(1)]
Kathy Hopinkah Hannan
Harold W. McGraw III
Shelley Stewart, Jr.

All members of the Nominations and Governance Committee are independent.

PRIMARY RESPONSIBILITIES:

Board and committee composition

- Recommends for Board approval the qualifications and criteria for service as a director
- Identifies, evaluates and recommends director candidates, including ensuring a diverse Board
- Submits to the Board recommendations for committee assignments
- Reviews and makes recommendations to the Board regarding whether a director should continue service on the Board if there is a change in their principal employment or the number or type of outside boards on which the director serves

Stakeholder impacts

- Oversees, reviews and monitors Otis' policies, programs and practices related to environment, health and safety, and DE&I initiatives and related matters
- Oversees, reviews and monitors Otis' corporate social responsibility and charitable giving programs
- Oversees shareholder engagement and proposals on ESG topics

Corporate governance

- Reviews and recommends to the Board appropriate compensation for non-employee directors
- Oversees the design and conduct of the annual self-evaluation of the performance of the Board and its committees
- Develops, reviews and recommends to the Board updates to the Corporate Governance Guidelines
- Establishes and monitors policies and practices on Board operations and Board service
- Reviews and monitors the orientation of new Board members and the continuing education of all directors
- Reviews and makes recommendations to the Board regarding shareholder rights and shareholder proposals

(1) Appointed on March 21, 2023.

Creating and maintaining an effective Board

How we select our directors



HOW WE SELECT OUR DIRECTORS

Our Board is composed of individuals who, together, bring diverse backgrounds and possess the skills, experiences and perspectives that are ideally suited to guide Otis today and lead Otis forward. Our directors were all nominated for re-election following a thorough and rigorous process.

1 ESTABLISH QUALIFICATIONS FOR SELECTION AS A DIRECTOR

2 IDENTIFY PERSONS QUALIFIED TO SERVE AS DIRECTORS, CONSISTENT WITH APPROVED QUALIFICATIONS

3 REVIEW CANDIDATES IN LIGHT OF THE APPROVED QUALIFICATIONS

4 RECOMMEND A SLATE OF DIRECTOR CANDIDATES TO BE PROPOSED FOR ANNUAL ELECTION BY SHAREHOLDERS

STEP 1
Establish qualifications for selection as a director

The Board, on recommendation by the Nominations and Governance Committee, has established fundamental criteria that any prospective director must possess. Recognizing that Otis must continually adapt to ever-changing business, social, environmental and other global dynamics, the Board also considers which skills, attributes and experiences are necessary to support Otis in executing its current strategy as well as to guide the company in the future. The qualifications used by the Board in selecting the nominees for directors are described under "Criteria for Board membership" and "Director skills and attributes" on page 28.



STEP 2
Identify persons qualified to serve as directors, consistent with approved qualifications

The Chair, in consultation with the Nominations and Governance Committee and the Lead Director, is responsible for identifying candidates for the Board. The Board has delegated the screening and evaluation process for director candidates to the Nominations and Governance Committee, in consultation with the Chair and the Lead Director. The Nominations and Governance Committee also may engage search firms to assist in identifying and evaluating qualified candidates and to ensure that a large and diverse pool of potential candidates is being considered.



STEP 3

Review candidates in light of the approved qualifications

The Nominations and Governance Committee will consider candidates recommended by directors, management and shareholders who meet the qualifications Otis seeks in its directors. Each candidate is reviewed to ensure that they meet the criteria for Board membership established by the Board. While objectivity and independence of thought are critical attributes for any nominee, the Board also considers whether the candidate satisfies the independence and other requirements for service on the Board and its committees in accordance with the rules of the NYSE and SEC.

The Board values diversity in its directors and believes that diversity across multiple dimensions facilitates more robust discussions and better decision-making. As part of our efforts to ensure a diverse and effective Board, director nominees are asked whether they are willing to self-identify diversity characteristics, including gender identity, race, ethnicity, sexual orientation and other personal diversity characteristics they feel comfortable disclosing.

Shareholder nominations. Shareholders may recommend nominees for consideration by advance notice or proxy access, pursuant to the procedures set forth in Otis' Bylaws and the universal proxy rules under SEC Rule 14a-19. See "Frequently Asked Questions About the Meeting – How do I submit proposals and nominations for the 2024 Annual Meeting?" on pages 92-93 for more information on shareholder nominations of directors for the 2024 Annual Meeting.

Conflicts of interest. Directors must be loyal to and act in the best interests of Otis and promote shareholder value, thus avoiding conflicts of interest and any appearance thereof, as defined by applicable laws and as set forth in The Otis Absolutes. Candidates for Board membership must disclose all situations that could reasonably represent a conflict of interest.

Additional considerations for renomination

Change in principal responsibilities. If a director's principal employment or principal responsibilities outside of Otis change substantially, the director must offer to resign from the Board. The Nominations and Governance Committee will recommend to the Board whether the resignation should be accepted.

Service on other boards. A director may not serve on the boards of more than four other public companies in addition to the Otis Board. Additionally, the Nominations and Governance Committee will review the appropriateness of a director's continuing Board service if a director joins the board of a public company or for-profit company where a relationship between Otis and such other entity may affect the independence of the director, require disclosure or conflict with other legal requirements.

Retirement policy. Our Corporate Governance Guidelines require that directors will not stand for re-election and will retire from the Board as of the Annual Meeting of Shareholders following their attainment of age 75. The Board retains the authority to approve exceptions to this policy based on special circumstances. There are no fixed term limits for members of the Board.



STEP 4

Recommend a slate of director candidates to be proposed for annual election by shareholders

The individuals nominated for re-election to the Board at the Annual Meeting have served diligently, capably and vigorously in 2022. Each has been determined by the Nominations and Governance Committee and the Board to possess keen skills and attributes, and invaluable experiences necessary to strongly lead Otis into the future.

Criteria for Board membership

The Board, on recommendation by the Nominations and Governance Committee, has established fundamental criteria that a prospective director must possess:

- Objectivity and independence in making informed business decisions
- Broad, senior-level experience to be able to offer insight and practical wisdom
- The highest professional and personal ethics and values in accordance with The Otis Absolutes
- Loyalty to the interests of Otis
- A commitment to enhancing long-term shareholder value
- A capacity to devote the time required to successfully fulfill a director's duties
- The ability to contribute to the diversity of the Board, consistent with Otis' DE&I initiatives
- Alignment on the corporation's goal to positively impact Otis colleagues, communities, the environment and other stakeholders

Recognizing that Otis and its strategy must continuously adapt to ever-changing business, social, environmental and other global dynamics, the Board also considered which skills and attributes were necessary to support Otis in executing its current strategy and navigating through change. As a result, the Board, on recommendation from the Nominations and Governance Committee, determined that the Board should be composed of individuals possessing one or more of the following skills and attributes, so that each crucial skill and attribute is adequately represented on the Board.

Director skills and attributes


Senior industry leadership
Industry knowledge through service as a senior leader or as a director


Environmental, social and governance
Experience managing or overseeing matters related to environmental, health and safety, and social and governance initiatives, including human capital management


Innovation and optimization
Executive experience overseeing product development, operations and/or technological innovation translating into an understanding of how to adapt to rapid change and generate optimized solutions


Financial
Proficiency in complex financial management, financial reporting processes, capital allocation, capital markets, and mergers and acquisitions


Risk management
Experience in overseeing and understanding major risk exposures, including significant financial, operational, compliance, reputational, strategic, regulatory, global, trade, tax, environmental and cybersecurity risks


Global
Extensive leadership experience with a significant global enterprise providing relevant business and cultural perspectives


Board diversity
Contributes to the diversity of the Board consistent with Otis' DE&I initiatives

Board effectiveness

A strong and effective Board is the foundation of Otis' governance. The Board monitors and maintains its effectiveness through its interrelated Board governance practices. The Board's self-evaluation process allows it to improve its practices and policies to increase effectiveness. Continuous improvement includes understanding and staying current on industry, global, financial and other trends impacting the business. Otis' governance practices include robust onboarding and continuing education opportunities.

BOARD COMPOSITION

- Stringent director qualifications ensure high-quality and high-performing directors
- Retirement and overboarding policies support appropriate refreshment and focus
- Permissible range in Board size keeps the Board small enough to permit vigorous interaction while allowing for responsiveness to changing circumstances
- Independent Lead Director and majority independent Board support objective, independent governance

BOARD ENGAGEMENT

- Comprehensive management reporting occurs at Board and committee meetings
- Private sessions at every Board and committee meeting support candid discussions
- Committee oversight and reporting to the Board allow robust analysis and sharing of information
- Full access to management

Board effectiveness

BOARD EDUCATION

- Comprehensive onboarding education and training
- Full access to advisors and counsel
- Commitment to providing full range of continuing education offerings on various Board-relevant topics, including management-directed programming

BOARD GOVERNANCE AND ACCOUNTABILITY

- Competitive director compensation to help attract highly skilled individuals
- Each member of the Board expected to be a long-term Otis shareholder to align with shareholder interests
- Committee assignments managed to ensure appropriate and diverse perspectives
- Annual elections, majority voting standard for uncontested elections and proxy access support accountability to shareholders

EVALUATION OF EFFECTIVENESS: BOARD SELF-EVALUATIONS

- The Nominations and Governance Committee oversees the design and implementation of an annual self-evaluation to assess the performance and effectiveness of the Board, its committees and the contributions of directors
- The Lead Director and the Nominations and Governance Committee Chair jointly lead the self-evaluation process, which includes individual interview sessions with directors
- Through written feedback and follow-up individual interviews, the directors provide an evaluation of the performance of the Board and the committees on which they sit, their own performance and the performance of the other directors on the Board as a whole. A summary of results identifying themes or issues that emerge from the self-evaluations are discussed in Board and committee private sessions without management
- Results from self-evaluations are used to enhance the Board and governance practices and policies, as well as inform the Board's consideration of:
  - Board roles, including committee assignments and chair positions
  - Succession planning
  - Composition and refreshment objectives

Director continuing education

We encourage our Board members to visit our branches, service centers and other facilities. The Board endeavors to conduct at least one annual on-site visit to an Otis operating unit, factory or construction or customer site, giving directors a firsthand understanding of Otis' operations and providing an opportunity for colleagues and directors to interact. In 2022, the Audit Committee members visited the global Security Operations Center, where they met with senior management and our cybersecurity team to discuss current cyber threats, review roles and responsibilities pursuant to our Cybersecurity Incident Response Plan, and to participate in a simulated cyber incident response exercise. Directors also receive daily news updates relevant to Otis and the broader elevator and escalator industry and participate in outside continuing education programs on a variety of Board-relevant topics, including cybersecurity oversight.

Director onboarding

As required by the Corporate Governance Guidelines, any new director will participate in an orientation program that will include:

- Sessions familiarizing directors with the roles and responsibilities of the Board, including topics tailored to each director's committee assignments
- Meetings with senior leaders reviewing the company's strategy; the business; financial statements; significant financial, accounting and risk management issues; compliance programs and The Otis Absolutes; and the internal audit function and the independent auditor
- Attendance at a quarterly earnings call or other investor events
- Meetings with key executives, including regional and functional area leaders
- A visit to an Otis facility

Recent Board Refreshment

Effective October 28, 2022, Nelda J. Connors was appointed to the Board. Having determined that Ms. Connors' leadership experience and expertise meet the criteria for Board membership and are well aligned with our director skills and attributes, we are confident that Ms. Connors will be a valuable addition to the Board. The appointment expands the Board to 10 members, eight of whom are independent.

Our Board nominees

The Board, on the recommendation of the Nominations and Governance Committee, has nominated for election the 10 individuals below. All are current directors of Otis.

Biographical information

Each nominee's biography highlights the key skills and attributes on which the Board particularly relies, in addition to describing each director's significant work experience and service.



INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Audit **(Chair)**, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Carter's Inc.

JEFFREY H. BLACK | 68 | BIRTHPLACE UNITED STATES

EXPERIENCE:
- Senior Partner and Vice Chairman, Deloitte LLP, 2002-2016; Member of Board of Directors, 2004-2011
- Partner-in-Charge of Metro New York audit practice, Arthur Andersen LLP, 1988-2002

OTHER LEADERSHIP EXPERIENCE AND SERVICE:
- Director, Basin Holdings LLC (non-public), since 2018
- Director, Vantage Airport Group, LTD (non-public), since 2016
- Director, The University at Albany Bioscience Development Corp. (non-public), since 2015
- Treasurer and Director, The University at Albany Foundation, since 2009
- Board Chair, The Research Foundation for the State University of New York, 2012-2022

ACCREDITATION / TRAINING:
- Certified Public Accountant
- NACD Master Class in Cybersecurity, 2023
- CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, 2021

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Financial
- Risk management
- Global



INDEPENDENT DIRECTOR

TENURE:

Since October 2022

BOARD COMMITTEES:

Audit, Compensation

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Baker Hughes Company
Boston Scientific Corporation
Zebra Technologies Corporation

NELDA J. CONNORS | 57 | BIRTHPLACE UNITED STATES

EXPERIENCE:
- Founder, Chair and Chief Executive Officer, Pine Grove Holdings, LLC, since 2011
- President and Chief Executive Officer, Atkore International Inc. (formerly the Electrical and Metal Products division of Tyco International), 2008-2011
- Vice President, Eaton Corporation plc, 2002-2008

OTHER LEADERSHIP EXPERIENCE AND SERVICE:
- Advisor, Nissan North America Inc., since 2020
- Advisor, Vibracoustic SE (non-public), since 2018
- Director, BorgWarner Inc., 2020-2022
- Advisor, Queen's Gambit Growth Capital, 2020-2022
- Director, Robert F. Kennedy Human Rights Foundation, 2020-2022
- Board of Trustees, Xavier University of Louisiana, 2020-2022
- Director, EnerSys Corporation, 2017-2021
- Director, CNH Industrial N.V., 2020
- Director, Delphi Technologies PLC, 2017-2020
- Director, Echo Global Logistics, Inc., 2013-2020
- Director, Federal Reserve Bank of Chicago, 2011-2017

ACCREDITATION / TRAINING:
- University of Dayton, Master of Science in Mechanical Engineering, 1990

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Innovation and optimization
- Financial
- Risk management
- Global
- Board Diversity



INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Audit, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Annaly Capital Management, Inc.
Carpenter Technology Corp.
Ginkgo Bioworks

KATHY HOPINKAH HANNAN | 61 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Global Lead Partner, Senior Advisor for Board Leadership Center and National Leader Total Impact Strategy, KPMG LLP, 2015-2018
- National Managing Partner of Diversity and Corporate Responsibility, KPMG LLP, 2009-2015
- Midwest Area Managing Partner, Tax Services, KPMG LLP, 2004-2009
- Vice Chairman, Human Resources, KPMG LLP, 2000-2004

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Trustee, Tribal Abatement Fund Trust, since 2022
- Trustee, The Conference Board, since 2022
- Annual Rotating Member, Otis DE&I Advisory Group, 2022
- Board Chair, Smithsonian National Museum of the American Indian, 2021-2022
- Director, Blue Trail Software (non-public), 2018-2022
- Board Chair and National President, Girl Scouts of the United States of America, 2014-2020
- President George W. Bush's National Advisory Council on Indian Education, 2004-2008

ACCREDITATION / TRAINING:

- Certified Public Accountant
- NACD Master Class in Cybersecurity, 2023
- CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, 2021
- NACD Directorship by the National Association of Corporate Directors, 2021
- Harvard Business School Online, Sustainable Business Strategy Course, 2021
- Benedictine University, Ph.D. in Leadership and Ethics Studies, 2016

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Financial
- Risk management
- Global
- Board diversity



INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Audit, Compensation **(Chair)**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

None

SHAILESH G. JEJURIKAR | 56 | BIRTHPLACE INDIA

EXPERIENCE:

- Chief Operating Officer, The Procter & Gamble Company, since 2021
- Chief Executive Officer, Fabric & Home Care, The Procter & Gamble Company, 2019-2021
- Executive Sponsor, Corporate Sustainability, The Procter & Gamble Company, 2016-2021
- President, Global Fabric Care & Home Care Sector, The Procter & Gamble Company, 2018-2019
- President, Global Fabric Care & Brand Building Organization, The Procter & Gamble Company, 2015-2018
- President, Fabric Care, North America, The Procter & Gamble Company, 2014-2015

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Chairperson, Cincinnati Center City Development Corporation, since 2022
- Vice Chairman, ACI-American Cleaning Institute, 2016-2017

ACCREDITATION / TRAINING:

- CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, 2021

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Innovation and optimization
- Financial
- Risk management
- Global
- Board diversity



NON-INDEPENDENT DIRECTOR AND FORMER EXECUTIVE CHAIR

TENURE:

Since April 2020

BOARD COMMITTEES:

None

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Nucor Corporation

CHRISTOPHER J. KEARNEY | 67 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Managing Partner, Eagle Marsh Holdings, LLC, since 2016
- Executive Chair, Otis Worldwide Corporation, 2020-2022
- Non-Executive Chairman, SPX FLOW, Inc., 2016-2017
- Chairman, President and Chief Executive Officer, SPX FLOW, Inc., October-December 2015
- Chairman, President and Chief Executive Officer, SPX Corporation, 2007-2015
- President and Chief Executive Officer, SPX Corporation, 2004-2007

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Lead Director, Nucor Corporation, since 2022
- Advisor, Warburg Pincus LLC, since 2015
- Director, United Technologies Corporation, 2018-2020
- Director, SPX Corporation, 2015-2016
- Director, Polypore International, Inc., 2012-2015

ACCREDITATION / TRAINING:

- DePaul University Law School, JD, 1981

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Innovation and optimization
- Financial
- Risk management
- Global



NON-INDEPENDENT DIRECTOR AND CHAIR, CHIEF EXECUTIVE OFFICER AND PRESIDENT

TENURE:

Since April 2020

BOARD COMMITTEES:

None

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Caterpillar Inc.

JUDITH F. MARKS | 59 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Chair (since 2022), Chief Executive Officer and President (since 2020), Otis Worldwide Corporation
- President (since 2017) and Chief Executive Officer (since 2019), Otis Elevator Company
- Chief Executive Officer, Siemens USA and Dresser Rand, a Siemens business, 2016-2017
- Executive Vice President, New Equipment Solutions, Dresser Rand, 2015-2016
- President and Chief Executive Officer, Siemens Government Technologies, 2011-2015

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Member, Business Roundtable, since 2021
  - Member of the Tax Committee, since 2022
  - Chair of the Trade & International Committee, since 2023
  - Member of the Board of Directors, since 2023
- Member, U.S.-India CEO Forum, since 2022
- Board Member, AdvanceCT, since 2021
- Director, Hubbell Incorporated, 2016-2020

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Innovation and optimization
- Financial
- Risk management
- Global
- Board diversity



INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Compensation, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

None

HAROLD W. MCGRAW III | 74 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Chairman, McGraw-Hill Companies, 1999-2015
- President and Chief Executive Officer, McGraw-Hill Companies, 1998-2013

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Chairman, U.S. Council for International Business, since 2010
- Board Member, Committee Encouraging Corporate Philanthropy, since 2004
- Member, U.S. Trade Representatives' Advisory Committee for Trade Policy and Negotiations, since 2001
- Board Member, Asia Society, since 1998
- Director, Phillips 66 Company, 2012-2021
- Director, United Technologies Corporation, 2003-2020
- Honorary Chairman, International Chamber of Commerce, 2013-2016
- Director, ConocoPhillips, 2005-2012

ACCREDITATION / TRAINING:

- University of Pennsylvania, The Wharton School, MBA, 1976

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Global



INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Compensation, Nominations and Governance **(Chair)**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

McCormick & Company

MARGARET M. V. PRESTON | 65 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Managing Director, Cohen Klingenstein, LLC, since 2021
- Managing Director, North Region Leader, U.S. Wealth Management, TD Bank, N.A., 2014-2019
- Managing Director and Regional Executive for U.S. Trust, Bank of America Private Wealth Management, 2006-2014
- Executive Vice President, Wealth Management and Investments, PNC Bank (formerly Mercantile-Safe Deposit & Trust Co.), 2002-2006

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Board Member, United Way of New York City Women's Leadership Council, 2006-2020
- Board Member, Lincoln Center, Women's Leadership Council, 2014-2019

ACCREDITATION / TRAINING:

- University of Pennsylvania, The Wharton School, Executive Leadership Program, 2013
- Harvard University, Graduate School of Business Administration, MBA, 1983

SKILLS AND ATTRIBUTES:

- Environmental, social and governance
- Financial
- Risk management
- Global
- Board diversity



INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Audit, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Kontoor Brands, Inc.
Clean Harbors, Inc.

SHELLEY STEWART, JR. | 69 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Managing Partner, Bottom Line Advisory LLC, since 2018
- Vice President, Sourcing and Logistics, and Chief Procurement Officer, E. I. du Pont de Nemours and Company, 2012-2018
- Senior Vice President, Operational Excellence, Chief Procurement Officer, Tyco International plc, 2005-2012
- Vice President, Supply Chain Management, Tyco International plc, 2003-2005
- Senior Vice President, Supply Chain, Invensys Ltd, 2001-2003

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Annual Rotating Member, Otis DE&I Advisory Group, since 2023
- Advisory Board, Ariel Alternatives, LLC, since 2021
- Chairman, Billion Dollar Roundtable Inc., since 2019
- Board of Trustees, Howard University, since 2018
- Board of Governors, University of New Haven, since 2018
- Chair, Board of Visitors, Howard University School of Business, since 2015
- Director, Cleco Corporation, 2010-2016

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Innovation and optimization
- Financial
- Risk management
- Global
- Board diversity



LEAD DIRECTOR INDEPENDENT DIRECTOR

TENURE:

Since April 2020

BOARD COMMITTEES:

Compensation

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Nucor Corporation
O-I Glass, Inc.

JOHN H. WALKER | 65 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Non-Executive Chair, O-I Glass, since 2021
- Non-Executive Chairman, Nucor Corporation, 2020-2022
- Non-Executive Chairman, Global Brass and Copper Holdings, Inc., 2014-2019
- Executive Chairman, Global Brass and Copper Holdings, Inc., 2013-2014
- Chief Executive Officer, Global Brass and Copper Holdings, Inc., 2007-2014
- President and Chief Executive Officer, The Boler Company, 2003-2006
- Chief Executive Officer, Weirton Steel Corporation, 2001-2003

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Director, United Continental Holdings, Inc., 2002-2016
- Director, Delphi Corporation, 2005-2009

SKILLS AND ATTRIBUTES:

- Senior industry leadership
- Environmental, social and governance
- Innovation and optimization
- Financial
- Risk management

Nominee skills and attributes matrix

We are proud of the breadth, depth and diversity of skills and expertise that our Board possesses. No one skill is more important than the other, and the strength of our Board and committees comes from its collective perspectives. The chart below and the biographical information for each director nominee above illustrate the diverse set of key skills, attributes and areas of expertise represented on our Board. The absence of a "●" for a particular skill or attribute does not mean the director is unable to contribute to the decision-making process in that area.

	Jeffrey H. Black	Nelda J. Connors	Kathy Hopinkah Hannan	Shailesh G. Jejurikar	Christopher J. Kearney	Judith F. Marks	Harold W. McGraw III	Margaret M. V. Preston	Shelley Stewart, Jr.	John H. Walker
Senior industry leadership	●	●	●	●	●	●	●		●	●
Environmental, social and governance	●	●	●	●	●	●	●	●	●	●
Innovation and optimization		●		●	●	●			●	●
Financial	●	●	●	●	●	●		●	●	●
Risk management	●	●	●	●	●	●		●	●	●
Global	●	●	●	●	●	●	●	●	●	
Board diversity		●	●	●		●		●	●	
Gender Identity	Male	Female	Female	Male	Male	Female	Male	Female	Male	Male
African American or Black		●							●	
Alaskan Native or Native American			●							
Asian				●						
White	●				●	●	●	●		●
Born Outside the U.S.				●						

Director independence

Objectivity and independence of thought are critical attributes for all our Board members, enabling our Board as a whole to respect and consider the broad range of viewpoints offered by our diverse directors. To further ensure that our directors are guided by independent thought and interest, the Board, under the Corporate Governance Guidelines, requires that a substantial majority of directors be independent in accordance with applicable law and the listing standards of the NYSE.

Independence determinations by the Board are further guided by the Board's Director Independence Policy (available at www.otisinvestors.com/governance/governance-documents), pursuant to which a director is considered independent if the Board makes an affirmative determination, after consideration of all relevant facts and circumstances, that the director does not have a material relationship with Otis (other than as a director) either directly or as a partner, shareholder or executive officer of another entity that has a relationship with Otis. When assessing the materiality of a director's relationship with Otis, the Board will consider the issue both from the director's standpoint and from that of persons or organizations affiliated with the director.

Before joining the Board and annually thereafter, the Nominations and Governance Committee conducts an assessment for each nominee and director that considers all known relevant facts and circumstances about relationships bearing on the independence of the nominee/director. This assessment is based on a questionnaire completed by the nominee/director, as well as company information about sales and purchases of products and services in the ordinary course of business, as well as other transactions, between Otis (including its subsidiaries) and other companies or charitable organizations, where directors and nominees (and their immediate family members) may have relationships pertinent to the independence determination. The assessment also examines relationships that may affect heightened independence standards that apply to members of the Audit Committee and the Compensation Committee.

> Following its assessments in connection with the nomination of the 10 incumbent directors to the Board at the 2023 Annual Meeting, the Nominations and Governance Committee has concluded, and the Board affirmatively determined, that all of the directors – other than Christopher J. Kearney, who was employed by Otis as Executive Chair from April 3, 2020, until February 3, 2022, and Judith F. Marks, who is employed by Otis – are independent under Otis' Director Independence Policy and the NYSE listing standards because none of the directors, other than Mr. Kearney and Ms. Marks, has a business, financial, family or other relationship with Otis that is considered material.

Board engagement

Board and committee attendance

Throughout 2022, the Board members engaged in robust and frequent interaction among themselves as well as with senior Otis management, key personnel and advisors. Each Board member participated actively, contributing unique and varied perspectives that allowed the Board as a whole to provide comprehensive and well-reasoned guidance to Otis.

Our Board and its committees met frequently in 2022.

	2022 MEETINGS	
Board	6	
Audit Committee	7	**98%** attendance
Compensation Committee	5	
Nominations and Governance Committee	4	

All of our directors are expected to virtually attend the Annual Meeting.

Engagement with management

The Board engaged continuously with management throughout 2022. In addition to interaction with management at each Board and committee meeting, the directors met with management throughout the course of the year to share information, obtain business updates, provide support and offer guidance. The Corporate Governance Guidelines provide that each Board member has full access to Otis management.

Regular, thorough and clear communication with management is supported by the following practices adopted by the Board:

- **Meeting agendas and material.** The Lead Director and the chairs of each committee meet with the Chair and CEO and key management to develop streamlined and informative materials and presentations for Board and committee meetings.
- **Intermeeting updates.** In addition to the materials provided in connection with Board and committee meetings, management regularly provides the Board updates on business operations, key customer engagements, communication with investors, ESG (including climate-related) topics and other key initiatives, such as cybersecurity controls, through written communications and in-depth conversations.
- **Resource material.** Board members receive a daily summary of industry-related and Otis-specific news.

Engagement with shareholders

Open communication with shareholders is fundamental to good corporate governance. In 2022, Ms. Marks, former Chief Financial Officer ("CFO") Mr. Ghai and CFO Mr. Maheshwari, as well as other senior leaders, engaged extensively with institutional investors and analysts to discuss Otis' business, strategy, financial performance and capital allocation. The Board received frequent reports from management summarizing feedback and key focus areas from those meetings.

Otis 2022 shareholder engagement key statistics:

Management met with **~85% of our top 50 active shareholders**, representing more than **35% of shares outstanding**

Management met with **~75% of our top 100 active shareholders**, representing more than **40% of shares outstanding**

Investors, representing approximately **35% of shares outstanding**, received invitations to participate in ESG-related discussions

Held **three shareholder calls** led by our CEO and our Lead Director to discuss ESG matters

Otis Investor Relations interacted with **~80% of our top 100 active shareholders**

Shareholder engagement:			
Who		**How**	**Resources**
External • Institutional investors • Sell-side analysts • Prospective and current bondholders • Proxy advisory firms • Rating agencies	**Otis** • Executive management • Senior leadership • Investor Relations • Members of the Board	• Quarterly earnings calls • Sell-side conferences • Company-hosted events and presentations, including our second Investor Day held in February 2022 • One-on-one and group meetings (in-person and virtual) • Frequent outreach and inbound engagement with Otis Investor Relations	• www.otisinvestors.com • Quarterly earnings publications • Annual proxy statements • Annual reports • Annual Meetings of Shareholders • Marketing publications • SEC filings • Disclosures to various rating agencies • ESG reports

Topics discussed included:		
• Long-term strategy and priorities	• Capital allocation	• Risk management
• Financial and operational performance for growth and profitability	• ESG programs and efforts	• Executive compensation
	• Performance culture	• Corporate governance

The Board values the perspectives of Otis shareholders who have placed their trust in us. We are eager to engage with those entities whose investments in Otis stock underscore their belief in the long-term shareholder value that Otis is creating. We expect to engage regularly in meaningful conversations with shareholders concerning our business, performance, executive compensation, and corporate, environmental and social responsibility, as well as Otis' DE&I and sustainability initiatives, and other governance topics. The Board believes that candid and specific feedback from its shareholders will contribute positively to Otis' mission, performance and return to shareholders. Investor Relations regularly fields inquiries from Otis shareholders on financial and operating performance, long-term strategy, capital allocation, and ESG objectives and performance. In addition, through a series of engagements conducted in the fall of 2022, Ms. Marks and our Lead Director, Mr. Walker, spoke with several shareholders to discuss Otis' ESG objectives and progress and to address their questions, which included those related to GHG emissions reporting and targets, as well as Scope 3 GHG emission reporting feasibility assessment, Environmental Product Declarations, supply chain, executive compensation structure and pay equity.

We welcome feedback and communications from all stakeholders.

- Shareholders and other interested persons may send communications to the Board, the Chair, the Lead Director or one or more independent directors by contacting the Corporate Secretary's Office by mail or email to the addresses set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.
- Communications relating to Otis' accounting, internal controls, auditing matters or business practices also may be submitted pursuant to the various reporting channels set forth on our website at www.otis.com/en/us/our-company/ethics-compliance/reporting-channels.
- Communications relating to Otis' accounting, internal controls, auditing matters or business practices will be reviewed by the Global Ethics & Compliance Office and reported to the Audit Committee pursuant to the Corporate Governance Guidelines. All other communications will be reviewed by the Corporate Secretary and reported to the Board, as appropriate, pursuant to the Corporate Governance Guidelines.
- Shareholders and other interested persons may contact Otis Investor Relations by phone or email using the number and address provided on the Otis website at www.otisinvestors.com/resources/contact-us.

Compensation of directors

Pay structure

Our non-employee director compensation program is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.

Annual retainer for non-employee directors

Under the Board of Directors Deferred Stock Unit Plan (the "Board DSU Plan"), non-employee Board members are compensated for their service as directors in the form of an annual retainer. The Lead Director, the chairs of each committee and the members of the Audit Committee receive an additional annual retainer to recognize the additional time and responsibility associated with their roles.



DIRECTOR RETAINERS HAVE SIGNIFICANT EQUITY COMPONENT

40% of the annual retainer is payable in cash and the remaining 60% is payable in deferred stock units ("DSUs"), although a director may elect instead to receive 100% of the retainer in DSUs. The significant equity component aligns directors' interests with those of our shareholders. DSUs are vested when granted.

Role	Cash (40%) ($)	Deferred Stock Units (60%) ($)	Total ($)
All Directors (Base Retainer)	124,000	186,000	310,000
Incremental amounts above Base Retainer:[1]			
Lead Director	14,000	21,000	35,000
Audit Committee Chair	10,000	15,000	25,000
Audit Committee Member	6,000	9,000	15,000
Compensation Committee Chair	8,000	12,000	20,000
Nominations and Governance Committee Chair	8,000	12,000	20,000

[1] Directors in multiple leadership roles receive incremental compensation for each role.

Annual retainers are paid each year following the Annual Meeting of Shareholders. New directors joining the Board between an Annual Meeting of Shareholders and the end of September will receive 100% of the annual retainer. New directors joining the Board between October and the next Annual Meeting of Shareholders will receive 50% of the annual retainer for the year they joined the Board. Ms. Connors received 50% of the annual retainer for 2022 because she joined the Board effective October 28, 2022.

Deferred stock units

After a non-employee director leaves the Board, their DSUs are converted into shares of our common stock, payable either in a lump sum or in 10- or 15-year installments in accordance with the director's prior election. When we pay a dividend on our common stock, each non-employee director holding DSUs is credited with additional DSUs equal in value to the dividend paid on the corresponding number of our shares.

Executive Chair compensation

Christopher J. Kearney served as our Executive Chair and was an executive officer until February 3, 2022. Mr. Kearney began serving as a non-employee director after Ms. Marks was appointed Chair. While serving as our Executive Chair, Mr. Kearney received an annual base salary of $1,000,000. He also received long-term incentive awards with a target grant date value of $1,500,000 for 2020 and $1,700,000 for 2021.

Director stock ownership requirements

Each non-employee director is required to own our common stock to align their interests with those of our shareholders and promote sound corporate governance.

Role	Stock ownership requirement
Executive Chairman (if applicable)	**5X** annual base salary
Non-employee director	**5X** annual base cash retainer

Directors must achieve the required stock ownership level within five years of joining the Board. If a director does not meet the ownership requirement within this five-year period, then the director is not permitted to sell shares of Otis until they achieve the required ownership level. For purposes of determining stock ownership, we count common stock directly or indirectly owned by our non-employee directors or their family members residing in the same household, restricted stock units ("RSUs") and DSUs. Stock ownership guidelines for our executives are described on page 58.

Former UTC Directors

Messrs. Kearney and McGraw were UTC directors prior to the Separation, and they each held vested UTC DSUs and vested UTC deferred RSUs. These awards were converted into vested DSUs and vested deferred RSUs in all three of the post-Separation companies, and the obligation to pay these awards was assumed by Otis under our Board DSU Plan. In addition, Mr. Kearney also held unvested deferred UTC RSUs immediately prior to Separation. These awards were converted into unvested deferred Otis RSUs that also were assumed under our Board DSU Plan as part of the Separation. These unvested deferred RSUs, when granted by UTC, provided for 20% of the underlying RSUs, and any dividend equivalents credited as additional RSUs, to vest in five annual installments. The final installment is scheduled to vest on April 30, 2023, subject to Mr. Kearney's continued Board service on that date. Upon separation from service, Otis DSUs and vested deferred Otis RSUs will be distributed in shares of our common stock, while DSUs and RSUs in the other two companies will be distributed in cash.

2022 non-employee director compensation

The following table provides information on the compensation paid to our non-employee Board members in 2022. Ms. Marks, who is also an employee, receives no additional compensation for her service as a director. As noted above, Mr. Kearney did not become a non-employee director until February 3, 2022, and received compensation while he was serving as our Executive Chair.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Jeffrey H. Black	134,000	201,000	–	335,000
Nelda J. Connors	–	162,500	–	162,500
Kathy Hopinkah Hannan	130,000	195,000	–	325,000
Shailesh G. Jejurikar	–	325,000	25,000	350,000
Christopher J. Kearney	–	310,000	–	310,000
Harold W. McGraw III	124,000	186,000	–	310,000
Margaret M. V. Preston	–	330,000	22,040	352,040
Shelley Stewart, Jr.	130,000	195,000	25,000	350,000
John H. Walker	–	365,000	23,750	388,750

[1] Mses. Connors and Preston and Messrs. Jejurikar, Kearney and Walker elected to receive additional DSUs in lieu of the cash portion of the annual retainer.

[2] Stock Awards consist of the grant date fair value of DSU awards credited to the director's account, including any portion of the annual cash retainer that the director elected to receive as DSUs. The value of DSU awards has been calculated in accordance with the Compensation – Stock Compensation Topic of the FASB ASC 718, using assumptions described in Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2022 Form 10-K. The number of DSUs credited to each director (other than Ms. Connors) for their annual retainer(s) was calculated by dividing the value of the award by $72.59, the closing price of our common stock on May 19, 2022, which was the date of our 2022 Annual Meeting and the date of grant. For Ms. Connors, the number of DSUs credited for her annual retainer was calculated by dividing the value of her award by $71.69, the closing price of our common stock on October 28, 2022, the date she joined the Board and the date of grant. DSU awards vest on the grant date but are not distributed until the director leaves the Board. The aggregate number of DSU awards outstanding for each director and the RSUs outstanding for Messrs. McGraw and Kearney can be found in the table on page 85.

[3] Amounts in this column represent matching contributions to eligible nonprofit organizations under our matching gift program that covers non-employee directors as well as Otis colleagues. Under this program, we make matching contributions of up to $25,000 per year.

Executive compensation

Proposal 2:
Advisory vote to approve executive compensation

What am I voting on?

We seek a non-binding advisory vote from our shareholders to approve the compensation of our Named Executive Officers as described in the "Compensation discussion and analysis" section beginning on page 43 and the accompanying compensation tables on pages 64-75. This vote is commonly known as "say-on-pay," and is advisory and not binding on Otis or the Board. However, the Board and the Compensation Committee will consider the outcome of the vote in making future executive compensation decisions.

We encourage you to read the "Compensation discussion and analysis" and accompanying compensation tables to learn more about our executive compensation programs and policies. As described on page 46, our executive compensation program is guided by the following four principles:

- **Attract, retain and motivate top talent.** We should provide compensation and benefit programs that allow Otis to attract, retain and motivate talent around the globe.
- **Drive performance.** We should incentivize and reward strong company performance and differentiate pay based on an individual's contribution to that success.
- **Reinforce core values.** We should design compensation and benefit programs that drive fair and equitable pay globally and align with Otis' values.
- **Ensure shareholder alignment.** We should align the interests of our executives with the interests of our shareholders. We should use stock-based compensation and performance measures that drive long-term shareholder value.

Our Board recommends that shareholders vote FOR the following resolution:

"Resolved, that the shareholders approve the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the executive compensation tables and other executive compensation disclosures in this Proxy Statement."

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

Compensation discussion and analysis

This Compensation discussion and analysis ("CD&A") describes our executive compensation philosophy, and the compensation provided to our Named Executive Officers ("NEOs") for 2022.

Who we are

We are the world's leading company for elevator and escalator manufacturing, installation and service. We serve customers in over 200 countries and territories, employ approximately 69,000 Otis colleagues and have been in business for 170 years. From 1976 to April 2020, we were a business unit of UTC. In April 2020, 100 years after we first listed our common stock on the NYSE, we once again became an independent public company listed on the NYSE as a result of the Separation.

Introduction

In the discussion that follows, we provide:

- A description of key performance highlights and evolution of our compensation program
- An explanation of our executive compensation philosophy and governance practices
- An overview of our executive compensation programs
- A review of the compensation decisions made for our NEOs
- The factors considered in making those decisions

Named Executive Officers

Our NEOs for 2022 were:


Judith F. Marks
Chair, Chief Executive Officer and President


Anurag Maheshwari
Executive Vice President & Chief Financial Officer


Peiming (Perry) Zheng*
Executive Vice President & Chief Product, Delivery and Customer Officer


Nora E. LaFreniere
Executive Vice President & General Counsel


Stéphane de Montlivault
President, Otis Asia Pacific


Rahul Ghai**
Former Executive Vice President & Chief Financial Officer

* Prior to March 1, 2023, Mr. Zheng served as President, Otis China, and our Chief Customer Product Officer.
** Mr. Ghai served as our Executive Vice President and Chief Financial Officer until August 12, 2022.

Executive summary

2022 performance highlights

2022 was another strong year for Otis further demonstrating the strength of our business, strategy and leadership despite high inflationary pressures and geopolitical unrest and uncertainty.

- We grew organic sales 2.5%, expanded adjusted operating profit margins 30 basis points, grew adjusted diluted earnings per share ("EPS") 7.5% and generated $1.56 billion in operating cash flow and approximately $1.45 billion in free cash flow.
- We increased our dividend by 20.8% and returned over $1.3 billion to our shareholders through $850 million in share repurchases and $465 million in dividends.
- We used our strong cash generation to reduce our debt by $500 million.
- We continue to position ourselves for future success as New Equipment orders grew by 7.1% and we ended the year with our adjusted New Equipment backlog up 11% (both measured at constant currency).
- Our industry-leading maintenance portfolio increased by 4.1% to approximately 2.2 million units.
- Otis ONE, our digital service solution, is now deployed in 30 countries and territories and received a prestigious CIO 100 Award, recognizing our leadership in collecting and using data to benefit customers and shareholders.
- We were awarded an Elevator World Project of the Year for the Taichung Mass Rapid Transit (MRT) Green Line in Taiwan.
- As noted in our 2022 ESG highlights on page 4, we continue to remain focused on improving health and safety, reducing our environmental impact, and supporting our people and communities while continuing to focus on governance and accountability.
- We have been externally recognized as a best employer, an inclusive employer, a female-friendly company, and a world's most-admired company (see page 5), and we take pride in our strong commitment to employee inclusion.

Given the strength of the business and our strong leadership, the financial performance payout factors under our 2022 Short-Term Incentive ("STI") program for our NEOs ranged from 83% to 110% of target. For more information on our STI program and the payout factors, see "STI compensation" section on pages 50-53.

Evolution of our executive compensation program

Following the Separation, the Compensation Committee focused on developing an executive compensation program that aligns with our compensation goals, philosophy and strategic objectives.

- In 2020, we changed our STI program to add New Equipment orders and sales metrics reflecting top-line growth as a key strategic priority.
- In 2021, we added three-year performance-based vesting in the form of performance share units ("PSUs"). We also eliminated the Rule of 65 retirement provisions inherited from UTC, which permitted employees to retire as early as age 50 with full vesting of their Long-Term Incentive ("LTI") awards as long their combined age and service totaled 65 or more.
- In 2022, we introduced two ESG performance multipliers into our annual STI awards. STI awards can be adjusted upward or downward by up to 5% based on our progress in 2022 toward achieving a 50% reduction in Scope 1 and Scope 2 greenhouse gas ("GHG") emissions by 2030, and by up to another 5% based on our progress in 2022 toward meeting our Paradigm for Parity commitment to achieve gender parity in our executive population by 2030.

Compensation best practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our executives with those of our shareholders. Below is a summary of best practices that we have implemented and practices that we avoid because we believe they are not in the best interests of our shareholders.

What we do	What we don't do
• Pay for performance • Use performance goals aligned with business objectives • Annually assess our executive compensation programs to ensure that they do not encourage imprudent risk taking • Maintain strong clawback provisions • Use an independent compensation consultant • Maintain robust stock ownership requirements • Require our Executive Leadership Group ("ELG") members, where permitted by law, to sign non-competition and non-solicitation agreements	• Allow hedging or pledging of our stock • Reprice, backdate or spring-load equity awards • Vest equity on a single-trigger basis on a change in control • Provide excessive severance • Provide change in control excise tax gross-ups • Provide significant perquisites • Include evergreen provisions in our LTI program

Investor engagement

We seek input from our shareholders and conduct shareholder engagement efforts as noted on pages 38-39. The Compensation Committee also considers the outcome of the advisory vote to approve executive compensation, commonly known as "say-on-pay." Last year, approximately 92.6% of the votes cast (not counting abstentions and broker non-votes) voted in favor of our say-on-pay. The Committee believes this conveys good support for our executive compensation program.

Executive compensation philosophy

Our executive compensation philosophy, which applies to all our executives, including our NEOs, has four guiding principles that we believe are critical to our success:

ATTRACT, RETAIN AND MOTIVATE TOP TALENT	**DRIVE PERFORMANCE**	**REINFORCE CORE VALUES**	**ENSURE SHAREHOLDER ALIGNMENT**
Provide a market-competitive mix of pay and benefit programs designed to attract, retain and motivate top talent globally	Incentivize and reward strong company performance, while differentiating pay based on an executive's contribution to our success	Design programs that drive fair and equitable pay globally and align with our values	Establish and maintain well-governed programs that create long-term value for our shareholders and executives

To support these principles, we take the following actions:

ATTRACT, RETAIN AND MOTIVATE TOP TALENT	**DRIVE PERFORMANCE**	**REINFORCE CORE VALUES**	**ENSURE SHAREHOLDER ALIGNMENT**
We benchmark our programs and target pay (base salary, STI and LTI awards) to be competitive in the markets in which we compete for talent. Our programs also include competitive benefits to promote physical, mental and financial well-being. To support retention, we removed the Rule of 65 from our LTI program for awards granted after September 9, 2021.	Our compensation programs are designed to ensure that a significant portion of pay delivered is variable and based on a mix of company and individual performance. We offer meaningful upside opportunity in both our STI and LTI programs for achieving superior performance. We use performance goals aligned with business objectives to drive both near- and long-term success. We retain discretion to increase or decrease compensation based on individual performance.	We regularly review compensation to ensure it is appropriate and equitable. We consider results and how those results were achieved in setting and approving compensation. We emphasize the importance of adhering to The Otis Absolutes of Safety, Ethics and Quality and maintain clawback provisions and discretion to reduce compensation where appropriate. We added two ESG performance multipliers in our STI program in 2022 to reinforce two core values: protecting the environment and achieving executive gender parity.	Our STI and LTI programs use financial performance measures that correlate well with shareholder value. The value of our LTI is tied to our performance on both an absolute and relative basis. We maintain strong stock ownership requirements with hedging and pledging prohibitions.

How we make pay decisions and assess our programs

Roles and responsibilities

COMPENSATION COMMITTEE
Oversees our programs

- Reviews our executive compensation practices and policies to ensure that they align executive and shareholder interests
- Reviews and approves our clawback provisions
- Annually reviews a risk assessment of our compensation policies, plans and practices
- Assists the Board in its oversight of our human capital management
- Establishes and determines the satisfaction of performance goals for our STI and LTI programs
- Reviews and approves our compensation peer group
- Recommends the CEO's compensation to the Board
- Reviews and approves the CEO's recommendations for pay changes for ELG members and executive officers and makes adjustments, as appropriate
- Annually reviews compliance with stock ownership requirements
- Reviews and approves executive compensation program design changes
- Considers shareholder input regarding executive compensation decisions and policies

CEO
Provides selective input to the Compensation Committee

- Considers the performance of ELG members and executive officers, market benchmarks, internal equity and retention risk when determining compensation recommendations
- Presents the Committee with recommendations for each principal element of compensation for ELG members (including the other NEOs) and executive officers
- Has no role in the determination of her own compensation

MANAGEMENT AND THE INDEPENDENT CONSULTANT
Provide insight and assistance

The Executive Vice President and Chief People Officer, along with our Vice President, Total Rewards, and the independent compensation consultant, provide insight on program design and compensation market data to assist the Compensation Committee with its decisions. Management also has been delegated oversight responsibility for our STI and LTI program administration other than for ELG members and executive officers.

SHAREHOLDERS
Provide feedback on our programs

In assessing our program each year, the Compensation Committee considers feedback from our shareholders. This feedback, along with other factors, helps the Committee in its decisions and its ongoing assessment of the effectiveness of our programs.

Independent compensation consultant

Pearl Meyer is the Compensation Committee's independent consultant. It advises the Committee on a variety of subjects, including compensation plan design and trends, benchmarking data and related matters. Pearl Meyer reported directly to the Committee, participated in meetings as requested and communicated with the Committee Chair between meetings as necessary. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, terminate its engagement, and hire a replacement or an additional consultant at any time. The Committee conducts annual evaluations of its independent consultant's performance.

The Committee reviewed Pearl Meyer's qualifications, independence and any potential conflicts of interest. The Committee determined that Pearl Meyer qualified as an independent consultant. In making this determination, the Committee considered, among other things: (i) that Pearl Meyer does not provide other services or receive other fees from Otis; (ii) the amount of fees Otis paid as a percentage of Pearl Meyer's total revenue; (iii) the policies and procedures adopted by Pearl Meyer to prevent conflicts of interest; (iv) any business or personal relationship of the Pearl Meyer consultant with any member of the Committee; (v) any Otis stock owned by the Pearl Meyer consultant; and (vi) any business or personal relationship of the Pearl Meyer consultant or Pearl Meyer with any Otis executive officer.

Our compensation peer group

HOW WE USE PEER GROUP DATA

We compare our executive compensation programs to 15 to 20 U.S. publicly traded companies that make up our compensation peer group (the ''Peer Group''). Data from a broader range of companies is also used for insight into general compensation trends and to supplement Peer Group data when necessary and appropriate. The Committee evaluates each compensation element relative to the market median for each ELG member's and NEO's role and makes adjustments based on the Committee's assessment of other factors that it determines to be relevant, including Otis' and individual performance, job scope, retention risk, internal pay equity and tenure.

HOW OUR PEER GROUP WAS CONSTRUCTED

In determining the Peer Group, each year the Committee selects public companies that are similar to Otis in terms of industry and business profile, company size (revenue and market capitalization ideally within 0.5 to 2 times those of Otis), global operational complexity and pay practices. In addition, the Committee also considers companies that investors use to evaluate our business and performance.

The Peer Group for 2022 consisted of the following 17 companies:

Carrier Global Corporation	Illinois Tool Works Inc.	Stanley Black & Decker, Inc.
Cummins Inc.	Johnson Controls International plc	TE Connectivity Ltd.
Dover Corporation	Lear Corporation	Trane Technologies plc
Eaton Corporation plc	Motorola Solutions, Inc.	Wabtec Corporation
Fluor Corporation	Parker Hannifin Corporation	Western Digital Corporation
Fortive Corporation	Rockwell Automation, Inc.	

OTIS VERSUS PEER GROUP

Revenue

Otis 45th Percentile



0   25   50   75   100

Market Capitalization

Otis 49th Percentile



0   25   50   75   100

The 2022 Peer Group was selected in September 2021, the revenue percentile was determined based on the most recently fiscal year completed prior to September 2021, and the market capitalization percentile was determined as of June 30, 2021. For 2022, the Committee replaced Emerson Electric Co., Navistar International Corporation and Terex Corporation with Carrier Global Corporation, Johnson Controls International plc and Wabtec Corporation based on our selection criteria described above.

Elements of our 2022 executive compensation program

In the table below, we discuss for each of the key elements of our executive compensation program for 2022, the key characteristics of the element, why we pay the element, and how the amount was determined.

Compensation Element	Key Characteristics	Why We Pay It	How the Amount Is Determined
Base Salary	Fixed amount payable in cash	Required for attracting and retaining top talent	Reflects job scope and responsibilities, experience, market value and individual performance
Short-Term Incentive (STI)	Variable compensation payable in cash, based on the achievement of preestablished annual financial goals and individual performance Amount payable can range from 0%-200% of the NEO's target incentive, which is a percentage of the NEO's salary	Aligns compensation with annual performance results and drives the achievement of those results	The STI target percentage is determined based on a market analysis of each NEO's role. We design our STI program to provide competitive annual incentive payments if target goals are achieved, to provide above-target payments if these goals are exceeded and to provide below-target payments or no payments if the target goals are not achieved. In addition, individual performance is considered when determining STI payments
Long-Term Incentive (LTI)	Variable compensation tied to our stock price and in the case of PSUs, the achievement of the underlying performance metrics and our relative total shareholder return ("TSR")	Aligns the interests of our executives with shareholders and provides the opportunity for upside potential based on stock price appreciation and the achievement of long-term financial goals Encourages long-term company performance and serves to retain talent	Target grant values based on job scope and responsibilities, experience, market value, and individual performance

Our 2022 compensation mix

To support our executive compensation philosophy, our NEO compensation mix is heavily weighted toward at-risk compensation within our STI and LTI programs. The following shows the relative weightings of the salary, target STI award and target LTI compensation awarded to Ms. Marks and our other NEOs in 2022 (excluding Mr. Ghai).



To determine these percentages, we used the salary paid, STI target award and the target grant date value of LTI awards.

New CFO

On August 12, 2022, Mr. Anurag Maheshwari was promoted to Chief Financial Officer. Mr. Maheshwari, who had been identified as a potential successor for Mr. Ghai under our succession planning process, was leading our Asia Pacific region's Finance organization prior to his promotion. In connection with Mr. Maheshwari's promotion and his assumption of a larger role, the Committee increased his salary to $725,000 and his target STI percentage to 100% of his salary and agreed to provide him with a $2.5 million target value LTI award in 2023. The Committee positioned his overall compensation near the median of our peer group. Mr. Maheshwari was also provided with customary ELG benefits and relocation benefits to support his move to the United States. In October 2022, the Committee provided Mr. Maheshwari with an off-cycle $1.5 million LTI award, which was delivered in PSUs (50%), RSUs (25%) and stock appreciation rights ("SARs") (25%). In granting this award, the Committee noted that while it had increased his salary and STI targets when Mr. Maheshwari was promoted, it had not increased his 2022 LTI award, which is our common practice, especially when there is a considerable gap between the date of the promotion and the next annual LTI grant.

Base salary

We target base salaries at the market median; however, actual salaries may vary from the median based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk and internal pay equity. Effective July 1, 2022, each of our NEOs received salary (merit) increases ranging from 3.1% to 8.0%.

The July 1, 2022, salary increases are set forth in the table below. Mr. Maheshwari is not shown in the table below as he was promoted to Chief Financial Officer on August 12, 2022. His base salary was set at $725,000.

	2021 Year-end Salary Rate ($)	Salary/ Merit Increase ($)	New Base Salary ($)	Percentage Increase (%)
J. Marks	1,250,000	100,000	1,350,000	8.0
R. Ghai	800,000	25,000	825,000	3.1
P. Zheng	625,000	20,000	645,000	3.2
N. LaFreniere	600,000	20,000	620,000	3.3
S. de Montlivault	589,104	19,004	608,108[1]	3.2

[1] Calculated using the December 31, 2022, exchange rate (Singapore dollar to U.S. dollar conversion rate of 0.74523).

STI compensation

We are committed to providing a market-competitive compensation program designed to motivate and reward key talent. In furtherance of this objective, we provide an STI program that rewards our executives, including our NEOs, based on annual financial results and individual performance. The program balances regional (i.e., the Americas, Asia Pacific, China and EMEA regions) and global companywide goals and aligns NEOs on key performance goals, critical to our near-term and long-term success.

Under the STI design, Mses. Marks and LaFreniere were rewarded based on the achievement of our overall performance goals, while our region NEOs were rewarded based on a combination of region performance goals and our overall performance goals. For the region NEOs, the Committee wanted them to focus on regional results they more directly impact while also maintaining an incentive to take actions that benefit Otis overall. Mr. de Montlivault was rewarded based on the achievement of a combination of Asia Pacific region performance goals (80% weighting) and our overall performance goals (20% weighting, which is the usual weighting split for region executives under our STI program). Mr. Zheng was rewarded based on our overall performance goals (50% weighting) and China's performance goals (50% weighting), to reflect his dual positions in 2022, as both our Chief Customer Product Officer and the President of Otis China. Mr. Maheshwari's STI payment was prorated to reflect the time he worked in his corporate role and as a region executive in Asia Pacific prior to his promotion.

The graphic below illustrates the 2022 STI design for our NEOs:



15%
NE Orders

15%
Organic
Sales

40%
Otis Net
Income/
Region EBIT

30%
Free Cash Flow

Payout factor
Otis HQ: 100% Otis overall
Region: 80% Region / 20% HQ

The STI design is unchanged from 2021, except that the Committee added two ESG performance multipliers for 2022.

New ESG performance multipliers

The 2022 STI payout factor attributable to financial performance may be increased or decreased by a total performance multiplier ranging from 1.1 to 0.9 based on our progress in 2022 toward meeting our commitments of achieving:

- a 50% year-over-year reduction in our Scope 1 and Scope 2 GHG emissions by 2030, and
- gender parity across our executive ranks by 2030.

Each of these performance multipliers has an equal weighting. Although performance multipliers were added for 2022, the total payout under the 2022 STI program continued to be capped at 200% of an executive's target award. The introduction of the ESG performance multiplier design encourages accountability toward meeting our published ESG goals while maintaining the primary focus on the achievement of the underlying financial performance metrics these ESG commitments support. These specific metrics were chosen because they have broad applicability to our executives since many can help drive their achievement.

ESG Performance Multiplier per Metric	Year-over-year reduction in Scope 1 and Scope 2 GHG emissions	Female Representation in Executive Ranks
Negative 5.0%	-1.9% or lower	36.0% or lower
No impact	Between -2.0% and -2.9%	Between 36.1% and 37.9%
Positive 2.5%	Between -3.0% and -3.9%	Between 38.0% and 38.9%
Positive 5.0%	-4.0% or greater	39.0% or greater

The ESG performance multipliers are added together to determine an overall ESG performance multiplier. For 2022, we achieved a year-over-year reduction in our Scope 1 and Scope 2 GHG emissions of 4.8% as determined by a third party, and as of December 31, 2022, 39.2% of our executives were women, a 3.2% increase from 2021. As a result, the total ESG performance multiplier achieved was a positive 10%, resulting in a performance multiplier of 1.1.

Financial performance goals

The table below describes why we chose the financial performance goals, how the relative weightings were chosen, and how the targets were determined. It also provides information on the minimum and maximum payout levels. Please refer to Appendix B on page 98 for information on how these goals are defined and calculated.

	Net Income/EBIT	Free Cash Flow (FCF)	Organic Sales Growth	New Equipment Orders Growth
Why the performance goal was chosen by the Committee	Net income was chosen for corporate-level NEOs because it includes items such as tax and interest, which are measured and influenced at the corporate level. EBIT was chosen for our region NEOs since it measures operating earnings, which they can influence.	FCF performance measures our ability to generate cash to fund our operations, pay down debt, reward our shareholders and invest in acquisitions and strategic initiatives.	Organic sales is a key measure of top-line growth, which helps drive net income and FCF.	New Equipment orders are essential in laying the foundation for future or multiyear growth. This goal helps ensure management balances short- and long-term performance objectives.
How the relative performance goal weightings were determined	The Committee continued to maintain a significant focus on earnings (40%) and FCF (30%), which are key metrics for our business. To encourage top-line growth it set each of organic sales and New Equipment orders at 15%.			
How the targets were determined	The targets for 2022 were all increased from the corresponding targets set in 2021. The 2022 net income target is approximately 8.5% greater than the 2021 STI program results achieved. The 2022 FCF target is slightly greater than the very strong FCF results achieved under the 2021 STI program. For 2022, the organic sales growth target was 5.0% on top of the strong 8.9% growth achieved in 2021. For 2022, the New Equipment orders growth target was 3.4% on top of the strong 13.2% growth achieved in 2021.			
How the threshold and maximum thresholds were determined	The thresholds reflect the minimum levels at which the Committee believes payouts should be made. The maximums were set at levels that the Committee determined to require exceptional performance to justify a 200% payout.			

The 2022 STI target percentages were unchanged from those in effect at the end of 2021 for Messrs. Ghai, Zheng and de Montlivault. Mr. Maheshwari's target was increased to 100% of his salary when he was promoted. Ms. Marks target percentage increased from 150% to 160% of her salary, and Ms. LaFreniere's target increased from 75% to 80% of her salary. These changes were made to ensure that their STI targets remained competitive externally. The 2022 STI target percentages are provided below:

	Target % of Base Salary
J. Marks	160
A. Maheshwari	100
P. Zheng	80
N. LaFreniere	80
S. de Montlivault	80
R. Ghai	100

Our STI program provides the Committee with the ability to make adjustments to the determination of STI financial performance payout factors to account for material, unforeseen circumstances beyond management's control that affected financial performance results relative to the preestablished goals, including certain non-recurring charges and credits unrelated to operating performance. The Committee made two adjustments after setting the 2022 threshold, target and maximum performance levels. The performance goals were adjusted to account for the loss of net income, FCF, organic sales growth and New Equipment orders growth that were expected to be generated from Russian business in 2022 based upon our expectations for Russia in our annual operating plan. The results generated by our Russian business prior to the date of the sale were excluded for purposes of determining 2022 STI payments. The Committee also adjusted the net income results to offset the translational impact of $74 million of worse-than-planned foreign currency rates. In 2021, the Committee adjusted the net income results to exclude the impact of better-than-planned foreign currency rates to calculate STI payouts.

The following table shows the adjusted performance goals, the payouts at maximum, target and threshold performance levels, and the adjusted STI results and associated payout factors before the application of the ESG performance multipliers and any individual performance adjustment.

Performance Goals	Net Income ($M)		Free Cash Flow (FCF) ($M)		Organic Sales Growth %		New Equipment Orders Growth %		Total Payout %
	Goal $	Payout %	Goal $	Payout %	Goal %	Payout %	Goal %	Payout %	
Maximum	1,517	80	1,867	60	15.6	30	13.8	30	200
Target	1,379	40	1,556	30	5.0	15	3.4	15	100
Threshold	1,241	20	1,245	15	(5.5)	7.5	(6.9)	7.5	50
2022 Actual Results	1,417	51	1,464	26	2.5	13	7.1	20	110

The final 2022 STI financial payout factors for Messrs. Maheshwari, Zheng and de Montlivault were 109%, 83%, and 109%, respectively, before the application of the ESG performance multipliers and any individual performance payout factor adjustment.

DETERMINATION OF 2022 INCENTIVE PAYMENTS

Payments under our STI program are determined based on a combination of financial results against preestablished targets, as well as the NEO's individual performance, and can range from 0% to 200% of the NEO's target STI percentage.



The 2022 STI payments for each of our NEOs are shown below. Mr. Ghai was ineligible for a 2022 STI payment as he was not employed by us when the STI payment was made under the terms of our STI program.

	Salary ($)	Target STI %	Financial Performance Payout Factor %	Overall ESG Performance Multiplier	Individual Performance Payout Factor %	STI Payment ($)
J. Marks	1,350,000	160	110	1.1	100	2,613,600
A. Maheshwari[1]	725,000	72.5	109	1.1	105	664,000
P. Zheng	645,000	80	83	1.1	105	493,000
N. LaFreniere	620,000	80	110	1.1	105	630,000
S. de Montlivault	608,108	80	109	1.1	105	612,324

[1] For Mr. Maheshwari, both his 2022 target STI percentage and financial performance payout factor were prorated based on the effective date of his promotion to reflect the time he worked in his corporate role and in Asia Pacific.

The base salaries in effect at year-end were used to calculate the STI payments. STI payment amounts and payout factors were rounded in some cases.

Ms. LaFreniere and Messrs. Maheshwari, Zheng and de Montlivault each received an individual performance payout factor increase of 5%. The increases were made in recognition of their strong efforts during the year, including the successful completion of the Zardoya transaction for Ms. LaFreniere, our strong operating profit results for Mr. Maheshwari, our strong service portfolio growth for Mr. Zheng and our strong New Equipment orders growth for Mr. de Montlivault.

LTI compensation

LTI GRANTS

Our NEOs are granted annual LTI awards. In 2022, as in 2021, we granted a combination of PSUs, RSUs and SARs.



50% PSUs
PSUs vesting tied to:
• 3-year cumulative adjusted earning per share
• 3-year average organic sales growth
• relative TSR
• continued employment
25% RSUs
RSUs and SARs vest one-third per year, subject to continued employment
25% SARs

For our NEOs and other senior executives, 50% of the target LTI opportunity was awarded in the form of PSUs, 25% in RSUs and 25% in SARs. The largest portion has been granted as PSUs to drive the achievement of the underlying performance goals that we believe are important to our success. The other 50% of the LTI opportunity has been equally split between RSUs and SARs to drive retention and alignment with shareholders, respectively. To determine the number of shares subject to PSUs and RSUs, we divided the applicable target grant value for these awards by our average stock price over the calendar month preceding the month of the grant date, which was $84.17 for the annual LTI grants made in February 2022. We do this to reduce the impact of short-term price fluctuations on the number of shares awarded. To determine the number of shares subject to SARs, we divided the target SAR value by the fair value of a SAR as determined under a binominal lattice model by a third-party valuation consultant. For 2022, this value was $20.77.

The target value of the 2022 LTI awards granted to each of our NEOs is shown below. The target value of the LTI awards granted to each NEO in 2021 is also shown (other than for Mr. Maheshwari, who was not an executive officer in 2021):

	2022 Target Value of LTI Awards ($)	2021 Target Value of LTI Awards ($)
J. Marks	10,000,000	8,500,000
A. Maheshwari	1,950,000	N/A
P. Zheng	1,350,000	1,300,000
N. LaFreniere	1,450,000	1,400,000
S. de Montlivault	1,350,000	1,300,000
R. Ghai	3,125,000	3,000,000

All the NEOs, other than Ms. Marks, received modest increases over the target values they were granted in 2021 to ensure their LTI compensation remained competitive. The larger increase for Ms. Marks was made to ensure that her LTI compensation remained competitive with other chief executive officers in our compensation peer group and in recognition of her strong performance in 2021.

PSUs

PSUs incentivize and reward achievement of performance that is directly related to our long-range plan. Performance is measured over a three-year performance period (i.e., from January 1, 2021, through December 31, 2023, for the 2021-2023 PSUs and January 1, 2022, to December 31, 2024, for the 2022-2024 PSUs). PSUs vest following the end of the performance period, based on our performance, and if the recipient is still employed by us at that time with exceptions for death, disability, retirement, qualifying terminations within two years following a change-in-control and certain qualifying involuntary terminations. Prior to vesting, PSUs accumulate dividend equivalents, which are reinvested as additional PSUs and subject to the same vesting schedule. If PSUs vest, shares will be paid shortly after the conclusion of the performance period based on the Committee's determination of the achievement level of the underlying performance goals.

For the 2022-2024 performance cycle, as well as the 2021-2023 performance cycle, the performance goals are three-year cumulative adjusted EPS ("Cumulative EPS") and three-year average organic sales growth ("Average Organic Sales Growth"), with 60% of the PSUs eligible to vest based upon Cumulative EPS results and 40% eligible to vest based upon Average Organic Sales Growth results. In addition, our PSUs include a relative TSR multiplier to further link PSUs to shareholder value creation. The

number of PSUs earned based upon the achievement of Cumulative EPS and Average Organic Sales Growth will be adjusted upward or downward by a multiplier factor of 1.2 to 0.8, depending on our relative TSR as measured against the companies in the S&P 500 Industrials Index over the performance period. The maximum payout of PSUs is capped at 200% of the sum of the "target" number of PSUs awarded plus reinvested dividends. For more information on what is included in the definitions of Cumulative EPS and Average Organic Sales Growth, please refer to Appendix A on pages 94-97.

CUMULATIVE EPS (60% WEIGHTING)

The graph below shows the Cumulative EPS payout factor for the 2022-2024 performance cycle at threshold performance ($9.23), target performance ($10.87) and maximum performance ($12.51).



The threshold, target and maximum performance levels set for the 2022-2024 performance cycle are all approximately 28.6% greater than the corresponding levels set for 2021-2023 performance cycle.

AVERAGE ORGANIC SALES GROWTH (40% WEIGHTING)

The graph below shows the Average Organic Sales Growth payout factor for the 2022-2024 performance cycle at threshold performance (+2.5%), target performance (+5.0%) and maximum performance (+7.5%).



The threshold, target and maximum performance levels set for the 2021-2023 performance cycle were 1.0%, 3.5% and 6.0%, respectively.

TSR MULTIPLIER

TSR is calculated based on the stock price change from the average 20-trading day closing price prior to the beginning of the 2022-2024 performance period, which was $85.30, to the average 20-trading day closing price prior to the end of the performance period, including the reinvestment of dividends paid. As shown below, there will be a 20% reduction (multiplier of 0.8) in the number of shares otherwise payable if we rank in the bottom quartile of relative TSR performance; a 20% increase (multiplier of 1.2) if we rank in the top quartile of relative TSR performance; and an adjustment percentage determined on a linear basis if we rank in between these levels.



TSR Multiplier

The following table describes why we chose the PSU performance goals, how the relative weightings were chosen, how the targets were determined, how the maximums and thresholds were determined, and why a TSR multiplier was used.

	Cumulative EPS	Average Organic Sales Growth
Why the performance goal was chosen by the Committee	This goal was chosen because it aligns with how we communicate our performance to investors and because it is a strong indicator of a company's financial success.	This goal was chosen to incentivize top-line growth.
How the relative performance goal weightings were determined	The Committee chose to maintain a larger focus (60%) on Cumulative EPS since it is a key indicator of business strength. However, it also wanted to provide considerable emphasis (40%) on Average Organic Sales Growth to encourage top-line growth.	
How the targets were determined	Both targets were set at levels that matched our expectations in our 2022-2024 long-range plan but increased for the positive net impact of the Zardoya transaction. Cumulative EPS of $10.87 requires a 9.8% compound annual growth rate and was set when we expected a 2.0% headwind for foreign currency translation. The 5.0% average annual organic sales growth target is greater than our historical three-year average annual sales growth over the 2017-2019, 2018-2020 and 2019-2021 time periods.	
How the maximums and thresholds were determined	The maximums were set at levels that the Committee determined to require exceptional performance to justify a 200% payout. The thresholds reflect the minimum level at which the Committee believes payouts should be made.	
Why a +/- 20% TSR multiplier is used	A +/- 20% multiplier (1.2 to 0.8) provides a further link to shareholder value creation. 20% was determined to strike the appropriate balance between the achievement of the goals tied to our long-range plan and our relative TSR performance against other S&P 500 Industrials.	

RSUs

RSUs entitle the award recipient to receive shares of our common stock when the RSUs vest. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time we pay a dividend and are subject to the same vesting schedule. Our annual RSU grants vest ratably on each of the first three anniversaries of the grant date, with exceptions for death, disability, retirement, qualifying terminations within two years following a change-in-control and certain qualifying involuntary terminations. RSUs align the interests of our NEOs with shareholders and help retain executive talent.

SARs

SARs entitle the award recipient to receive shares of our common stock with a market value equal to the positive difference between the market price of our common stock when the SARs are exercised and the closing price on the grant date. SARs expire after 10 years and vest ratably on each of the first three anniversaries of the grant date, with exceptions for death, disability, retirement, qualifying terminations within two years following a change-in-control and certain qualifying involuntary terminations. SARs only have value if our common stock price appreciates. As a result, these awards encourage the creation of long-term shareholder value.

EQUITY GRANT PRACTICES

The Committee approves annual LTI awards to our executive officers at its meeting in February each year, which will follow the release of our annual earnings by at least two trading days to ensure that the market has adequate time to absorb our results. Off-cycle LTI awards may also be granted during the year. These grants must occur on the first trading day of the month following the month in which all approvals for the grant are obtained. The Committee has delegated the authority to certain officers to make individual equity grants to persons who are not officers subject to Section 16 of the Exchange Act or to ELG members within certain parameters. The Committee reviews the use of this delegation annually.

Other executive compensation policies and practices

Significant stock ownership requirements

The Committee believes that our ELG members and executive officers should maintain significant stock ownership to align their interests with those of our shareholders. As a result, we adopted stock ownership requirements when we became a public company. These stock ownership requirements must be achieved within five years of the Separation (or, if later, the individual's appointment to the ELG or as an executive officer). Progress toward meeting these requirements is reviewed by the Committee annually. The ownership requirements are a multiple of the executive officer's base salary in effect at the end of the five-year period.

Role	Stock ownership requirement
Chief Executive Officer	**6X** annual base salary
Chief Financial Officer	**4X** annual base salary
Executive Officers who are ELG members	**3X** annual base salary
Chief Accounting Officer	**2X** annual base salary

If ownership requirements are not satisfied by the end of this period, the executive officer or ELG member is not permitted to sell any Otis shares (other than any sales required to pay applicable taxes) until achieving the required ownership. For purposes of determining stock ownership, we count common stock directly or indirectly owned by the individual or family members residing in the same household, RSUs and DSUs, including units held under nonqualified deferred compensation plans. We do not count options, SARs and unvested PSUs in determining if this requirement has been met.

Clawbacks

Otis can claw back compensation awarded under our STI and LTI programs. Under our STI program, the Committee can claw back STI awards if a performance goal is recalculated and the corrected performance goal would have, or likely would have, resulted in a reduced STI payout. The Committee will determine the amount to be repaid, which, at a minimum, will equal the difference between the STI paid and the STI that would have been paid had the corrected performance goal been used. Under our LTI program, if a performance goal is recalculated, vesting will be adjusted consistent with the corrected results. In addition, the Committee has the authority to cancel LTI awards, including vested awards, and to recoup gains realized by participants from previous grants if the LTI program participant violates post-employment non-competition, non-solicitation or non-disparagement covenants, or if the LTI program participant is terminated for cause (or it is discovered within three years that the participant could have been terminated for cause).

No short sales, pledging or hedging of Otis securities and no underwater option buyouts

Our insider trading policy prohibits our directors, officers and colleagues from selling our stock "short," engaging in short-term trading (purchase and sale of Otis or vice versa within six months) or entering into any puts or calls on our stock. The policy also prohibits our directors, officers and colleagues from entering into any hedging or pledging transactions involving our stock. Additionally, our LTI program prohibits buyouts of underwater options or SARs.

Risk considerations

Annually, the Committee reviews a risk assessment of our compensation programs and policies. Based on this review, the Committee has concluded that these programs and policies do not create risks that are reasonably likely to have a material adverse effect on Otis. In making this determination, it was noted that programs and policies contain many risk mitigation factors, such as an appropriate mix of both short-, mid- and long-term pay and fixed and variable pay, the use of multiple well-balanced performance metrics, capped payout levels, significant stock ownership guidelines, clawbacks, and the Committee's ability to exercise discretion to adjust payouts where appropriate.

Employment agreements

None of our U.S.-based ELG members has employment agreements. The Committee does not believe that our interests are served by entering into employment contracts because they limit our flexibility and often provide for guaranteed compensation levels. However, we have entered into agreements with executives based outside of the United States where local regulations and practices require employment agreements.

Post-employment restrictive covenants

Our ELG members are subject to certain contractual provisions preventing them from engaging in activities after termination of employment or retirement that are detrimental to Otis, such as disclosing proprietary information, soliciting Otis colleagues or clients, or engaging in competitive activities. Violations can result in a clawback of LTI awards.

Severance and change in control arrangements

Our NEOs and ELG members are covered by our ELG Severance Plan. We also provide executives with severance protection under our Change in Control Severance Plan. The majority of the companies in our Peer Group provide similar plans or arrangements. The Committee believes that such arrangements are a necessary component of a competitive executive compensation program and provide an appropriate level of benefits in the event of qualifying termination. Both our ELG Severance Plan (the "Severance Plan") and Change in Control Severance Plan require covered participants to agree to post-employment restrictive covenants designed to protect our interests, including non-competition and non-solicitation obligations to the extent permitted under applicable laws.

In addition, each of our NEOs, except for Mr. Maheshwari, received a UTC Executive Leadership Group RSU grant when we were part of UTC. These awards, which were converted into Otis ELG RSU grants at the Separation, will vest if a "mutually agreeable separation" occurs. This would occur upon one of the following:

- An ELG member's position is eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event
- An ELG member retires between age 62 and 65 with the company's consent
- An executive retires at age 65 or older

Receipt of the ELG RSU award is contingent upon the executive entering into an agreement containing the following restrictive covenants: (i) non-competition; (ii) employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation. As explained below, Otis has discontinued the practice of granting ELG RSU grants and has instead adopted the ELG Severance Plan.

ELG SEVERANCE PLAN

The Committee adopted the Severance Plan to provide ELG members with severance benefits upon qualifying terminations of employment. The Committee also was motivated to adopt the Severance Plan because it wanted to provide a more market-competitive severance arrangement based on the ELG member's annual cash compensation rather than the stock-based severance arrangement previously provided by UTC to its ELG members (i.e., the ELG RSU awards described above), which varies in value based on trading prices.

The Severance Plan provides for the payment of severance and other benefits upon an involuntary termination of employment other than for Cause, Disability (as such terms are defined in the Severance Plan) or death, and that is not a qualifying termination under our Change in Control Severance Plan (discussed below). Subject to the execution of a release of claims and agreement to non-competition and non-solicitation obligations that may extend for up to two years after termination, the Severance Plan provides for the following payments and benefits upon a qualifying termination:

- A lump-sum payment equal to 1X (1.5X for the CEO) the sum of the ELG member's annual base salary and target STI
- A prorated STI for the year of termination, such STI to be paid after the completion of the year based on actual performance, but assuming target performance for any individual performance goals
- Continued healthcare benefits for up to 12 months at no cost
- Outplacement services for up to 12 months

The value of any cash severance payable under the Severance Plan to an ELG member will be reduced by the value of any of their ELG RSU grant (if any) that vests upon termination of employment, as well as by any other severance benefits that the ELG member is entitled to receive upon termination of employment.

CHANGE IN CONTROL SEVERANCE PLAN

Our Change in Control Severance Plan, which was adopted prior to the Separation, provides severance benefits to eligible executives upon a qualifying termination of employment. The plan was adopted to address the uncertainty that may result from a potential change in control, including the loss or distraction of our executives to the detriment of Otis and its shareholders.

Under the Change in Control Severance Plan, an NEO who is terminated without cause or resigns for good reason on, or within the two years following a change in control, would be entitled to receive, subject to the officer's execution of a release of claims and agreement to a one-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant:

- A lump-sum cash severance payment equal to 3X (for the CEO) or 2X (for the other NEOs) the sum of the executive's annual base salary and target STI
- A prorated target STI for the year of termination (reduced by any STI payment to which the NEO is entitled for the same period of service)
- Up to 12 months of healthcare benefit coverage continuation at no premium cost
- Outplacement services for 12 months
- Continued financial planning services for 12 months

The Change in Control Severance Plan provides that if the payments and benefits payable under it, or otherwise would be subject to the golden parachute excise tax imposed under the Internal Revenue Code ("IRC"), then the executive will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the executive. Under our LTI program, unvested equity awards will vest on an accelerated basis if, within two years following a change in control, an NEO's employment is terminated in circumstances that would entitle them to severance under the Change in Control Severance Plan. For PSUs, performance is determined at the greater of actual or target levels.

A change in control will generally be triggered under the Change in Control Severance Plan or the LTI program upon one of the following events:

- The acquisition by any individual, entity or group of 20% or more of our outstanding securities or 20% or more of the combined voting power of our outstanding securities
- A change in the composition of a majority of our Board that is not supported by at least two-thirds of the incumbent board of directors
- The consummation of certain major corporate transactions, such as a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets
- Approval by our shareholders of our complete liquidation or dissolution

Other compensation elements

Retirement and deferred compensation benefits

Our U.S.-based and internationally mobile executives participate in retirement and deferred compensation benefit plans, helping us to attract and retain talent.

Below are brief descriptions of these plans. See the ''Pension benefits'' and the ''Nonqualified deferred compensation'' tables on page 72 for more details. Except for the Savings Plan, each of these plans is nonqualified and unfunded.

Plan	Description
Otis Retirement Savings Plan (''Savings Plan'')	The Savings Plan is a tax-qualified defined contribution plan where salaried employees receive an age-based company contribution (ranging from 3% to 5.5% of eligible compensation) to their Savings Plan account. Prior to January 1, 2023, salaried employees hired before January 1, 2010, who previously participated in UTC's pension plans instead received an enhanced age-based company contribution (ranging from 3% to 8% of eligible compensation), which was an amount equivalent to the cash balance benefits previously provided under UTC's pension plans. Eligible participants also receive a matching contribution equal to 60% of the first 6% of eligible compensation they contribute. Prior to Mr. Maheshwari's relocation to the United States, contributions were made to Singapore's Central Provident Fund on Mr. Maheshwari's behalf. For more details, see footnote (9) to the Summary Compensation Table.
Otis Savings Restoration Plan (''SRP'')	The SRP permits eligible employees to defer up to 6% of their eligible compensation to the extent such compensation exceeds the IRC compensation limit applicable to the Savings Plan and receive employer matching contributions at the same rate (up to 60% of the first 6% of eligible compensation) that would have been provided in the Savings Plan, if not for the IRC's compensation limit. Upon termination of employment, SRP vested balances are distributed based on the participant's prior election in a lump sum or in annual installments over periods ranging from two to 15 years, but if a participant terminates prior to age 50, a lump sum will be distributed. The investment options in the SRP are similar to those offered in the Savings Plan.
Otis Company Automatic Contribution Excess Plan (''CACEP'')	Under the CACEP, eligible employees receive an age-based company automatic contribution for amounts above the IRC limits applicable to the Savings Plan. These age-based contributions range from 3% to 5.5% of eligible compensation. Prior to January 1, 2023, employees hired before January 1, 2010, who previously participated in UTC's pension plans, instead received an enhanced company automatic contribution ranging from 3% to 8%. The CACEP also provides missed-matching contributions for employees whose matching contributions to the Savings Plan are limited by the IRC's contribution limit. In addition, employees who elect to defer eligible compensation to the DCP receive an additional contribution to the CACEP to the extent the deferrals result in a reduction to company automatic contributions to the CACEP. Upon termination of employment, CACEP vested balances are distributed based on the participant's prior election in a lump sum or in annual installments over periods ranging from two to 15 years, but if a participant terminates prior to age 50, a lump sum will be distributed. The investment options in the CACEP are similar to those offered in the Savings Plan.
Otis Deferred Compensation Plan (''DCP'')	The DCP allows eligible participants to defer up to 50% of their base salary and/or up to 70% of their STI. The compensation deferred is matched to the extent the DCP deferrals result in a reduction to contributions that would otherwise have been matched under the Savings Plan and/or the SRP, as applicable. Upon termination of employment, DCP balances are distributed based on the participant's prior election in a lump sum or in annual installments over periods ranging from two to 15 years, but if a participant terminates prior to age 50, a lump sum will be distributed. The investment options in the DCP are similar to those offered in the Savings Plan.
Otis LTIP Performance Share Unit (''PSU'') Deferral Plan	The LTIP PSU Deferral Plan allows eligible participants to defer between 10% and 100% of their vested PSU awards granted under the LTI program. Upon vesting, the deferred portion of each PSU award is converted into DSUs that accrue dividend equivalents. There are no matching contributions or other employer contributions to this plan. Upon termination of employment, PSUs are distributed in Otis shares based on the participant's prior election in a lump sum or in annual installments over periods ranging from two to 15 years, but if a participant terminates prior to age 50, the shares will be distributed in a lump sum.

Plan	Description
Otis Pension Preservation Plan ("PPP")	The PPP is a frozen defined benefit pension plan that covers salaried employees hired prior to January 1, 2010. The PPP was created at the Separation when we assumed all payment liabilities under UTC's Pension Preservation Plan ("UTC PPP") with respect to current and former Otis employees' final average earnings ("FAE") based formula benefits that accrued after December 31, 2003, and their cash balance benefits. Accruals earned prior to January 1, 2004, under the UTC PPP and the tax-qualified portion of the benefits were retained by UTC. The UTC PPP provided supplemental benefits that cannot be paid under the UTC's pension plan due to IRC limits. The UTC PPP formula was originally an FAE formula recognizing final five-year average salary and service, and changed to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants by January 1, 2015 (earlier for participants hired prior to July 1, 2002, or who elected to participate under a prior pension choice program). Effective December 31, 2019, the UTC PPP was frozen other than with respect to interest credits on cash balance accounts. The normal retirement age is 65, but the FAE formula also provides for full retirement benefits at age 62 if a participant retires with at least 10 years of service. Early retirement benefits also are available under the FAE formula beginning at age 55 with at least 10 years of continuous service, reduced by 0.2% for each month by which retirement precedes age 62. The value of the cash balance benefit is not impacted by the age of the participant at termination. The cash balance benefits will automatically be paid on the first business day of the month following a participant's termination of employment, regardless of the participant's age, while the FAE benefits will be paid on the first business day of the month following the later of the participant's termination or age 55. FAE benefits may be paid as a monthly single life annuity or an actuarially equivalent survivor benefit annuity, a single lump sum or a series of two to 10 annual installment payments. Cash balance benefits may be paid in a lump sum, monthly annuity payments or a series of two to 10 annual installment payments.
Otis Retirement Plan for Third Country National Employees ("TCN Plan")	The TCN Plan is a defined benefit pension plan that covers internationally mobile employees hired prior to January 1, 2008. The TCN Plan was created at the Separation when Otis assumed all payment obligations under UTC's Third Country National Employees Plan ("UTC TCN Plan") with respect to current and former Otis employees. The UTC TCN Plan formula mirrored UTC's retirement plan formula and was originally an FAE formula recognizing final five-year average salary and service which changed on January 1, 2015, to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants. The FAE formula was frozen on December 31, 2014, but active participants continue to accrue benefits under the cash balance formula. Under the TCN Plan, participants who terminate their employment with less than five years of continuous service forfeit all their rights to benefits. The normal retirement age is 65. Early retirement benefits also are available under the plan for active participants and for participants who terminate employment after attaining age 55 and 10 years of continuous service. These benefits are reduced by 0.2% for each month the early retirement date precedes age 62 (which is based on the sum of the credited service to date of retirement/termination or December 31, 2014, if earlier for the FAE benefits, and as of the benefit commencement date for the cash balance benefits). The normal form of payment is a life annuity, but participants can elect instead a contingent annuity option or a life annuity with a guaranteed number of monthly payments option.

Perquisites and other benefits

We provide our ELG members with the perquisites and other benefits described below. The Committee believes that these benefits are appropriate given their contribution to recruitment and retention.

Perquisite/Benefits	Description
ELG Long-Term Disability	The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI.
Executive Physical	ELG members are eligible for a comprehensive annual executive physical.
Executive Leased Vehicle	ELG members receive an annual allowance toward the cost of a leased vehicle, including fuel expenses, registration fees, insurance and maintenance. Non-U.S.-based ELG members receive a comparable benefit based on local practice. Lease payments above the annual allowance are paid directly by the executive.
Financial Planning	ELG members are eligible to receive an annual financial planning benefit.

Our expatriates and foreign executives on local contracts also receive certain perquisites in accordance with their respective local contracts and international assignment packages, for which contracts are customary in those countries. Those benefits may include housing allowance, relocation, educational allowance for their children, tax equalization to their home country and home-leave travel. Messrs. Zheng, Maheshwari and de Montlivault were on international assignment packages in 2022 and received some of these benefits. See the "All Other Compensation" table on page 65 for more details on these perquisites and benefits. We do not own a corporate jet. However, we lease aircraft by the hour from time to time to support business travel. Ms. Marks is permitted to periodically use the leased aircraft to travel between her home and our headquarters, which we treat as business travel consistent with our remote work practice for corporate colleagues. In addition, Ms. Marks is also permitted to have limited personal use of the leased aircraft. Any personal use of the leased aircraft by Ms. Marks will be reported in the Summary Compensation Table, and there was no personal use in 2022.

Report of the Compensation Committee

The Compensation Committee establishes and oversees the design and function of Otis' executive compensation program. We have reviewed and discussed the foregoing compensation discussion and analysis with the management of Otis and have recommended to the Board that the compensation discussion and analysis be included in the Proxy Statement for the Annual Meeting.

COMPENSATION COMMITTEE

Shailesh G. Jejurikar, **Chair**   Margaret M. V. Preston
Nelda J. Connors*   John H. Walker
Harold W. McGraw III

*   Member since October 28, 2022.

Compensation Tables

Summary Compensation Table

The Summary Compensation Table below quantifies the value of the compensation earned by or awarded to our NEOs for fiscal years 2022, 2021 and 2020. The primary elements of each NEO's total compensation reported in the table are base salary, an annual short-term incentive award and long-term equity incentives. The NEOs also received the other benefits listed below, as further described in footnotes (7) and (9) to the table.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of plan-based awards" table and the accompanying description of the material terms provide information regarding the long-term equity incentives awarded to the NEOs in fiscal 2022. The "Outstanding equity awards at fiscal year-end" table provides further information on the NEOs' potential realizable value and actual value realized with respect to their equity awards.

Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan ($)[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[9]	Total ($)
Judy Marks[1] Chair, Chief Executive Officer and President								
2022	1,300,000	–	7,590,894	2,446,241	2,613,600	–	527,140	14,477,875
2021	1,225,000	–	6,458,191	2,093,575	3,553,500	–	440,040	13,770,306
2020	1,012,500	2,700,000	5,797,929	2,130,560	–	–	346,323	11,987,312
Anurag Maheshwari[1] Executive Vice President & Chief Financial Officer								
2022	545,032	152,027	1,420,568	466,913	664,000	–	383,067	3,631,607
Perry Zheng[1] Executive Vice President & Chief Product, Delivery and Customer Officer								
2022	635,000	–	1,024,830	330,255	493,000	–	1,423,362	3,906,447
2021	618,750	–	987,771	320,195	750,000	–	1,477,313[8]	4,154,029[8]
2020	539,750	655,000	1,719,279	538,482	–	–	1,379,777	4,832,288
Nora LaFreniere[1] Executive Vice President & Chief General Counsel								
2022	610,000	–	1,100,733	354,724	630,000	–	214,817	2,910,274
2021	587,500	–	1,063,792	344,837	828,000	99,703	197,235	3,121,067
2020	488,479	650,000	1,782,575	585,316	–	120,993	154,158	3,781,521
Stéphane de Montlivault[1] President, Otis Asia Pacific								
2022	598,606	–	1,024,830	330,255	613,324	–	408,817	2,975,832
2021	577,171	–	987,771	320,195	673,575	29,968	426,310	3,014,990
2020	530,986	435,618	1,593,948	433,130	–	534,798	633,908	4,162,388
Rahul Ghai[1] Former Executive Vice President & Chief Financial Officer								
2022	500,000	–	2,372,187	764,463	–	–	227,298	3,863,948
2021	787,500	–	2,279,435	738,913	1,500,000	–	229,865	5,535,713
2020	674,688	1,200,000	2,325,414	1,065,280	–	–	133,592	5,398,974

[1] For each of the NEOs, information is included for the years they have been or were an NEO. Compensation reported in 2020 was determined partly by UTC's Compensation Committee and partly by our Compensation Committee. Compensation paid to Messrs. Zheng, de Montlivault and Maheshwari was converted using the applicable exchange rate on the payment date (ranging from Chinese Yuan (CNY) to U.S. dollar (USD) conversion rate of 0.1406 to 0.1584 for Mr. Zheng and Singapore dollar (SGD) to USD conversion rate of 0.70 to 0.74 for Messrs. de Montlivault and Maheshwari), except that the amounts shown in the "Salary," "Bonus" and "Non-Equity Incentive Plan" columns used the December 31, 2022, exchange rate (CNY to USD conversion rate of 0.14438 for Mr. Zheng, and SGD to USD conversion rate of 0.74523 for Messrs. de Montlivault and Maheshwari). Mr. Maheshwari was paid in SGD until September 1, 2022.

[2] **Salary.** Represents salary earned, including any amounts an NEO elected to defer. For more information, see "Base salary" section on page 50 and "Retirement and deferred compensation benefits" section on pages 61-62.

[3] **Bonus.** Represents bonus paid in 2020 and the retention bonus paid in 2022 that we agreed to pay Mr. Maheshwari when he joined Otis in 2020. Cash bonuses provided under our 2020 STI program were primarily based on measured performance against preestablished goals.

(4) **Stock Awards.** Grant date fair value of the PSU and RSU awards computed in accordance with FASB ASC Topic 718 but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of the PSU and RSU awards are set forth in Note 13: Employee Benefit Plans to the Consolidated Statements to our 2022 Form 10-K. The grant date fair values shown for PSU awards assume target-level performance. The amounts reported in this column differ from the LTI target award amounts reported under "LTI Grants" on page 54 because of the methodology used to value these awards under FASB ASC Topic 718, and because in determining the number of shares granted, we divided the target value of the award by our average stock price over the prior month. If the highest level of performance for PSU awards is achieved (200%), the grant date fair values for PSUs would be: Ms. Marks, $10,319,570; Mr. Maheshwari, $1,909,628; Mr. Zheng, $1,393,222; Ms. LaFreniere, $1,496,411; Mr. de Montlivault $1,393,222; and Mr. Ghai $3,224,909.

(5) **Option Awards.** Grant date fair value of SARs, calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in the valuation of these awards are set forth in Note 13: Employee Benefit Plans to the Consolidated Statements to our 2022 Form 10-K.

(6) **Non-Equity Incentive Plan.** Amounts reflect annual STI compensation under our STI program, which are based on measured performance against preestablished goals. The estimated threshold, target and maximum amounts for the annual STI compensation for 2022 are reflected in the "Grants of plan-based awards" table on pages 66-67.

(7) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** For Ms. LaFreniere and Mr. de Montlivault, there was a reduction ($203,007 for Ms. LaFreniere and $728,540 for Mr. de Montlivault) in the actuarial present value of their accrued benefits under the PPP and the TCN Plan, respectively. The decreases were attributable to the increase in the discount rate used to value their pension benefits.

(8) For 2021, the amount reported as a net settlement payment for Mr. Zheng was overstated. We have reduced the 2021 "All other compensation" and the "Total" columns accordingly for Mr. Zheng.

(9) **All Other Compensation.** The 2022 amounts in this column consist of the following items, as discussed in the "All other compensation" table below.

All other compensation

Name	Vehicle Payments ($)[a]	Company Contributions to Deferred Compensation Plans ($)[b]	Relocation Benefits ($)[c]	Financial Planning Benefits ($)	Health Benefits ($)[d]	International Assignment Benefits ($)[e]	Miscellaneous ($)[f]	Total ($)
J. Marks	35,207	441,669	–	16,000	17,814	–	16,450	527,140
A. Maheshwari	26,828	31,531	212,602	–	9,759	102,347	–	383,067
P. Zheng	43,686	126,035	–	16,000	14,648	1,222,955	38	1,423,362
N. LaFreniere	21,341	166,808	–	16,000	10,668	–	–	214,817
S. de Montlivault	48,163	–	–	–	18,440	342,214	–	408,817
R. Ghai	19,019	182,000	16,014	–	9,068	–	1,197	227,298

(a) Represents annual costs incurred in connection with providing a leased vehicle, including fuel expenses, registration fees, insurance and maintenance.

(b) Represents company matching and automatic age-based contributions to the Savings Plan, and company contributions to the SRP, DCP, CACEP, as applicable. For more information, please see "Retirement and deferred compensation benefits" section on pages 61-62. Mr. de Montlivault does not participate in any deferred compensation arrangements or the Savings Plan. The amount shown for Mr. Maheshwari also includes Central Provident Fund contributions of $12,922. Singaporean citizens and permanent residents receive a compulsory company contribution to this fund at a percentage determined in accordance with Singaporean law.

(c) Represents relocation benefits paid to Messrs. Maheshwari and Ghai, including associated tax gross-up. The amounts shown for Mr. Maheshwari include $70,069 in relocation lump sums; $27,224 for temporary lodging; $20,000 for loss of sale on vehicle; $15,951 for a home finding trip; $515 for a vehicle rental; $42 for family visa expense, and $78,801 in associated tax gross ups. The amounts shown for Mr. Ghai include $8,593 for household goods shipment and $7,421 for the associated tax gross-up.

(d) Represents costs incurred associated with company-covered healthcare benefits and annual physical exam cost for Ms. Marks of $4,725. Our NEOs are eligible for ELG long-term disability benefits as described on page 62; however, because no cost is incurred unless the NEO actually becomes disabled, no amount is reflected in this column.

(e) Represents certain compensation elements provided in accordance with an international assignment for Mr. Zheng, who was based in China through 2022; a local contract for Mr. Maheshwari, when he was based in Singapore; and a local contract for Mr. de Montlivault, who is based in Singapore. The amount shown for Mr. Zheng consists of $97,361 for housing and utilities; $9,739 for driver allowances and accommodations; $700 for tax preparation; $1,061,326 for a net tax settlement payment on the difference between taxes paid in China and what would have been payable in the United States; and $53,829 for a U.S. Social Security tax gross-up. The amount shown for Mr. Maheshwari consists of $102,347 for housing. The amount shown for Mr. de Montlivault consists of $228,783 for housing; $82,510 for educational expenses for his minor children; $1,115 for club dues; and $29,806 for foreign assignment payments.

(f) Represents matching contributions for donations made by Ms. Marks and Mr. Ghai to eligible nonprofit organizations under our matching gift program, and a $197 FICA tax gross up for contributions to the SRP and CACEP for Mr. Ghai.

Grants of plan-based awards

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units #[3]	All Other Option Awards: Number of Securities Underlying Options(#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
J. Marks											
SARs	2/3/2022	–	–	–	–	–	–	–	120,366	81.85	2,446,241
RSUs	2/3/2022	–	–	–	–	–	–	29,702	–	–	2,431,109
PSUs	2/3/2022	–	–	–	9,505	59,404	118,808	–	–	–	5,159,785
STI		145,800	2,160,000	4,320,000							
A. Maheshwari											
SARs	2/3/2022	–	–	–	–	–	–	–	5,417	81.85	110,092
RSUs	2/3/2022	–	–	–	–	–	–	1,337	–	–	109,433
PSUs	2/3/2022	–	–	–	428	2,674	5,348	–	–	–	232,262
SARs	10/3/2022[7]	–	–	–	–	–	–	–	19,706	65.44	356,821
RSUs	10/3/2022[7]	–	–	–	–	–	–	5,445	–	–	356,321
PSUs	10/3/2022[7]	–	–	–	1,742	10,889	21,778	–	–	–	722,552
STI		35,480	525,625	1,051,250							
P. Zheng											
SARs	2/3/2022	–	–	–	–	–	–	–	16,250	81.85	330,255
RSUs	2/3/2022	–	–	–	–	–	–	4,010	–	–	328,219
PSUs	2/3/2022	–	–	–	1,283	8,020	16,040	–	–	–	696,611
STI		34,830	516,000	1,032,000							
N. LaFreniere											
SARs	2/3/2022	–	–	–	–	–	–	–	17,454	81.85	354,724
RSUs	2/3/2022	–	–	–	–	–	–	4,307	–	–	352,528
PSUs	2/3/2022	–	–	–	1,378	8,614	17,228	–	–	–	748,205
STI		33,480	496,000	992,000							
S. de Montlivault											
SARs	2/3/2022	–	–	–	–	–	–	–	16,250	81.85	330,255
RSUs	2/3/2022	–	–	–	–	–	–	4,010	–	–	328,219
PSUs	2/3/2022	–	–	–	1,283	8,020	16,040	–	–	–	696,611
STI		32,838	486,486	972,972							
R. Ghai											
SARs	2/3/2022	–	–	–	–	–	–	–	37,615	81.85	764,463
RSUs	2/3/2022	–	–	–	–	–	–	9,282	–	–	759,732
PSUs	2/3/2022	–	–	–	2,970	18,564	37,128	–	–	–	1,612,455
STI		55,688	825,000	1,650,000							

[1] **Non-Equity Incentive Plan Award.** The amounts reported in these columns represent the range of payouts under our 2022 STI program. An executive must be employed on the payment date to be eligible to receive these amounts, except under certain circumstances, as explained in more detail in the "Potential payments on termination or change in control" table on pages 73-75. For purposes of this table, amounts are considered earned in fiscal year 2022 although not paid until early 2023 and subject to continued employment through the payment date. Actual awards received for 2022 are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan" column. Payouts range from 6.75% (threshold performance for the lowest weighted performance goal and assuming a 10% downward ESG adjustment) to 200% (maximum performance for all performance goals). For further information, see "STI Compensation" section on pages 50-53.

[2] **Equity Incentive Plan Award.** The number of PSUs granted was determined by dividing the applicable target value by the average closing price of our common stock over the prior month ($84.17 for awards granted on February 3, 2022, and $68.88 for awards granted to Mr. Maheshwari on October 3, 2022). Each PSU corresponds to one share of our common stock. Prior to vesting, PSUs accumulate dividend equivalents, which are reinvested as additional PSUs subject to the same vesting schedule. Vested PSUs are settled in shares at the end of the performance period following determination of the performance achievement levels by the Compensation Committee, except in the event of death, disability, retirement eligibility, a qualifying termination within two years following a change-in-control and certain involuntary terminations. The performance period for the 2022 PSUs runs from January 1, 2022, to December 31, 2024, and the performance goals are three-year cumulative adjusted EPS and annual organic sales growth (weighted at 60% and 40%, respectively), adjusted upward or downward by up to 20% based on our relative TSR performance. Payout ranges from 16% (threshold performance for the lowest weighted performance goal and assuming a 20% downward TSR adjustment) to 200% (200% is the maximum performance for both performance goals including the TSR adjustment), plus any accrued dividend equivalents. For further information, see "LTI compensation" section on pages 54-57.

(3) **Number of Shares – All Other Stock Awards.** The number of RSUs granted was determined by dividing the applicable target value by the average closing price of our common stock over the prior month ($84.17 for awards granted on February 3, 2022, and $68.88 for awards granted to Mr. Maheshwari on October 3, 2022). The 2022 RSU awards vest ratably on each anniversary of the grant date over a three-year period, subject to continued employment, except in the case of death, disability, retirement eligibility, a qualifying termination within two years following a change-in-control and certain involuntary terminations. Unvested RSUs earn dividend equivalents that are reinvested as additional RSUs that vest on the same date as the underlying RSUs.

(4) **Number of Shares – All Option/SAR Awards.** SARs vest ratably on each anniversary of the grant date over a three-year period, subject to continued employment, except in the case of death, disability, retirement eligibility, a qualifying termination within two years following a change-in-control and certain involuntary terminations. The number of SARs granted was determined by dividing the total target value of the award by the estimated value of each SAR determined using a binominal lattice valuation model.

(5) **Exercise Price – All Option/SAR Awards.** The per share exercise price was the closing price of our common stock on the date of grant ($81.85 for awards granted on February 3, 2022, and $65.44 for awards granted to Mr. Maheshwari on October 3, 2022).

(6) **Grant Date Fair Value – Stock and Option/SAR Awards.** The grant date fair value of the 2022 SAR, RSU and PSU awards was calculated in accordance with FASB ASC Topic 718 but excluding the effect of estimated forfeitures, as described in more detail in footnotes (4) and (5) of the Summary Compensation Table.

(7) In connection with his promotion, Mr. Maheshwari received SAR, RSU and PSU awards on October 3, 2022. These awards were approved by the Compensation Committee on September 14, 2022, and are subject to the same terms and conditions as the awards granted on February 3, 2022.

Outstanding equity awards at fiscal year-end

	Option Awards				RSU and PSU Stock Awards			
Name[1]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
J. Marks								
2/3/2022[7]							60,291	4,721,388
2/3/2022[8]					30,145	2,360,655		
2/3/2022[9]	–	120,366	81.85	2/2/2032	–			
2/5/2021[7]							134,186	10,508,106
2/5/2021[8]					22,368	1,751,638		
2/5/2021[9]	48,088	96,176	63.93	2/4/2031	–			
6/1/2020[10]					61,168	4,790,066		–
2/4/2020[11]	–	171,958	80.97	2/3/2030	–			–
2/4/2020[12]					32,324	2,531,292		–
2/5/2019	191,799	–	63.92	2/4/2029	–		–	–
1/2/2018	101,096	–	67.83	1/1/2028	–		–	–
11/1/2017[13]					34,516	2,702,948		–
A. Maheshwari								
10/3/2022[7]							10,929	855,850
10/3/2022[8]					5,465	427,964		
10/3/2022[9]	–	19,706	65.44	10/2/2032	–			
2/3/2022[7]							2,713	212,455
2/3/2022[8]					1,356	106,188		
2/3/2022[9]	–	5,417	81.85	2/2/2032	–			
2/5/2021[7]							6,708	525,303
2/5/2021[8]					1,121	87,786		
2/5/2021[9]	2,404	4,810	63.93	2/4/2031	–			
6/1/2020[10]					10,182	797,352		–
5/11/2020[14]	–	22,300	51.81	5/10/2030	–			–
5/11/2020[14]					4,582	358,816		–
5/11/2020[15]	21,000	21,000	51.81	5/10/2030	–			–
5/11/2020[15]					9,701	759,685		–
P. Zheng								
2/3/2022[7]							8,139	637,365
2/3/2022[8]					4,069	318,643		
2/3/2022[9]	–	16,250	81.85	2/2/2032	–			
2/5/2021[7]							20,524	1,607,234
2/5/2021[8]					3,277	256,622		
2/5/2021[9]	7,354	14,710	63.93	2/4/2031	–			
6/1/2020[10]					20,458	1,602,066		–
2/4/2020[11]	–	43,461	80.97	2/3/2030	–			–
2/4/2020[12]					7,741	606,198		–
2/5/2019	51,965	–	63.92	2/4/2029	–		–	–
1/2/2018	23,620	–	67.83	1/1/2028	–		–	–
1/27/2017[13]					19,041	1,491,101		–
1/3/2017	4,469	–	58.66	1/2/2027	–		–	–
1/4/2016	7,874	–	50.58	1/3/2026	–		–	–
1/2/2015	4,724	–	60.88	1/1/2025	–		–	–
1/2/2014	6,206	–	59.53	1/1/2024	–		–	–

Name[1]	Option Awards				RSU and PSU Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
N. LaFreniere								
2/3/2022[7]							8,742	684,586
2/3/2022[8]					4,371	342,293		
2/3/2022[9]	–	17,454	81.85	2/2/2032		–		
2/5/2021[7]							22,102	1,730,808
2/5/2021[8]					3,531	276,513		
2/5/2021[9]	7,920	15,842	63.93	2/4/2031		–		
6/1/2020[10]					20,458	1,602,066		–
2/4/2020[11]	–	47,241	80.97	2/3/2030		–		–
2/4/2020[12]					8,496	665,322		–
2/5/2019	56,689	–	63.92	2/4/2029		–		–
1/2/2018	25,510	–	67.83	1/1/2028		–		–
1/3/2017	5,107	–	58.66	1/2/2027		–		–
3/2/2016[13]					22,495	1,761,583		–
1/4/2016	8,938	–	50.58	1/3/2026		–		–
1/2/2015	5,873	–	60.88	1/1/2025		–		–
1/2/2014	19,049	–	59.53	1/1/2024		–		–
S. de Montlivault								
2/3/2022[7]							8,139	637,365
2/3/2022[8]					4,069	318,643		
2/3/2022[9]	–	16,250	81.85	2/2/2032		–		
2/5/2021[7]							20,524	1,607,234
2/5/2021[8]					3,421	267,899		
2/5/2021[9]	7,354	14,710	63.93	2/4/2031		–		
6/1/2020[10]					20,458	1,602,066		–
2/4/2020[11]	–	34,958	80.97	2/3/2030		–		–
2/4/2020[12]					6,503	509,250		–
2/5/2019	44,406	–	63.92	2/4/2029		–		–
1/2/2018	19,841	–	67.83	1/1/2028		–		–
12/14/2017[13]					17,158	1,343,643		–
1/3/2017	5,362	–	58.66	1/2/2027		–		–
1/4/2016	5,618	–	50.58	1/3/2026		–		–
1/2/2015	3,319	–	60.88	1/1/2025		–		–
R. Ghai								
2/5/2021[7]							47,360	3,708,762
2/5/2021[16]	50,917	–	63.93	8/12/2027		–		–
2/4/2020[16]	85,979	–	80.97	8/12/2027		–		–
8/1/2019[17]	69,350	–	69.77	8/12/2027		–		–

(1) In addition to these Otis outstanding awards, Mr. Zheng holds vested Raytheon Technologies Corporation ("RTX") and Carrier Global Corporation ("Carrier") SARs, and Ms. LaFreniere and Mr. de Montlivault hold vested RTX SARs. These awards were received at the Separation upon conversion of their vested UTC SARs. See Note 13: Employee Benefit Plans to the Consolidated Statements to our 2020 Form 10-K for further detail on the conversion. The table below lists the non-Otis awards held by Messrs. Zheng and de Montlivault and Ms. LaFreniere as of December 31, 2022.

	RTX SARs		Carrier SARs		
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date RTX SARs & Carrier SARs
P. Zheng					
1/3/2017	8,938	82.35	8,938	18.53	1/2/2027
1/4/2016	15,748	71.01	15,748	15.98	1/3/2026
1/2/2015	9,449	85.47	9,449	19.24	1/1/2025
1/2/2014	26,394	83.58	26,394	18.81	1/1/2024
S. de Montlivault					
1/3/2017	10,725	82.35	–	–	1/2/2027
1/4/2016	11,236	71.01	–	–	1/3/2026
1/2/2015	6,639	85.47	–	–	1/1/2025
1/2/2014	15,450	83.58	–	–	1/1/2024
N. LaFreniere					
1/3/2017	10,215	82.35	–	–	1/2/2027
1/4/2016	17,876	71.01	–	–	1/3/2026
1/2/2015	11,747	85.47	–	–	1/1/2025
1/2/2014	38,101	83.58	–	–	1/1/2024

(2) The exercise price of each SAR was the closing price of the underlying common stock on the grant date. Each SAR granted prior to April 3, 2020, was granted by UTC. Unvested UTC SARs at Separation were converted into "concentrated" unvested Otis SARs and subject to the same terms that applied to the original UTC SAR awards. For vested UTC SARs, both the number of outstanding SARs and the exercise price of each award were adjusted at Separation to reflect the post-Separation stock prices of the three companies. For more information on how the exercise prices of these prior grants were adjusted, see Note 13: Employee Benefit Plans to the Consolidated Statements to our 2020 Form 10-K.

(3) All RSUs earn dividend equivalents, which are reinvested as additional RSUs each time we pay a dividend. The reinvested RSUs vest on the same date as the underlying RSUs and are included in this number. All RSUs granted prior to April 3, 2020, were originally granted by UTC.

(4) Calculated by multiplying the number of unvested RSUs by $78.31, the closing price of our common stock on the last trading day of 2022.

(5) The number of shares shown with respect to PSU awards granted in 2022 assumes target performance level, and 2021 assumes maximum performance level, based on vesting estimates as of December 31, 2022. Final payouts for the 2022 and 2021 PSU awards will be based on actual performance at the end of the three-year performance periods (each running three calendar years starting January 1 of the first year and ending December 31 of the third year) as determined by the Compensation Committee. PSUs earn dividend equivalents, which are reinvested as additional PSUs each time we pay a dividend. The reinvested PSUs vest on the same date as the underlying PSUs.

(6) Calculated by multiplying the number of unvested PSUs by $78.31, the closing price of our common stock on the last trading day of 2022.

(7) The 2022 and 2021 PSUs are subject to vesting contingent on our performance over the applicable three-year performance period based on our three-year cumulative adjusted EPS growth and average organic sales growth (weighted at 60% and 40%, respectively), adjusted upward or downward by up to 20% for relative TSR performance, as determined by the Compensation Committee, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

(8) These RSUs vest ratably on the first three anniversaries of the grant date, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

(9) These SARs vest ratably each year on the first three anniversaries of the grant date, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

(10) These Founders Grants are scheduled to vest on June 1, 2023, subject to the executive's continued employment, except in the case of death, disability and a qualifying termination within two years following a change-in-control. These awards do not provide for retirement eligibility treatment or for vesting acceleration upon involuntary termination other than upon a qualifying termination following a change-in-control.

(11) These SARs vested on February 4, 2023.

(12) These RSUs vested on February 4, 2023.

(13) These RSUs were received in respect of UTC RSUs granted upon appointment to UTC's ELG. These awards vest upon a qualifying termination, defined as a "mutually agreeable separation" following three years of ELG service, a qualifying termination within two years following a change-in-control or retirement on or after age 62, each subject to vesting acceleration upon death or disability.

(14) These RSU and SAR awards are scheduled to vest on May 11, 2023, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

(15) These RSU and SAR awards are scheduled to vest on May 11, 2023, subject to the executive's continued employment, except in the case of death, disability or a qualifying termination within two years following a change-in-control. These awards do not provide for retirement eligibility treatment or for vesting acceleration upon an involuntary termination other than upon a qualifying termination following a change-in-control, as described above.

(16) These SARs vested upon Mr. Ghai's separation on August 12, 2022.

(17) These SARs vested on August 1, 2022.

Option exercises and stock vested

Name	Option Awards[1]		Stock Awards[3]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Marks	–	–	53,202	4,385,973
A. Maheshwari	–	–	10,127	743,486
P. Zheng	11,375	253,241	12,870	1,060,273
N. LaFreniere	5,362	171,554	13,893	1,144,553
S. de Montlivault	–	–	11,597	956,057
R. Ghai[4]	–	–	40,390	3,257,570

[1] Vested UTC SARs were converted into vested Otis, Carrier and RTX awards in connection with the Separation. During 2022, Mr. Zheng and Ms. LaFreniere exercised a portion of their RTX and/or Carrier SARs, as applicable, and received $452,286, and $342,454, respectively. These amounts are not included in the table. For more information on the conversion, see Note 13: Employee Benefit Plans to the Consolidated Statements to our 2020 Form 10-K.

[2] The value realized was calculated by multiplying the number of shares acquired upon exercise of the Otis SARs by the difference between the price of our common stock on the exercise date and the exercise price.

[3] These represent RSUs that vested in 2022, and shares withheld to satisfy FICA taxes from unvested awards that contain retirement provisions. The value is calculated by multiplying the number of vested Otis RSUs by the market price of our common stock on the vesting date.

[4] For Mr. Ghai, his stock awards that vested upon his separation from service will be distributed on the first day of the seventh month following his separation from service in compliance with the specified employee rule under Code Section 409A.

Pension benefits

Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
N. LaFreniere			
OTIS Pension Preservation Plan (PPP)	23	785,567	–
S. de Montlivault			
OTIS Third Country National Plan (TCN Plan)	39	3,213,719	–

[1] The amounts shown are the actuarial present values of the benefits accumulated through December 31, 2022. The present values for Ms. LaFreniere under the PPP and for Mr. de Montlivault under the TCN Plan were computed using 2022 year-end ASC 715-30 assumptions, including the Pri-2012 mortality table with generational mortality improvement based on MP-2021 for the PPP and the TCN Plan, and the applicable exchange rate for Mr. de Montlivault, except that they were both assumed to retire at the earliest date permitted without a reduction of benefits due to age, meaning age 62 for FAE benefits and age 65 for cash balance benefits. These amounts differ from the amounts in the "Potential payments on termination or change in control" table because they have both reached early retirement age and are eligible for reduced early retirement benefits based on their elected form of payment under their respective plan, with Ms. LaFreniere having to wait until age 55 to receive her benefits. For more information on the PPP and the TCN Plan, see "Retirement and deferred compensation benefits" on pages 61-62.

Nonqualified deferred compensation

Plan[1]	Executive Contributions in Last Fiscal Year ($)[2]	Registrant Contributions in Last Fiscal Year ($)[3]	Aggregate Earnings in Last Fiscal Year ($)[4]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[5]
J. Marks					
Otis SRP	123,663	74,198	-135,248	–	843,122
Otis CACEP	–	250,168	9,248	–	729,837
Otis DCP	2,487,450	89,548	64,299	–	2,641,297
P. Zheng					
Otis SRP	64,800	38,880	-77,996	–	481,918
Otis CACEP	–	59,400	5,380	–	341,824
N. LaFreniere					
Otis SRP	67,980	40,788	-117,839	–	917,572
Otis CACEP	–	90,640	-24,114	–	220,483
R. Ghai					
Otis SRP	98,700	59,220	-40,191	–	291,020
Otis CACEP	–	93,225	-33,308	–	213,436
Otis DCP	50,000	1,800	-32,164	–	192,851

[1] Mr. de Montlivault does not participate in any of the deferred compensation arrangements, and no NEO has participated in the LTIP PSU Deferral Plan. Mr. Maheshwari did not participate in any deferred compensation arrangements in 2022. For more information on these plans, see "Retirement and deferred compensation benefits" on pages 61-62.

[2] Amounts shown are included in the "Salary" and "Non-Equity Incentive Plan" columns, as applicable, of the Summary Compensation Table.

[3] Amounts shown are included in the "All Other Compensation" column of the Summary Compensation Table.

[4] Amounts shown reflect hypothetical investment returns to accounts based in fixed income, bond, target date and equity indices selected by the NEO. These returns do not constitute above-market earnings.

[5] Amounts shown reflect the sum of contributions (both by the NEO and Otis) and credited earnings on those deferrals, less withdrawals. There were no withdrawals in 2022. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: Ms. Marks ($1,006,496); Mr. Ghai ($437,383); Mr. Zheng ($246,693); and Ms. LaFreniere ($263,078).

Potential payments on termination or change in control

Payment Type	J. Marks ($)	A. Maheshwari ($)	P. Zheng ($)	N. LaFreniere ($)	S. de Montlivault ($)	R. Ghai ($)
Involuntary Termination for Cause						
Severance Cash Payment	–	–	–	–	–	
STI Payment[1]	–	–	–	–	–	
Pension Benefit[2]	–	–	–	1,149,119	3,227,546	
Option / SAR Value[3]	–	–	–	–	–	
Stock Awards Value[3]	–	–	–	–	–	
Sub-Total	–	–	–	1,149,119	3,227,546	
Less: Vested Pension[4]	–	–	–	-1,149,119	-3,227,546	
Total	–	–	–	–	–	

Payment Type	J. Marks ($)	A. Maheshwari ($)	P. Zheng ($)	N. LaFreniere ($)	S. de Montlivault ($)	R. Ghai ($)
Voluntary Termination / Resignation						
Severance Cash Payment	–	–	–	–	–	–
STI Payment[1]	–	–	–	–	–	–
Pension Benefit[2]	–	–	–	1,149,119	3,227,546	–
Option / SAR Value[4,5,6]	–	–	211,530	227,808	211,530	488,129
Stock Awards Value[4,5,6,7]	–	–	2,470,054	2,672,642	3,728,025	5,539,650
Sub-Total	–	–	2,681,584	4,049,569	7,167,101	6,027,779
Less: Vested Pension and Equity[4]	–	–	-2,681,584	-4,049,569	-7,167,101	-6,027,779
Total	–	–	–	–	–	–

Payment Type	J. Marks ($)	A. Maheshwari ($)	P. Zheng ($)	N. LaFreniere ($)	S. de Montlivault ($)	R. Ghai ($)
Involuntary Termination without Cause						
Severance Cash Payment[8]	2,562,052	1,250,625	–	–	–	
STI Payment[1,8]	2,613,600	664,000	493,000	630,000	613,324	
Pension Benefit[2]	–	–	–	1,149,119	3,227,546	
Option / SAR Value[4,5,6]	623,315	551,465	211,530	227,808	211,530	
Stock Awards Value[4,5,6,7]	13,030,941	705,887	3,961,154	4,434,226	3,728,025	
Other Benefits[8]	39,043	35,883	37,730	35,218	38,165	
Sub-Total	18,868,951	3,207,860	4,703,414	6,476,371	7,818,590	
Less: Vested Pension and Equity[4]	–	–	-2,681,584	-4,049,569	-7,167,101	
Total	18,868,951	3,207,860	2,021,830	2,426,802	651,489	

Payment Type	J. Marks ($)	A. Maheshwari ($)	P. Zheng ($)	N. LaFreniere ($)	S. de Montlivault ($)	R. Ghai ($)
Death / Disability						
Severance Cash Payment	–	–	–	–	–	
STI Payment[1,9]	2,613,600	664,000	493,000	630,000	613,324	
Pension Benefit[2]	–	–	–	1,149,119	3,227,546	
Option / SAR Value[10,11]	1,383,011	1,470,234	211,530	227,808	211,530	
Stock Awards Value[10,11]	24,112,041	3,868,749	5,715,612	6,197,767	5,482,483	
Sub-Total	28,108,652	6,002,983	6,420,142	8,204,694	9,534,883	
Less: Vested Pension and Equity[4]	–	–	-2,681,584	-4,049,569	-7,167,101	
Total	28,108,652	6,002,983	3,738,558	4,155,125	2,367,782	

Payment Type	J. Marks ($)	A. Maheshwari ($)	P. Zheng ($)	N. LaFreniere ($)	S. de Montlivault ($)	R. Ghai ($)
Qualifying Termination within 2 Years Following a Change in Control						
Severance Cash Payment[12]	10,530,000	2,501,250	2,322,000	2,232,000	2,189,188	
STI Payment[1,12]	2,613,600	664,000	493,000	630,000	613,324	
Pension Benefit[2]	–	–	–	1,149,119	3,227,546	
Option / SAR Value[13]	1,383,011	1,470,234	211,530	227,808	211,530	
Stock Awards Value[13]	29,366,094	4,131,401	6,519,230	7,063,171	6,286,101	
Other Benefits[12]	55,043	51,883	53,730	51,218	54,165	
Sub-Total	43,947,748	8,818,768	9,599,490	11,353,316	12,581,854	
Less: Vested Pension and Equity[4]	–	–	-2,681,584	-4,049,569	-7,167,101	
Total	43,947,748	8,818,768	6,917,906	7,303,747	5,414,753	

[1] Under our STI program, executives must be employed on the payment date to be eligible to receive their STI payouts, except in the event of a qualifying termination of employment following a change in control. As a result, the STI payouts are not deemed accrued as of December 31, 2022, and are included in this table upon the applicable event.

[2] This represents the estimated lump-sum value of the retirement benefits accrued under the PPP and the TCN Plan, assuming retirement or termination on December 31, 2022, based on the applicable plan's 2022 present values, elected forms of payment, payable as of such date for Mr. de Montlivault and upon attainment of age 55 for Ms. LaFreniere, and applicable exchange rate for Mr. de Montlivault. These amounts differ from the amounts shown in the "Pension benefits" table because of the early retirement age adjustments and elected forms of payment.

[3] Outstanding equity awards will be forfeited upon an involuntary termination for cause.

[4] Equity awards are valued based on the closing price of our common stock ($78.31) on the last trading day of 2022. If an NEO qualifies for retirement treatment (see footnotes (5) and (7) below) for their unvested awards, the value of that equity is included in the "Less: Vested Pension and Equity" rows. The value of vested and exercisable SARs is not included in this table since an NEO is entitled to receive them unless the NEO is terminated for cause.

[5] Awards held for less than one year from the grant date will be forfeited. SAR and RSU awards held for more than one year will fully vest if the executive qualifies for retirement treatment, which is defined as either (i) age 65; (ii) age 55 plus 10 or more years of service; or (iii) for awards granted prior to September 8, 2021, age 50 to 54, with age plus years of service equal to 65 or more ("Rule of 65"). PSU awards held for more than a year by an executive who has met this retirement eligibility will remain outstanding and be eligible to vest subject to achievement of the performance goals as determined by the Compensation Committee. Vested SARs will be exercisable by a retirement-eligible executive until the expiration of their term, except that if the executive has met retirement eligibility through the Rule of 65 for SAR awards with that rule, the executive will only be able to exercise their vested SARs for up to five years (or until the expiration of their term, if earlier). Messrs. Ghai and Zheng and Ms. LaFreniere qualify for the Rule of 65 for awards granted prior to September 8, 2021, and Mr. de Montlivault has attained age 55 with more than 10 years of continuous service. Mr. Maheshwari does not qualify for retirement eligibility. UTC entered into an agreement with Ms. Marks on February 3, 2020, that provides retirement treatment for her UTC awards converted to Otis awards in the event of an involuntary termination other than for cause. Non-retirement-eligible executives will forfeit their unvested awards upon a voluntary termination. These executives will, however, vest in a prorated portion of their RSUs and SARs held for more than one year upon an involuntary termination other than for cause. For these executives, PSUs held for more than one year will, upon an involuntary termination other than for cause, prorate under the same basis and remain eligible to vest upon achievement of the performance goals as determined by the Compensation Committee. Vested SARs may be exercised by a non-retirement-eligible executive for up to one year following an involuntary termination other than for cause and for up to 90 days following a voluntary termination (in each case until the expiration of their term, if earlier).

[6] Special out-of-cycle awards (including the Founders Grant) do not have retirement eligibility treatment provisions. As a result, the executives will forfeit their unvested out-of-cycle awards upon a voluntary termination or an involuntary termination other than for cause.

[7] ELG RSU awards vest upon retirement on or after age 62 or in the case of a "mutually agreeable separation" (as defined on page 59) following three years of ELG service. Mr. Maheshwari does not hold any ELG RSU awards. Except for Mr. Ghai, all the NEOs who hold these awards have met this service condition and will receive them upon a mutually agreeable separation. Because Mr. de Montlivault qualifies for retirement under his ELG RSU award, he will also receive his award upon a voluntary termination.

[8] The Severance Plan provides for the following payments and benefits: a lump-sum payment equal to one times (1.5X for the CEO) the sum of the executive's annual base salary and target annual STI award; a prorated STI payout for the year of termination based on actual performance; and other benefits (continued healthcare benefits for the executive and eligible dependents for up to 12 months at no cost; and outplacement services for up to 12 months). The value of any cash severance payable under the Severance Plan to an ELG member will be reduced by the value of the executive's ELG RSU grant that vests upon the executive's termination, if any, as well as by any other severance benefits that the executive is entitled to receive upon termination of employment. For Messrs. Zheng and de Montlivault and for Ms. LaFreniere, this netting will result in zero cash severance payment assuming a December 31, 2022, termination of employment.

(9) Under our STI program, the Compensation Committee has discretion to determine what payment, if any, will be made in the event of an executive's death or disability. We have assumed that the executive or executive's estate, as applicable, will receive their STI award based on actual performance as determined as of the date of death or disability.

(10) Upon death, RSUs will vest and be converted to shares of common stock to be delivered to the executive's estate. All PSUs will vest at death and be converted at target performance (or such greater amount as determined by the Compensation Committee in its discretion) to shares of common stock to be delivered to the executive's estate. All unvested SARs will vest at death and become exercisable. The executive's estate will have three years from death (or until the expiration of the SAR, if earlier) to exercise all outstanding SARs; if a SAR expires prior to the expiration of that three-year exercise period, the SAR will be deemed to be exercised by the estate at the SAR expiration date. ELG RSU awards also vest on death.

(11) Upon disability (as defined in our LTI program), awards granted in 2021 and 2022 will fully vest, with the PSUs being converted at target performance (or such greater amount as determined by the Compensation Committee). For awards granted prior to 2021, unvested awards will remain eligible to vest on the earlier of the award vesting date or 29 months following the date of the disability. Vested SARs may be exercised for up to three years from the termination date or the vesting date if later (but no later than the expiration of the applicable term). ELG RSU awards also vest upon disability. The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI payment.

(12) All the NEOs are eligible for change in control benefits under our Change in Control Severance Plan, which is described on page 60. Upon a qualifying termination within two years following a change in control, the executive will receive a lump-sum payment equal to the sum of their annual base salary and target annual STI award (3X for the CEO and 2X for the other NEOs); a prorated portion of their STI award for the year of termination; and other benefits (continued healthcare benefits for the executive and eligible dependents for up to 12 months at no cost; and financial planning and outplacement services, each for up to 12 months). Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply under the terms of the Change in Control Severance Plan if the golden parachute excise tax imposed under Sections 280G and 4999 of the IRC would otherwise apply.

(13) In the event of a qualifying termination within two years following a change-in-control, our LTI program provides for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one year, special out-of-cycle awards and ELG RSU awards). The applicable PSU performance goals will be deemed to be achieved at the greater of target and actual performance as determined by the Compensation Committee prior to the change-in-control. Amounts shown assume estimated 2022 and 2021 PSU payouts based on projected performance. All values shown reflect the closing price of our common stock ($78.31) on the last trading day of 2022.

CEO pay ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following information regarding the ratio of the annual total compensation of Ms. Marks, our CEO, to the annual total compensation of our median colleague.

Selection of original median colleague as of October 1, 2021

COLLEAGUES INCLUDED

In 2021, our median colleague was identified from among our active global population of 69,082 (excluding our CEO) as of October 1, 2021 (of which 9,929 were U.S.-based and 59,153 non-U.S.-based). We then excluded 3,221 colleagues in 37 countries as permitted under the SEC's de minimis exception, for a net total of 65,861 colleagues.

The countries and number of colleagues excluded from the calculation were: Argentina (96), Bahrain (80), Belgium (242), Bosnia & Herzegovina (8), Brunei Darussalam (11), Bulgaria (24), Chile (187), Costa Rica (7), Croatia (77), Cyprus (37), Denmark (212), El Salvador (13), Estonia (49), Fiji (3), Finland (133), Greece (188), Guatemala (41), Honduras (9), Hungary (125), Ireland (74), Kazakhstan (33), Luxembourg (115), Macao (72), Morocco (156), New Zealand (84), Norway (149), Panama (54), Papua New Guinea (7), Qatar (74), Romania (84), Serbia (8), Slovak Republic (96), Slovenia (26), Sweden (115), Thailand (294), Uruguay (117), and Vietnam (121).

CONSISTENTLY APPLIED COMPENSATION MEASURES, METHODOLOGY AND MATERIAL ASSUMPTIONS

We then used "total cash compensation" as our consistently applied compensation measure for the period running from October 1, 2020, to September 30, 2021, to determine the median colleague, using the following methodology and material assumptions.

- Our total cash compensation included wages, commissions, bonuses, spot and recognition awards, and allowances. Based on local laws, we also added gains on vesting and exercises of equity awards, and company contributions made to government-sponsored retirement programs when required by such laws.
- We annualized the compensation paid to our permanent colleagues who were hired during the period or on active military duty, paid leave or unpaid leave.
- We used October 1, 2021, exchange rates to convert all foreign currencies into U.S. dollars.

ANNUAL TOTAL COMPENSATION DETERMINATION

We then determined the annual total compensation of our CEO and median colleague for fiscal year 2021, using the methodology required for the Summary Compensation Table to compute the pay ratio.

Fiscal year 2022 CEO pay ratio determination

In determining our CEO pay ratio for fiscal year 2022, we concluded there were no changes to our colleague population or compensation arrangements that would significantly change our pay ratio disclosure. However, we used a different median colleague this year because the original median colleague left Otis during fiscal year 2022. As permitted by the SEC rules, the median colleague used this year is a colleague whose compensation was substantially similar to the compensation of the original median colleague last year, based on the methodology used to select the original median colleague.

Using the same methodology as for 2021, we determined that for 2022, Ms. Marks' annual total compensation was $14,477,875, and the annual total compensation of our new median colleague was $51,865, resulting in a ratio of 279:1. We believe this pay ratio is a reasonable estimate based on the methodology and assumptions described above.

Comparing pay ratios of other companies

Because SEC rules allow companies to use different methodologies, exclusions, estimates and assumptions in calculating their CEO pay ratios, our CEO pay ratio may not be comparable to those reported by other companies.

Pay versus performance

The following section has been prepared in accordance with the SEC's new pay versus performance ("PvP") disclosure rule. The PvP rule requires public companies to disclose information reflecting the relationship between the company's financial performance and a new definition of pay, referred to as "Compensation Actually Paid." The Compensation Actually Paid amounts shown below do not reflect actual compensation paid to or earned by our NEOs and Compensation Actually Paid was not used by the Compensation Committee to make any compensation decisions.

The table below includes the required PvP disclosures for the Principal Executive Officer ("PEO") and the average non-PEO NEO for fiscal years 2022, 2021 and 2020. Detailed information on the calculation of the Compensation Actually Paid amounts for the applicable year can be found in footnote (2) below.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[3] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 investment based on: | | Net Income ($M)[5] | Adjusted Earnings Per Share ($)[6] |
					Otis TSR[4]	Peer Group TSR[4]		
2022	14,477,875	15,281,897	3,457,622	2,196,543	172	183	1,253	3.17
2021	13,770,306	26,766,637	3,956,450	7,555,268	188	193	1,246	3.01
2020	11,987,312	17,995,581	4,508,897	5,098,198	144	160	906	2.52

[1] The PEO for each year shown in this table is Ms. Marks.

[2] The year-over-year variation in the amounts reported is highly correlated with changes in our stock price. In 2022, Mr. Ghai, our former CFO, left employment and forfeited certain equity awards granted to him. His departure contributed to the lower "Average Compensation Actually Paid to non-PEO NEOs" amount reported for 2022. The following tables set forth the adjustments made from the Summary Compensation Table total for the PEO and the Average Summary Compensation Table total for the non-PEO NEOs for each year to determine the Compensation Actually Paid to the PEO and Average Compensation Actually Paid to the non-PEO NEOs under the rule.

Adjustments from Summary Compensation Table Total for PEO	2022	2021	2020
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table	-10,037,135	-8,551,766	-7,928,489
Increase based on fair value of awards granted during year that remain unvested as of year-end, determined as of year-end	9,863,321	13,480,355	8,104,020
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end	1,617,926	7,921,323	5,501,620[7]
Increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year	-964,169	-95,793	246,679
Increase based on dividends or other earnings paid during year prior to vesting date of award	324,079	242,212	84,439
Total Adjustments	**804,022**	**12,996,331**	**6,008,269**

Adjustments from Average Summary Compensation Table Total for Non-PEO NEOs	2022	2021	2020
Average deduction for change in actuarial present values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table[7]	–	-32,418	-131,158
Average increase for service cost of pension plans[7]	3,800	4,500	3,200
Average deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table	-1,837,952	-1,760,727	-2,505,440
Average increase based on fair value of awards granted during year that remain unvested as of year-end, determined as of year-end	1,285,639	2,775,458	2,078,247
Average increase/deduction for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end	196,731	2,506,949	1,232,398[8]
Average increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year	-377,495	23,866	149,908
Average deduction of fair value of awards granted prior to year that were forfeited during year	-596,064	–	-266,333
Average increase based on dividends or other earnings paid during year prior to vesting date of award	64,262	81,190	28,479
Total Adjustments	**-1,261,079**	**3,598,818**	**589,301**

(3) For 2022, our non-PEO NEOs consisted of Ms. LaFreniere and Messrs. Maheshwari, Zheng, de Montlivault and Ghai. For 2021, our non-PEO NEOs consisted of Ms. LaFreniere and Messrs. Ghai, Zheng, and de Montlivault. For 2020, our non-PEO NEOs consisted of Ms. LaFreniere and Messrs. Ghai, Zheng, de Montlivault and Eubanks.

(4) Otis did not become an independent publicly traded company until April 3, 2020. The TSR calculations for Otis and the Peer Group are based on a fixed $100 investment from April 3, 2020, through the end of 2022, assuming reinvestment of dividends. The Peer Group for purposes of this table is the S&P 500 Industrials Select Sector Index.

(5) This represents Otis' net income calculated in accordance with GAAP.

(6) The Compensation Committee has made the assessment that adjusted earnings per share ("adjusted EPS"), which is calculated on a diluted basis, represents the most important financial measure used by Otis to link Compensation Actually Paid to our PEO and non-PEO NEOs for 2022 to our performance. Adjusted EPS is the performance measure that has the greatest weighting under our PSUs. We grant 50% of each NEO's LTI opportunity as PSUs. See Appendix A for information on how adjusted EPS is calculated from our audited financial statements.

(7) Ms. LaFreniere is a participant in the PPP and Mr. de Montlivault is a participant in the TCN Plan. None of our other NEOs participate in an Otis-sponsored pension plan.

(8) For awards granted prior to 2020, we measure the increase or decrease in fair value from April 3, 2020, the date we became an independent publicly traded company.

Pay versus performance relationships

The graphs below illustrate the relationship between Compensation Actually Paid and

- Cumulative TSR for Otis and the Peer Group
- Otis' net income
- Otis' adjusted EPS







Compensation Actually Paid vs. GAAP Net Income

Comp. Actually Paid to PEO | Average Comp. Actually Paid to non-PEO NEOs | GAAP Net Income

- 2020: PEO $18.0M, non-PEO NEOs $5.1M, GAAP Net Income $906
- 2021: PEO $26.8M, non-PEO NEOs $7.6M, GAAP Net Income $1,246
- 2022: PEO $15.3M, non-PEO NEOs $2.2M, GAAP Net Income $1,253

Most important financial performance measures

In our assessment, the most important financial performance measures used to link Compensation Actually Paid to our NEOs in 2022 to our performance are the performance measures that we used in our 2022 STI and LTI programs:

- Adjusted EPS[1]
- Adjusted net income[1]
- Free cash flow[1]
- Organic sales growth[1]
- New Equipment orders growth[1]
- Relative TSR

For more information on these measures, see the "STI compensation" section on pages 50-53 and "LTI compensation" section on pages 54-57.

[1] Refer to Appendix A on pages 94-97 and Appendix B on page 98 for information on what is included in these definitions. Appendix A also provides a reconciliation of the non-GAAP financial measures to the corresponding GAAP financial measures.

Audit matters

Report of the Audit Committee

The Audit Committee assists the Board in its oversight responsibilities relating to: the integrity of Otis' financial statements; the independence, qualifications and performance of Otis' internal and independent auditors; Otis' compliance with its policies and procedures, internal controls, The Otis Absolutes and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Audit Committee's specific responsibilities and duties are set forth in the Audit Committee Charter adopted by the Board, which is available on the company's website.

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal controls. PricewaterhouseCoopers LLP ("PwC"), Otis' independent auditor, is responsible for expressing an opinion on the conformity of Otis' audited financial statements with generally accepted accounting principles and on the effectiveness of Otis' internal control over financial reporting.

In performing its oversight responsibilities, the Audit Committee has reviewed and discussed with management and with PwC the company's audited financial statements for the year ended December 31, 2022, as well as the representations of management and the independent auditor's opinion thereon regarding Otis' internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Audit Committee discussed with Otis' internal audit and PwC the overall scope and plans for their respective audits. The Audit Committee met with internal audit and PwC, with and without management present, to discuss the results of their examinations, the evaluation of Otis' internal controls, management's representations regarding internal control over financial reporting, and the overall quality of Otis' financial reporting.

The Audit Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of the Public Company Accounting and Oversight Board ("PCAOB") regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Audit Committee has also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee has also received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

PwC represented to the Audit Committee that Otis' audited financial statements were fairly presented in accordance with generally accepted accounting principles in the United States. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited financial statements be included in the Otis Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

The Audit Committee nominates PwC for appointment by the shareholders to serve again as Otis' independent auditor for 2023. The members of the Audit Committee believe that the continued retention of PwC to serve as the independent auditor is in the best interests of Otis and its shareholders.

AUDIT COMMITTEE

Jeffrey H. Black, **Chair**   Kathy Hopinkah Hannan
Nelda J. Connors*   Shelley Stewart, Jr.
Shailesh G. Jejurikar

*   Member since October 28, 2022

Proposal 3:
Appoint an independent auditor for 2023

- Pursuant to our Bylaws, our independent auditor is appointed by our shareholders. We are asking shareholders to approve the appointment of PricewaterhouseCoopers LLP ("PwC") to serve as our independent auditor for 2023 until the next Annual Meeting of Shareholders.
- PwC, an independent registered public accounting firm, served as Otis' independent auditor in 2022. Our Audit Committee has nominated, and the Board has approved, the firm for appointment by the shareholders to serve again as Otis' independent auditor for 2023.

> **THE BOARD RECOMMENDS A VOTE FOR THE APPOINTMENT OF PwC TO SERVE AS THE COMPANY'S INDEPENDENT AUDITOR FOR 2023.**

Our Audit Committee is responsible for the appointment, retention, termination, compensation, evaluation and oversight of the independent auditor. The Audit Committee has appointed PwC to continue as our independent registered public accounting firm for 2023. We believe the appointment of PwC as independent auditor is in the best interests of our shareholders, and we are asking our shareholders to approve this appointment for the reasons set forth below.

Audit Committee assessment of PwC

At least annually, the Audit Committee reviews the quality, performance and independence of its independent registered accounting firm, including a review and evaluation of the lead partner. This review takes into account the opinions of management and our internal auditor.

As a result of its most recent review, the Audit Committee believes that the continued retention of PwC as our independent registered public accounting firm is in the best interests of Otis and its shareholders. In making this determination, our Audit Committee considered a variety of factors, including:

- Independence
- Candor and insight provided to the Audit Committee
- Positive and respectful working relationship with management
- Institutional knowledge of Otis
- Responsive, timely and thorough communications with management and the Audit Committee
- Proactive and insightful information on accounting and auditing issues and regulatory developments affecting our industry
- Timely, thorough and practical advice and execution of services
- Management feedback
- Lead partner performance
- Comprehensiveness of evaluations of internal control structure

Audit Committee controls relating to independent auditor

A number of controls are in place to support the continued integrity, independence and quality of the independent registered public accounting firm and its audit responsibilities. These include:

- The Audit Committee, composed solely of independent directors, engages in regular executive sessions with PwC. The Audit Committee Chair and PwC's lead audit partner communicate frequently between formal meetings.
- The Audit Committee and our Audit Committee Chair are directly involved in the selection of PwC's lead audit partner for the Otis audit engagement.
- The Audit Committee is responsible for the audit fee negotiations and closely monitors those fees, including the appropriateness of fees relative to both efficiency and audit quality.
- The Audit Committee Chair, directly, or as delegated to an Audit Committee member, must preapprove all services rendered by PwC to Otis and its consolidated subsidiaries. These services include audit, audit-related services (including attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services, and due diligence-related services) and tax services.
- The Audit Committee reviews and discusses with PwC information regarding PwC's periodic internal and peer quality reviews of its audit work as well as Public Company Accounting and Oversight Board reviews.

Policy on Audit Committee preapproval of audit and permissible non-audit services of independent auditor

The Audit Committee has adopted procedures requiring its review and approval in advance of all audit and permissible non-audit services provided by Otis' independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided that the Audit Committee is subsequently informed of each particular service approved by delegation. All of the engagements and fees for 2022 were approved by the Audit Committee. The Audit Committee reviewed with PwC whether the non-audit services to be provided were compatible with maintaining the firm's independence and concluded that they were. At least quarterly, the Audit Committee reviewed a report summarizing fiscal year-to-date services provided by PwC and reviewed an updated projection of the fiscal year's estimated fees. Non-audit services consist of those described below in the Tax Fees and All Other Fees categories.

Fees billed by PwC

This table presents fees for professional audit and other services rendered by PwC for the fiscal years 2022 and 2021.

	Year Ended December 31, 2022 ($)	Year Ended December 31, 2021 ($)
Audit Fees[1]	11,609,711	13,928,667
Audit-Related Fees[2]	181,000	319,000
Tax Fees[3]	1,689,785	3,499,025
All Other Fees[4]	23,900	1,348,786
Total	**13,504,396**	**19,095,478**

[1] These amounts represent fees of PwC for the audit of our annual consolidated financial statements; the review of consolidated financial statements included in our quarterly Form 10-Q reports; the audit of internal control over financial reporting; and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC. Audit fees also include advice on accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

[2] Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Otis' consolidated financial statements or internal control over financial reporting. This category includes fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; contractually required audits and compliance assessments; and accounting consultations about the application of GAAP to proposed transactions.

[3] Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independence risks are mitigated by established safeguards following agreed upon standard work.

[4] All other fees consist of permitted services other than those that meet the criteria above and primarily consist of accounting research software and risk management claims services.

A representative of PwC is expected to be available at our 2023 Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders.

Proposal 4:
Shareholder proposal for an independent Board Chairman

We expect the following proposal to be presented by a shareholder at the Annual Meeting. In accordance with SEC rules, the shareholder proposal is presented below as submitted by the shareholder. Otis disclaims all responsibility for the content of the proposal, the graphic and the supporting statement. John Chevedden, 2215 Nelson Ave, No. 205, Redondo Beach, CA 90278 USA, is the proponent of the following shareholder proposal.

THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Resolution Proposed by Shareholder

Proposal 4 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and Otis. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

A Lead Director is no substitute for an independent Board Chairman. A lead director is not responsible for the strategic direction of the company. And a Chairman/CEO can ignore the advice and feedback from a lead director.

The Otis lead director does not seem to have robust duties. The lead director has 2 duties where he "assists." Another duty is to give "final approval" which seems to say that the lead director may no role until the hour before a meeting. The lead director has a "leads" role which is diminished because it is a joint "leads" role. The lead director has no role explicitly involving the corporate strategy of Otis.

Perhaps there should be a rule against a person who has been a CEO and a Chairman at the same time being named as lead director. Otis lead director Mr. John Walker had years in the dual jobs of CEO and Chairman.

Past and present holders of both jobs at the same time would seem to have a special affinity for each other. Affinity is inconsistent with the oversight role of a lead director. Mr. Walker also received the most against votes of any Otis director in 2022.

Plus management fails to give shareholders enough information on this topic to make a more informed decision. There is no management comparison of the *exclusive powers* of the Office of the Chairman and the de minimis *exclusive powers* of the Lead Director.

Please vote yes: **Independent Board Chairman — Proposal 4**

Our response – Statement in opposition to Proposal 4

The Board recommends that you vote "AGAINST" this proposal because it believes that it is in the best interests of our shareholders and Otis for the Board to have flexibility to select from among all directors the person they believe is best suited to serve as Board Chair.

Mandating a particular structure would unduly restrict the Board's ability going forward to make determinations as to the appropriate oversight of Otis, including the appropriate board leadership structure. Selecting the right Board Chair is especially important in today's rapidly evolving business and macroeconomic environment which requires companies to be agile in mitigating impacts on Otis, its strategy and long-term shareholder value. The Board is uniquely positioned to understand and oversee these risks. The Board determines the leadership structure that it believes is and will be the most effective and appropriate for Otis at a given time, taking into account the Board's collective experience and judgement and the relevant circumstances. Recognizing this, Otis' Corporate Governance Guidelines do not have a set policy regarding whether the roles of Chair and Chief Executive Officer should be separate or combined.

In line with the directors' duty to ensure the right leadership and oversight, the Nominations and Governance Committee periodically reviews and makes recommendations to the full Board on the appropriate governance framework for Board leadership, as well as the right individuals to fill leadership roles. The Committee and Board take into consideration the then-current environment for Otis' business and industry, relevant macroeconomic factors, the facts and circumstances of our Board and management, governance best practices, and feedback that we receive from our shareholders. Effective February 3, 2022, the Board elected our CEO Judith F. Marks as its Chair, with Ms. Marks continuing in her role as CEO and President of Otis. The previous leadership structure had been put in place by our former parent company preceding Otis' transition to an independent, publicly traded company. Following two years of strong performance as an independent company and after meaningful deliberation and consideration, the Board believed, and continues to believe, that the interests of shareholders are best served by having Ms. Marks serve as Chair and CEO.

Our Corporate Governance Guidelines require that, when the Chair of the Board is not independent, the Board annually appoints an independent Lead Director. The Lead Director ensures that the Board fulfills its role of providing appropriate independent oversight of management. In 2022, our independent directors elected John H. Walker to continue in the role of independent Lead Director as the Board believes his skills, experience, dedication and time commitment all make him well-qualified to serve in this role. In accordance with our Corporate Governance Guidelines, the Lead Director role has significant powers and responsibilities, which are described in more detail in this Proxy Statement, including final approval authority over all Board meeting schedules, agendas and materials, and authority to call special meetings of the Board, committees and private sessions of independent directors. The Lead Director also is responsible for providing annual and ongoing feedback to the Chair and CEO on topics that include her performance, the functioning of the Board and other issues or concerns that may arise, and for serving as principal liaison on Board-wide issues between the independent members of the Board and the CEO and Chair, as necessary. The Board regularly reviews and considers, as appropriate, updates to the Lead Director's powers and responsibilities.

Otis and the Board have put in place a number of other practices, policies and processes to promote Board independence and management oversight. 80% of the Board members are independent, and each of the Audit, Compensation, and Nominations and Governance committees is composed solely of independent directors. All directors are up for election annually and undertake annual Board and committee evaluations. Shareholders benefit from the right to call special meetings of shareholders and to act by written consent, and Otis engages with its shareholders regularly as described in this Proxy Statement. Indeed, Otis has been widely recognized as a leader in good corporate governance and responsibility. In 2022, Otis was named to Fortune's World's Most Admired Companies list, Forbes' World's Best Employers list, and as one of Newsweek's Most Responsible Companies.

For all of these reasons, the proponent's desire to dictate Otis' governance structure and deprive the Board of the flexibility to determine the appropriate leadership structure is neither necessary nor in the best interests of Otis nor our shareholders. Therefore, our Board recommends voting AGAINST this proposal.

Other important information

Stock ownership

Beneficial stock ownership of directors and executive officers

The following table shows information as of March 7, 2023, regarding the beneficial ownership of Otis common stock by: (i) each director and nominee; (ii) each NEO; and (iii) the directors and executive officers as a group. None of these individuals, or the group as a whole, beneficially owned more than 1% of Otis common stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power of the shares shown.

Directors and Executive Officers	SARs Exercisable within 60 days[1]	RSUs Convertible to Shares within 60 days[2]	DSUs Convertible to Shares within 60 days[3]	Total Shares Beneficially Owned	Percentage of Class (%)
Jeffrey H. Black	–	–	9,426	9,676	*
Nelda J. Connors	–	–	2,275	2,275	*
Kathy Hopinkah Hannan	–	–	9,145	9,145	*
Shailesh G. Jejurikar	–	–	15,242	15,519[4]	*
Christopher J. Kearney	45,302	1,397	6,026	73,506[4]	*
Harold W. McGraw III	–	1,426	33,000	36,228	*
Margaret M. V. Preston	–	–	11,125	12,096[5]	*
Shelley Stewart, Jr.	–	–	9,145	9,145	*
John H. Walker	–	–	17,118	17,118	*
Judith F. Marks	102,289	–	–	203,594	*
Nora E. LaFreniere	34,663	–	–	48,543	*
Anurag Maheshwari	9,489	–	–	20,252	*
Stéphane de Montlivault	22,938	–	–	44,099	*
Peiming (Perry) Zheng	31,939	–	–	38,127	*
Rahul Ghai[6]	29,415	–	–	46,155[7]	*
All directors and executive officers as group (19 persons)[8]				623,288	*

[1] The SARs in the table reflect the net number of shares of Otis common stock that would be issued to the executive officers upon SARs exercisable within 60 days of March 7, 2023. Once vested, each SAR can be exercised for the number of shares of Otis common stock having a value equal to the increase in value of a share of Otis common stock from the date the SAR was granted through the exercise date. The net number of shares of Otis common stock was calculated using $85.14 per share, which was the closing price of our common stock on March 7, 2023.

[2] These RSUs represent the conversion of RSUs earned as a director of UTC that were converted into Otis RSUs in connection with the Separation.

[3] The non-employee director DSUs are converted into Otis common stock upon separation from service. The table reflects the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of March 7, 2023, following the director's separation from the Board. For Messrs. McGraw and Kearney, the total also includes DSUs earned as a director of UTC that were converted into Otis DSUs in connection with the Separation.

[4] Includes shares held by a trust.

[5] Includes shares held in individual retirement accounts for Ms. Preston and her spouse, and shares held jointly with her spouse.

[6] Mr. Ghai is included in the table because he was an NEO for 2022 even though his employment terminated on August 12, 2022.

[7] Includes shares held in an individual retirement account.

[8] Mr. Ghai's beneficial ownership is not included in this total because he is not currently an executive officer.

* Less than 1%.

Certain beneficial owners

The following table shows all holders known to Otis to be beneficial owners of more than 5% of the outstanding shares of Otis common stock as of the end of fiscal year 2022.

Name and Address	Shares	Percent of Class (%)
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	39,713,309	9.53
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	35,961,868	8.6

[1] The Vanguard Group reported in an SEC filing that, as of December 30, 2022, it held sole voting power with respect to zero shares of Otis common stock, shared voting power with respect to 541,111 shares of Otis common stock, sole dispositive power with respect to 38,086,290 shares of Otis common stock, and shared dispositive power with respect to 1,627,019 shares of Otis common stock.

[2] BlackRock, Inc., reported in an SEC filing that, as of December 31, 2022, it held sole power to vote or to direct the vote of 31,691,229 shares of Otis common stock and sole power to dispose or direct the disposition of 35,961,868 shares of Otis common stock.

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such directors, executive officers and 10% shareholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or on written representations from certain reporting persons for which no other filings were required, we believe that during the year ended December 31, 2022, there was compliance with all Section 16(a) filing requirements applicable to our directors, executive officers and 10% shareholders.

Transactions with related persons

The Otis Related Person Transactions Policy requires review, approval or ratification of "Related Person Transactions," defined by Otis as transactions exceeding $120,000 in which Otis or an Otis subsidiary is a participant and in which an Otis director, executive officer, or a beneficial owner of 5% or more of Otis' outstanding shares, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest.

Under this policy, a director, director nominee and executive officer must notify the Corporate Secretary of any proposed or ongoing transaction, arrangement or relationship in which the amount involved exceeds $120,000, Otis or any of its subsidiaries is a participant, and such person or such person's immediate family member had, has or will have an interest, whether or not such interest is material. On submission, the following process occurs:

- The proposed transaction is reviewed by the Corporate Secretary who will, in consultation with the Chief Compliance Officer, assess whether the transaction may be a Related Person Transaction.

- If the Corporate Secretary and Chief Compliance Officer conclude that the transaction may be a Related Person Transaction, the transaction is submitted to the Board's Nominations and Governance Committee for evaluation.

- The Nominations and Governance Committee will prohibit any Related Person Transaction that is determined to be inconsistent with the interests of Otis and its shareholders. The Nominations and Governance Committee has delegated to its Chair the authority to make this determination if review is required prior to the next scheduled Committee meeting. In making this determination, the Nominations and Governance Committee must take into consideration all relevant facts and circumstances, including whether the transaction is on terms no less favorable to Otis than those available with other parties and the extent of the related person's interest in the transaction.

If the Corporate Secretary learns of a Related Person Transaction that is ongoing or already consummated without having received the Nominations and Governance Committee's approval, the Corporate Secretary will promptly submit the transaction to the Nominations and Governance Committee for review. The Nominations and Governance Committee will consider all of the relevant facts and circumstances available, shall evaluate all options, including, but not limited to, ratification, amendment, rescission or termination of the Related Person Transaction, and will take or recommend to the Board such course of action as appropriate under the circumstances. The Nominations and Governance Committee also will examine the facts and circumstances pertaining to the failure of such transaction to have been presented to the Nominations and Governance Committee and will take such actions deemed appropriate under the circumstances.

Otis' policy generally permits employment of relatives of related persons possessing qualifications consistent with Otis' requirements for non-related persons in similar circumstances, provided that the employment is approved by the Chief People Officer and the Chief Compliance Officer. There were no Related Person Transactions identified for 2022.

Other matters

Cautionary note concerning factors that may affect future results

This Proxy Statement contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for Otis' future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "medium-term," "near-term," "confident," "goals" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, dividends, share repurchases, tax rates, R&D spend, credit ratings, net indebtedness and other measures of financial performance or potential future plans, strategies or transactions, or statements that relate to climate change and our intent to achieve certain ESG targets or goals, including operational impacts and costs associated therewith, and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Otis claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Otis and its businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices and other inflationary pressures, interest rates and foreign currency exchange rates, levels of end market demand in construction, pandemic health issues (including COVID-19 and variants thereof and the ongoing economic recovery therefrom and their effects on, among other things, global supply, demand and distribution), natural disasters (whether as a result of climate change or otherwise) and the financial condition of Otis' customers and suppliers;
- the effect of changes in political conditions in the U.S. and other countries in which Otis and its businesses operate, including the effects of the ongoing conflict between Russia and Ukraine and related sanctions and export controls, on general market conditions, commodity costs, global trade policies, currency exchange rates and stakeholder perception in the near term and beyond;
- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
- future levels of indebtedness, capital spending, and research and development spending;
- future availability of credit and factors that may affect such availability, credit market conditions and Otis' capital structure;
- the timing and scope of future repurchases of Otis' common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;
- fluctuations in prices and delays and disruption in delivery of materials and services from suppliers, whether as a result of COVID-19, the ongoing conflict between Russia and Ukraine or otherwise;
- cost reduction or containment actions, restructuring costs and related savings and other consequences thereof;
- new business and investment opportunities;
- the outcome of legal proceedings, investigations and other contingencies;
- pension plan assumptions and future contributions;
- the impact of the negotiation of collective bargaining agreements and labor disputes and labor inflation in the markets in which Otis and its businesses operate globally;
- the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which Otis and its businesses operate, including as a result of the ongoing conflict between Russia and Ukraine;
- the ability of Otis to retain and hire key personnel;
- the scope, nature, impact or timing of acquisition and divestiture activity, the integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation, and incurrence of related costs;

- the determination by the Internal Revenue Service and other tax authorities that the distribution or certain related transactions in connection with the Separation should be treated as taxable transactions; and
- our obligations and disputes that have or may hereafter arise under the agreements we entered into with RTX and Carrier in connection with the Separation.

These and other factors are more fully discussed in the "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in our 2022 Form 10-K and may cause actual results to differ materially from those expressed or implied in the forward-looking statements. The forward-looking statements speak only as of the date of this report, or in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Availability of corporate documents

The Otis Corporate Governance Guidelines (and related documents), the charters for each committee of the Board and Otis' code of ethics (The Otis Absolutes) are available on Otis' website at www.otisinvestors.com/governance/governance-documents. Printed copies will be provided, without charge, to any shareholder on request addressed to the Corporate Secretary at:

Corporate Secretary
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032 USA

Incorporation by reference

In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2022 Form 10-K, filed on February 3, 2023, Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2021 Form 10-K, filed on February 4, 2022 and Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2020 Form 10-K, filed on February 5, 2021. These are the only portions of such filings that are incorporated by reference in this Proxy Statement.

The information contained on www.otisinvestors.com or on any other Otis' website referred to in this Proxy Statement or described in the ESG Report is provided for reference only and is not incorporated by reference into this Proxy Statement.

Company names, trademarks and trade names

Otis and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are either the registered or unregistered trademarks or trade names of Otis and its subsidiaries. Names of other companies and organizations, abbreviations thereof, logos of other companies and organizations, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Frequently asked questions about the 2023 Annual Meeting

YOUR VOTE IS IMPORTANT.

Why am I being provided with these proxy materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at our Annual Meeting and at any postponed or reconvened meeting.

Who can vote?

All registered shareholders and beneficial owners of shares held in street name are entitled to vote if they owned shares of Otis common stock at the close of business on March 20, 2023, which is referred to as the "record date." For a period of 10 days prior to the Annual Meeting, a list of registered shareholders entitled to vote at the meeting will be available for examination by registered shareholders during normal business hours at our headquarters in Farmington, Connecticut, as long as the examination is for a purpose germane to the meeting. If you would like to view such list of registered holders, please contact the Corporate Secretary's Office to schedule an appointment by mail or email at the addresses set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.

Does the company have a policy about directors' attendance at the Annual Meeting?

We do not have a written policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict.

What is the quorum requirement for the Annual Meeting?

Under the Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of Otis common stock as of the record date, present either at the Annual Meeting or by proxy and entitled to vote, will constitute a quorum. As of the record date, 413,242,757 shares of common stock were issued and outstanding.

How do I vote?

Registered shareholders.



INTERNET

Online at the Virtual Meeting:
Go to www.virtualshareholdermeeting.com/OTIS2023.
You may attend the meeting via the internet and vote during the meeting. Have your Notice of Internet Availability, proxy card or voting instruction form in hand and follow the instructions.

Online in advance of the Virtual Meeting:
Go to www.proxyvote.com.
Use the internet to transmit your voting instructions and for electronic delivery of information until 11:59 p.m. Eastern time on May 17, 2023. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern time on May 17, 2023. To authenticate your internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction card.



TELEPHONE

1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m. Eastern time on May 17, 2023. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you call and then follow the instructions.



MAIL

Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope we provided or return it in your own envelope by mailing it to:

Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 USA.

Please allow sufficient time for delivery of your proxy card or voting instruction form if you decide to vote by mail.

Beneficial shareholders. If you own shares in street name through an account with a bank, brokerage firm or other intermediary, your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

Changing your vote. If you are a registered shareholder:

- If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.
- If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).
- Write to the Corporate Secretary providing your name and account information.
- If you are a beneficial shareholder, ask your bank, brokerage firm or other intermediary how to revoke or change your voting instructions.

How will my shares be voted?

Each share of Otis common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting. We do not know of any such additional matters at this time, however.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is permitted under NYSE rules to vote your shares in its discretion only on Proposal 3 (Appoint an independent auditor for 2023) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote." The impact of abstentions and broker non-votes on the overall voting results is shown in the table on the next page on page 91.

How do voting abstentions and broker non-votes affect the voting results?

	Election of directors	Appoint an independent auditor for 2023	Advisory vote to approve executive compensation; Shareholder proposals
Vote Required for Approval	Votes for a nominee must exceed 50% of the votes cast with respect to that nominee	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval
Impact of Abstentions	Not counted as votes cast; no impact on outcome	Counted toward quorum; impact is the same as a vote against	Counted toward quorum; impact is the same as a vote against
Impact of Broker Non-Votes	Not counted as votes cast; no impact on outcome	Not applicable	Not counted as shares entitled to vote; no impact on outcome

What happens if a director in an uncontested election receives more votes "against" than "for" their election?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "against" than votes "for" their election must, under our Corporate Governance Guidelines, promptly tender their resignation to the Chair of the Nominations and Governance Committee following certification of the shareholder vote. The Nominations and Governance Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Nominations and Governance Committee's recommendation or the Board's consideration.

Under our Corporate Governance Guidelines, the Board must act on the Nominations and Governance Committee's recommendation no later than 90 days after the date of the Annual Meeting. Regardless of whether the Board accepts or rejects the resignation, Otis must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Nominations and Governance Committee will also recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under the Otis Bylaws, a vacancy arising in these circumstances may be filled by a majority vote of the remaining Board directors.

Who counts the votes?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed to keep the vote of each shareholder confidential, and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareholder votes in a contested proxy solicitation.

How may the company solicit my proxy?

Employees of Otis may solicit proxies on behalf of the Board by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. Otis will bear the cost of soliciting proxies and will reimburse banks, brokerage firms and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders. Otis has retained Georgeson, Inc. to assist in soliciting proxies for a fee of $17,000 plus expenses.

Why did I receive a Notice of Internet Availability?

To conserve natural resources and reduce costs, we are sending most shareholders a Notice of Internet Availability, as permitted by SEC rules. The Notice of Internet Availability explains how you can access Otis' proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future Annual Meetings.

Why is the meeting being held virtually?

The 2023 Annual Meeting is being held on a virtual-only basis to enable participation by a broader number of shareholders. We believe that hosting a virtual meeting facilitates shareholder attendance by enabling shareholders to safely participate in the Annual Meeting. We have designed the virtual meeting to provide shareholders with the same rights and opportunities as they would have at an in-person meeting.

How can I receive my proxy materials electronically?

To conserve natural resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

If you are a registered shareholder, you can sign up at www-us.computershare.com/Investor/#Home to get electronic access to proxy materials for future Annual Meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access the Annual Report to Shareholders and Proxy Statement and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future Annual Meeting.

If you are a beneficial shareholder, you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary.

What materials are mailed to me when I share the same address as another Otis shareholder?

If you share an address with one or more other Otis shareholders, you may have received only a single copy of the 2022 Annual Report, Proxy Statement or Notice of Internet Availability for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs.

If you are a registered shareholder and you prefer to receive a separate copy of the 2022 Annual Report, Proxy Statement or Notice of Internet Availability this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in householding and receive a single copy, please contact Computershare at 1-866-524-0723. If you are a beneficial shareholder, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How can I receive a copy of the company's 2022 Annual Report on Form 10-K?

Otis will provide, without charge, a copy of the Annual Report on Form 10-K to any shareholder on a request directed to the Corporate Secretary's Office (see page 93 for contact information).

How do I submit proposals and nominations for the 2024 Annual Meeting?

Shareholder Proposals. To submit a shareholder proposal to be considered for inclusion in the proxy statement for the 2024 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by December 8, 2023, which is 120 days prior to the anniversary of the prior year's proxy statement mailing date.

To introduce a proposal for vote at the 2024 Annual Meeting (other than a shareholder proposal included in the proxy statement in accordance with SEC Rule 14a-8), Otis Bylaws require that the shareholder send advance written notice to the Corporate Secretary for receipt at least 90 days but not more than 120 days before the first anniversary of the prior year's annual meeting. Based on the 2023 Annual Meeting date, a notice will be considered timely for the 2024 Annual Meeting if our Corporate Secretary receives it no earlier than January 19, 2024, and no later than February 18, 2024.

Director nominations at the 2024 Annual Meeting. The Otis Bylaws require that a shareholder who wishes to nominate a candidate for election as a director at the 2024 Annual Meeting (other than pursuant to the proxy access provisions of Section 1.16 of the Otis Bylaws) must send advance written notice to the Corporate Secretary for receipt at least 90 days but not more than 120 days before the first anniversary of the prior year's annual meeting. This means, based on the 2023 Annual Meeting date, no earlier than January 19, 2024, and no later than February 18, 2024.

Director nominations by proxy access. The Otis Bylaws require that an eligible shareholder who wishes to have a nominee of that shareholder included in the Otis proxy materials for the 2024 Annual Meeting, pursuant to the proxy access provisions of Section 1.16 of our Bylaws, send advance written notice to the Corporate Secretary for receipt at least 120 days, but not more than 150 days before the first anniversary of the prior year's proxy statement mailing date. This means based on the 2023 mailing date, no earlier than November 8, 2023, and no later than December 8, 2023.

Director nominations under the Universal Proxy Rules. In addition to the notice requirements established in the Otis Bylaws, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees for the 2024 Annual Meeting must comply with Rule 14a-19 under the Exchange Act, including by providing notice to the Corporate Secretary setting forth the information required under such rule, at least 90 days but not more than 120 days before the first anniversary of the prior year's annual meeting, as required by our Bylaws. This means, based on the 2023 Annual Meeting date, no earlier than January 19, 2024, and no later than February 18, 2024. Any such notice must include a statement that the shareholder intends to solicit shareholders of Otis representing at least 67% of the voting power of the shares entitled to vote on the election of directors at the 2024 Annual Meeting in support of director nominees other than our nominees.

Shareholders are advised to review our Bylaws, a copy of which is available on our website listed below, as they contain additional requirements with respect to advance notice of shareholder proposals and director nominations and nominations made under the proxy access provision.

How do I contact the Corporate Secretary's Office?

Shareholders may contact the Corporate Secretary's Office in one of the two methods shown below:

Communication Method	Contact Information
Write a letter	Corporate Secretary Otis Worldwide Corporation 1 Carrier Place Farmington, CT 06032 USA
Send an email	corpsecretary@otis.com

OUR BYLAWS AND OTHER GOVERNANCE DOCUMENTS ARE AVAILABLE AT WWW.OTISINVESTORS.COM/GOVERNANCE/GOVERNANCE-DOCUMENTS.



The paper used in the production of this Proxy Statement is certified to Forest Stewardship Council® (FSC®) standards, which promote environmentally sound, socially beneficial and economically prosperous management of the world's forests. This Proxy Statement was printed using exclusively vegetable-based inks.

Appendix A: Reconciliation of GAAP measures to corresponding non-GAAP measures

RECONCILIATION OF OPERATING PROFIT & OPERATING PROFIT MARGIN (GAAP) TO CORRESPONDING NON-GAAP MEASURES

	Year Ended December 31,	
(dollars in millions)	2022 ($)	2021* ($)
New Equipment		
GAAP Net Sales	**5,864**	**6,428**
Russia sales	(86)	(220)
Adjusted New Equipment Sales	**5,778**	**6,208**
GAAP Operating Profit	**358**	**459**
Restructuring	23	23
Russia operations	(3)	(40)
Russia conflict-related charges	3	–
Adjusted New Equipment Operating Profit	**381**	**442**
Reported New Equipment Operating Profit Margin	6.1%	7.1%
Adjusted Operating Profit Margin	6.6%	7.1%
Service		
GAAP Net Sales	**7,821**	**7,870**
Russia sales	(20)	(33)
Adjusted Service Sales	**7,801**	**7,837**
GAAP Operating Profit	**1,789**	**1,762**
Restructuring	37	33
Russia operations	4	6
Russia conflict-related charges	2	–
Adjusted Service Operating Profit	**1,832**	**1,801**
Reported Service Operating Profit Margin	22.9%	22.4%
Adjusted Operating Profit Margin	23.5%	23.0%
General Corporate Expenses and Other		
GAAP General Corporate Expenses and Other	**(114)**	**(113)**
Russia other expense (income)	4	1
Russia sale and conflict-related charges	23	–
One-time separation costs, net and other	–	27
Adjusted General Corporate Expenses and Other	**(87)**	**(85)**
Total Otis		
GAAP Operating Profit	**2,033**	**2,108**
Restructuring	60	56
Russia operations	5	(33)
Russia sale and conflict-related charges	28	–
One-time separation costs, net and other	–	27
Adjusted Total Operating Profit	**2,126**	**2,158**
Reported Total Operating Profit Margin	14.9%	14.7%
Adjusted Total Operating Profit Margin	15.7%	15.4%

*   Adjusted amounts presented for 2021 have been adjusted to exclude the impact of our operations in Russia, for comparability to adjusted amounts presented for 2022.

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS AND DILUTED EARNINGS PER SHARE (GAAP) TO CORRESPONDING NON-GAAP MEASURES

	Year Ended December 31,	
(dollars in millions, except per share amounts)	2022 ($)	2021* ($)
Adjusted Operating Profit	**2,126**	**2,158**
Non-service pension cost (benefit)	2	11
Net interest expense[1][2]	139	123
Adjusted income from operations before income taxes	**1,985**	**2,024**
Income tax expense	519	541
Tax impact on restructuring and non-recurring items	5	13
Non-recurring tax items	2	26
Adjusted net income from operations	**1,459**	**1,444**
Noncontrolling interest[3]	116	173
Adjusted net income attributable to common shareholders	**1,343**	**1,271**
GAAP income attributable to common shareholders	**1,253**	**1,246**
Restructuring	60	56
Zardoya Otis Tender Offer finance costs[1]	5	14
Russia operations[2][3]	4	(33)
Russia sale and conflict-related charges	28	–
One-time separation costs, net and other	–	27
Tax effects of restructuring, non-recurring items and other adjustments	(5)	(13)
Non-recurring tax items	(2)	(26)
Adjusted net income attributable to common shareholders	**1,343**	**1,271**
Diluted Earnings Per Share	**2.96**	**2.89**
Impact to diluted earnings per share	0.21	0.06
Adjusted Diluted Earnings Per Share	**3.17**	**2.95**
Effective Tax Rate	**27.5%**	**27.6%**
Impact of adjustments on effective tax rate	(1.0)%	1.1%
Adjusted Effective Tax Rate	**26.5%**	**28.7%**

---

*   Adjusted amounts presented for 2021 have been adjusted to exclude the impact of our operations in Russia, for comparability to adjusted amounts presented for 2022.

[1]   Otis incurred interest costs associated with financing the Zardoya Otis Tender Offer. Net interest expense for the years ended December 31, 2022, and 2021 are reflected as adjusted without those costs.

[2]   Net interest expense is reflected as adjusted, without $1 million of interest income from its operations in Russia in the year ended December 31, 2021.

[3]   Noncontrolling interest is reflected as adjusted, without $1 million of income in the year ended December 31, 2021.

RECONCILIATION OF 2022 NET SALES (GAAP) TO ORGANIC SALES GROWTH (NON-GAAP)

Year Ended December 31, 2022, Compares with Year Ended December 31, 2021

| | Factors Contributing to Total % Change in Net Sales | | | |
	Organic	FX Translation	Acquisitions/ Divestitures, net	Total
New Equipment	(1.7)%	(4.9)%	(2.2)%	(8.8)%
Service	6.0%	(6.7)%	0.1%	(0.6)%
Maintenance and Repair	5.6%	(6.8)%	–%	(1.2)%
Modernization	8.1%	(6.5)%	0.5%	2.1%
Total Net Sales	2.5%	(5.9)%	(0.9)%	(4.3)%

COMPONENTS OF CHANGES IN NEW EQUIPMENT BACKLOG

	December 31, 2022 Year-over-year Growth (%)
New Equipment backlog increase at actual currency	3%
Russia	2%
Foreign exchange impact to New Equipment backlog	6%
Adjusted New Equipment backlog increase at constant currency	11%

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES (GAAP) TO FREE CASH FLOW (NON-GAAP)

	Year Ended December 31,	
(dollars in millions)	2022 ($)	2021 ($)
Net income attributable to common shareholders	1,253	1,246
Net cash flows provided by operating activities	1,560	1,750
Net cash flows provided by operating activities as a percentage of net income attributable to common shareholders	125%	140%
Capital expenditures	(115)	(156)
Capital expenditures as a percentage of net income attributable to common shareholders	(9)%	(13)%
Free cash flow	1,445	1,594
Free cash flow as a percentage of net income attributable to common shareholders	115%	128%

Use and definitions of non-GAAP financial measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted net sales, organic sales, adjusted operating profit, adjusted net income, adjusted diluted earnings per share ("EPS"), adjusted remaining performance obligation ("RPO"), constant currency and free cash flow are non-GAAP financial measures.

Adjusted net sales represents net sales (a GAAP measure), excluding significant items of a non-recurring and/or nonoperational nature ("other significant items").

Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months and other significant items. The company's management believes organic sales is a useful measure in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items.

Adjusted net income represents net income attributable to common shareholders (a GAAP measure), excluding restructuring costs and other significant items, including related tax effects. Adjusted diluted EPS represents diluted earnings per share attributable to common shareholders (a GAAP measure), adjusted for the per share impact of restructuring and other significant items, including related tax effects.

Adjusted RPO or Adjusted Backlog represents RPO (otherwise referred to herein as "backlog" from time to time) (a GAAP measure), excluding other significant items.

The company's management believes that adjusted net sales, organic sales, adjusted operating profit, adjusted net income, adjusted diluted EPS, and adjusted RPO are useful measures in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Additionally, GAAP financial results include the impact of changes in foreign currency exchange rates ("AFX"). We use the non-GAAP measure "at constant currency" or "CFX" to show changes in our financial results without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, income statement results are translated in U.S. dollars at the average exchange rate for the period presented. The company's management believes that this non-GAAP measure is useful in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. The company's management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Otis' ability to fund its activities, including the financing of acquisitions, debt service, repurchases of common stock and distribution of earnings to shareholders.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables on pages 94-96. These tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Appendix B: Financial performance metrics used in the Otis STI program

All performance measures are based on performance of continuing operations, unless otherwise noted.

Metric	Corporate Level	Region Levels
Adjusted Net Income	Otis global consolidated net income from continuing operations attributable to common shareholders, adjusted for restructuring costs, non-recurring and other significant non-operational items	N/A
EBIT	N/A	Earnings at the region level before interest and taxes, at constant currency, adjusted for restructuring costs, non-recurring and other significant non-operational items, and impact of significant acquisitions/divestitures
Free Cash Flow (FCF)	Otis global consolidated net cash flow provided by operating activities, less capital expenditures, adjusted for certain discrete items, non-recurring and other significant non-operational items	An internal measure, at constant currency, and defined as consolidated net cash flow provided by operating activities, less capital expenditures, and adjusted for restructuring, non-recurring and other significant non-operational items
Organic Sales	Consolidated net sales at the Otis global/region level excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months, and other significant items of a non-recurring and/or non-operational nature	
New Equipment Orders	Net future sales value at the Otis global/regional level, at constant currency, of contractual obligations to provide our products (including installation) under purchase orders, contracts, options, long-term agreements or other forms of legally binding contractual arrangements	

Otis Worldwide Corporation
1 Carrier Place, Farmington, CT 06032 USA
otis.com

OTIS